Form 20-F
period 2024-12-31
ORANGEKLOUD TECHNOLOGY INC.
filed 2025-05-02
CIK 1979407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from __________ to ____________

Commission file number: 001-42189

Orangekloud Technology Inc.

(Exact name of the Registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1 Yishun Industrial Street 1
#04-27/28&34 Aposh Building Bizhub
Singapore, 768160

(Address of principal executive offices)

Goh Kian Hwa

Tel: +65 6317 2050

Email: alex.goh@msc-consulting.com.sg

1 Yishun Industrial Street 1
#04-27/28&34 Aposh Building Bizhub
Singapore, 768160

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.001	ORKT	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 23,359,000 ordinary shares issued and outstanding as of December 31, 2024. As of the date of this Annual Report, the registrant had 8,388,012 Class A ordinary shares and 14,970,988 Class B ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

2

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

These statements are subjective. Therefore, they involve known and unknown risks.

They are based largely on our current expectations and projections about future events and financial trends, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, for reasons connected with measuring future developments, including:

1.	the correct measurement and identification of factors affecting our business;

2.	the extent of their likely impact; and/or

3.	the accuracy and completeness of the publicly available information regarding the factors upon which our business strategy is based.

Forward-looking statements should not be read as a guarantee of future performance or results. They will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time regarding future events. Consequently, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Important factors that could cause actual performance or results to differ materially from those contained in forward-looking statements include, but are not limited to, those factors discussed under Item 3.D. “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The board of Directors of our Company.

“Class A Ordinary Shares”	:	Class A ordinary shares in the capital of the Company of US$0.001 nominal or par value each designated as Class A ordinary shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Class B Ordinary Shares”	:	Class B ordinary shares in the capital of the Company of US$0.001 nominal or par value each designated as Class B ordinary shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Companies Act”	:	The Cayman Islands Companies Act, as amended, supplemented or modified from time to time.

“Company”	:	Orangekloud Technology Inc.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“COVID-19”	:	Coronavirus disease 2019.

“Directors”	:	The directors of our Company.

“Executive Officers”	:	The executive officers of our Company. See section titled “Management.”

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31.

“Fiscal Six Months Period” or “Six Month Period Ended”	:	Financial six months period ended or, as the case may be, ending June 30.

“GAAP”	:	Accounting principles generally accepted in the United States of America

“Group”	:	Our Company and our subsidiaries.

“GST”	:	Goods and Services Tax.

“IPO”		The initial public offering of 2,750,000 Class A Ordinary Shares of the Company, par value $0.001 per share at a price of $4.75 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277162) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 20, 2024(as amended, the “Registration Statement”) was declared effective by the Commission on July 24, 2024. On July 24, 2024, the Company issued a press release announcing the pricing of the IPO, and on July 26, 2024, the Company issued a press release announcing the closing of the IPO.

“Listing”	:	The listing and quotation of our Class A Ordinary Shares on Nasdaq.

“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting shares (excluding treasury shares) in our Company, and the total votes attached to that share, or those shares, is not less than 5.0% of the total votes attached to all the voting shares (excluding treasury shares) in our Company.

“MSC Consulting”	:	MSC Consulting (S) Pte. Ltd.

“MSCI Consulting”	:	MSCI Consulting Sdn. Bhd. (now known as Orangekloud Technology Sdn. Bhd.)

“Nasdaq”	:	The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.

“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“Orangekloud Investments”		Orangekloud Investments Pte. Ltd (formerly known as Orangekloud Reskilling Centre Pte. Ltd)

“Orangekloud Malaysia”		Orangekloud Technology Sdn. Bhd. (formerly known as MSCI Consulting Sdn. Bhd.)

“Orangekloud Reskilling”	:	Orangekloud Reskilling Centre Pte. Ltd (now known as Orangekloud Investments Pte. Ltd)

“Orangekloud Singapore”	:	Orangekloud Pte. Ltd

“Orangekloud USA”	:	Orangekloud, Inc.

“RM”	:	Malaysian ringgit, the lawful currency of Malaysia.

“Share(s)” or “Ordinary Share(s)	:	Class A Ordinary Share(s) and Class B Ordinary Share(s),

“Shareholders”	:	Registered holders of Shares.

“sq. m.”		Square meters.

“S$”		Singapore dollars, the lawful currency of the Republic of Singapore.

“US$” or “$”		U.S. dollars and cents respectively, the lawful currency of the U.S.

“YA”	:	Year of assessment.

“%” or “per cent.”		Per centum.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

B. Capitalization and Indebtedness.

Not applicable.

C. Reason for the Offer and Use of Proceeds.

Not applicable.

D. Risk Factors.

You should carefully consider all the information in this Annual Report, including various changing regulatory, competitive, economic, political and social risks and conditions described below, before making an investment in our Class A ordinary shares. One or more of a combination of these risks could materially impact our business, results of operations and financial condition. In any such case, the market price of our Class A ordinary shares could decline, and you may lose all or part of your investments.

Summary of Key Risks

Risks Relating to Our Business

■	Our Group does not have a long operating history as an integrated group.

■	We have experienced losses in the past, and we may not achieve or sustain profitability in the future.

■	Our historical financial and operating results are not a guarantee of our future performance.

■	Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

■	We currently face significant competition.

■	Changes to the government grant rules and processing cycle may have an impact on the timings of our project implementation and customers’ willingness to embark on the digital transformation projects, and could materially and adversely affect our business, results of operations and financial condition.

■	We are dependent on our relations with key suppliers.

■	We collect, process, store, share, disclose and use limited personal information and other data, and our actual or perceived failure to protect such information or data could damage our reputation and brand and materially and adversely affect our business, results of operations and financial condition.

■	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solution.

■	Misappropriation or infringement of our intellectual property and proprietary rights, enforcement actions to protect our intellectual property and claims from third parties relating to intellectual property could materially and adversely affect our business, results of operations and financial condition.

■	We cannot assure you that we will be able to continue to successfully develop and launch new products, services or grow our complementary product or service offerings.

■	Our business is dependent on keeping pace with advances in technology. If we are unable to keep pace with advances in technology, consumers may stop using our services and our revenues will decrease. If we are required to invest substantial amounts in technology, our business, results of operations and financial condition may be materially and adversely affected.

■	Our insurance coverage may not cover all our damages and losses.

■	We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

■	Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

■	Our ability to operate effectively could be impaired if we fail to attract and retain our key employees.

■	Industry consolidation may give our competitors advantage over us, which could result in a loss of customers and/or a reduction of our revenue.

■	Negative publicity relating to our Group or our Directors, Executive Officers or Major Shareholders may materially and adversely affect our reputation and Class A Ordinary Share price.

■	We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

■	Russia’s invasion of Ukraine may present risks to our operations and investments.

■	Any trade wars or increases in tariff rates may adversely affect the regional economy, as well as dampen business sentiment and the willingness of companies to invest in technology and systems.

Risks Related to Our Class A Ordinary Shares

■	An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

■	Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

■	Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

■	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

■	We may have conflicts of interest with our Major Shareholders and, because of our Major Shareholders’ controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

■	Our Class A Ordinary Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

■	We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

■	Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

■	We have no immediate plans to pay dividends.

■	If we fail to maintain applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

■	We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

■	If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

■	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

■	We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

■	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

■	Our status as a foreign private issuer under the Nasdaq rules will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

■	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Class A Ordinary Shares to significant adverse United States income tax consequences.

■	We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business

■	If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

■	Investors may have difficulty enforcing judgments against us, our directors and management.

■	The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

■	The future sales of Class A Ordinary Shares by existing shareholders may adversely affect the market price of our Class A Ordinary Shares.

Risks Relating to Our Business

Our Group does not have a long operating history as an integrated group.

Our Company was incorporated as a holding company in May 12, 2023. While the businesses of our subsidiaries have been in operation since 2018, we do not have a long history of running an integrated group with standardized policies and procedures as compared to our competitors and on which our past performance may be judged. Given our limited operating history and the rapidly evolving market in which we compete, we may encounter operational, financial and other difficulties as we establish and expand our operations, product and service developments, sales and marketing, technology and general and administrative capabilities.

We have experienced losses in the past, and we may not achieve or sustain profitability in the future.

We will need to generate and sustain increased revenue levels in future periods in order to achieve or sustain profitability in the future. We also expect our costs to increase in future periods, which could negatively affect our future operating results if our revenue does not increase commensurately. For example, we intend to continue to expend significant funds to expand our sales and marketing operations to grow our customer base, meet the increased compliance requirements associated with operation as a public company, to conduct mergers and acquisitions for further growth and/or expand into new markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this report, and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve and sustain profitability, our stock price may significantly decrease.

Our historical financial and operating results are not a guarantee of our future performance.

Our annual and periodic financial results vary from year to year and from period to period, in response to a number of factors that we cannot predict, such as general business outlook and sentiment, economic market conditions, employment rates, inflation and interest rates and consumer confidence. As such, we believe that our annual and periodic financial results are not a guarantee of our future economic performance and undue reliance should not be placed on such results for future speculative purposes.

Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

During the fiscal years ended December 31, 2024 and December 31, 2023, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry in which we operate resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

Uncertain global economic conditions have had and may continue to have an adverse impact on our business in the form of lower net sales due to weakened demand, unfavorable changes in product price/mix, or lower profit margins. For example, global economic downturns have adversely impacted some of our dealers who are particularly sensitive to business and consumer spending.

During economic downturns or recessions, there can be a heightened competition and increased pressure to reduce subscription pricing as our customers may reduce their demand for our services. If we reduce subscription pricing significantly, the result could be a negative impact on our financial condition or results of operations, profitability and cash flows.

An epidemic or outbreak of communicable diseases may also adversely affect our business, financial condition, results of operations and prospects. The COVID-19 epidemic resulted in a global health crisis, causing disruptions to social and economic activities, business operations and supply chains worldwide, including in Singapore. Measures taken by the Singapore government to tackle the spread of COVID-19 have included, among others, border closures, quarantine measures and lockdown measures.

In the event of a resurgence of COVID-19, if a substantial number of our employees are infected with and/or are suspected of having COVID-19, and our employees are required to be quarantined and/or hospitalized, this may disrupt our ability to render services which may have a material adverse effect on our business operations and reputation of our Group.

Our revenue and profitability may be materially impacted if COVID-19 (or any health epidemic or virus outbreak) affects or continues to affect the overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. Our revenue for the fiscal years ended December 31, 2024 and 2023 were S$4.0 million (approximately $3.0 million) and S$6.1 million, respectively. Many COVID-19 restrictions have been eased in Singapore and the remaining measures include mandatory mask wearing only in healthcare settings. However, because of the uncertainties surrounding the COVID-19 pandemic and the potential for COVID-19 regulations and restrictions to reintroduced by local authorities in the event of a significant resurgence of COVID-19 infections our operations for the fiscal year 2025 may still be adversely impacted by the COVID-19 pandemic and there is no guarantee that our total revenues for the fiscal year 2025 will grow or remain at a similar level compared to the fiscal year If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

Changes to the government grant rules and processing cycle may have an impact on the timings of our project implementation and customers’ willingness to embark on the digital transformation projects, and could materially and adversely affect our business, results of operations and financial condition

The Enterprise Development Grant (“EDG”) administered by Enterprise Singapore, a statutory board under the Ministry of Trade and Industry of the Government of Singapore have offered grants to eligible Singaporean companies to upgrade their business. To be eligible, a business entity has to be registered and operating in Singapore, with at least 30% local equity held by Singapore citizen(s) and/or permanent resident(s), and be financially ready to start and complete the project. Our customers can also apply or may have applied for the grant under the category of Innovation and Productivity, in order to obtain co-funding for approved projects. Since April 1, 2023, projects approved by the EDG may receive support of up to 50% funding,

Applications made to the EDG by eligible Singaporean company will have to be made through for EDG at the official Business Grants Portal (BGP), with full company and project details. Upon approval, Enterprise Singapore will issue a Letter of Offer stating the funding details as well as timelines for the project and claim submission. Upon project completion, the company will need to effect claim submission at the BGP portal with full project report and the relevant financial documents. The pre-approved grant will be disbursed to the applicant after official verification. Our customers may choose to commence their projects only upon receipt of official approval by the EDG or upon submission of their EDG application.

The EDG has made downward adjustment to their level of support funding from 70% before April 1, 2023, to 50% for project applications made after April 1, 2023. In the event that the delays in processing cycles does not alleviate or if any future changes to government grant rules and support levels occur, the timing of our project implementation may be impacted, which could materially and adversely affect our business, results of operations and financial condition.

We currently face significant competition.

The markets for Low-Code development platforms, business process management, case management software and custom software are highly competitive, rapidly evolving and have relatively low barriers to entry. The principal competitive factors in our market include: platform features, reliability, performance and effectiveness; ease of use and speed; platform extensibility and ability to integrate with other technology infrastructures; deployment flexibility; robustness of professional services and customer support; price and total cost of ownership; strength of platform security and adherence to industry standards and certifications; strength of sales and marketing efforts; and brand awareness and reputation. If we fail to compete effectively with respect to any of these competitive factors, we may fail to attract new customers or lose or fail to renew existing customers, which would cause our operating results to suffer.

We primarily compete with Low-Code development platforms sold by companies such as Outsystems Inc., Mendix Technology B.V., Appian, AppGyver, Thunkable and Bubble Group, Inc. Further, we also offer professional services for enterprise solution, there are software companies that offer commercial, off-the-shelf ERP solutions as well as custom software solutions that compete with us. In addition, large software and internet companies may seek to enter our primary markets. Some of our actual and potential competitors have advantages over us, such as longer operating histories, more established relationships with current or potential customers and commercial partners, significantly greater financial, technical, marketing or other resources, stronger brand recognition, larger intellectual property portfolios and broader global distribution and presence. Such competitors may make their solutions available at a low cost or no cost basis in order to enhance their overall relationships with current or potential customers. Our competitors may also be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies and new market entrants, we expect competition to intensify in the future. In addition, some of our larger competitors have substantially broader offerings and can bundle competing products with other software offerings. As a result, customers may choose a bundled offering from our competitors, even if individual products have more limited functionality than our platform. These larger competitors are also often in a better position to withstand any significant reduction in capital spending and will therefore not be as susceptible to economic downturns.

Furthermore, our actual and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and offerings in the markets we address. In addition, current or potential competitors may be acquired by third parties with greater available resources. As a result of such relationships and acquisitions, our actual or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their offerings more quickly than we do. For all of these reasons, we may not be able to compete successfully against our current or future competitors.

We are dependent on our relationships with key suppliers.

We depend on key suppliers to obtain a number of our products, with Microsoft Regional Sales Pte Ltd. accounting for approximately 19% and approximately 40% of the Company’s total purchases for the years ended December 31, 2023 and 2024, as well as approximately 59% and approximately 47% of the accounts payable as of December 31, 2023 and 2024. Microsoft Regional Sales Pte Ltd. is a significant principal and supplier of software licenses for our provision of digital transformation solutions to the customers. Discontinuation of supply by Microsoft Regional Sales Pte Ltd. may have an adverse impact to our Packaged Software Solutions business, although there is no reason for us to expect such an event in the foreseeable future. Ingram Micro Asia Marketplace Pte Ltd. accounted for 6% and 37% of the Company’s total purchases for the years ended December 31, 2023 and 2024, as well as approximately 20% and approximately 12% of the accounts payable as of December 31, 2023 and 2024. Ingram Micro Asia Marketplace Pte Ltd. is a distributor of computer-related products. Besides buying from Ingram Micro Asia Marketplace Pte Ltd., we can and have purchased the same products from the other suppliers. We are also constantly enriching our offering of digital transformation solutions with our own mobility platform and solutions, as well as other software principals and suppliers, to mitigate the risk of over-reliance on any single supplier.

Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations, we may suffer losses arising from the inability to secure new software licenses. Our ability to carry out our business operations may be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solution.

Our ability to increase our customer base and achieve broader market acceptance of our platform will depend to a significant extent on our ability to expand our sales and marketing operations. We plan to continue expanding our sales force and third-party strategic sales partners, both domestically and internationally; however, there is no assurance that we will be successful in attracting and retaining talented sales personnel or strategic partners or that any new sales personnel or strategic partners will be able to achieve productivity in a reasonable period of time or at all. We also plan to dedicate significant resources to sales and marketing programs, including through electronic marketing campaigns and trade event sponsorship and participation. All of these efforts will require us to invest significant financial and other resources and our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue.

Misappropriation or infringement of our intellectual property and proprietary rights, enforcement actions to protect our intellectual property and claims from third parties relating to intellectual property could materially and adversely affect our business, results of operations and financial condition.

Litigation regarding intellectual property rights is common in the Internet and technology industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Our ability to compete depends upon our proprietary technology. While we rely on intellectual property laws, confidentiality agreements and technical measures to protect our proprietary rights, we believe that the technical and creative skills of our personnel, continued development of our proprietary systems and technology, brand name recognition and reliable website maintenance are essential in establishing and maintaining a leadership position and strengthening our brands. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult and may be expensive. We can provide no assurance that the steps we take will prevent misappropriation of technology or that the agreements entered into for that purpose will be enforceable. We believe that our trademarks have considerable value and are important to our brand-building efforts and the marketing of our products and services. Effective trademark, service mark, patent, copyright and trade secret protection may not be available when our products and services are made available online. Our trademarks are registered in Singapore and the People’s Republic of China. As trademark protection is territorial in nature, it is possible that third parties may register trademarks identical or similar to ours overseas which may create barriers to entry in such markets for us in the future. In addition, if litigation becomes necessary to enforce or protect our intellectual property rights or to defend against claims of infringement or invalidity, such litigation, even if successful, could result in substantial costs and diversion of resources and management attention.

We also cannot provide any assurance that our products and services do not infringe on the intellectual property rights of third parties. Claims of infringement, even if unsuccessful, could result in substantial costs and diversion of resources and management attention. If unsuccessful, we may be subject to preliminary and permanent injunctive relief and monetary damages, which may be trebled in the case of willful infringements.

We cannot assure you that we will be able to continue to successfully develop and launch new products, services or grow our complementary product or service offerings.

Our future success will depend, in part, upon our ability to continue to enhance and improve the value of our products and services through the development of new products and services and new value-add features for existing products and services, as well as our ability to leverage our brand recognition and existing operations to enter into new complementary markets successfully. Historically, we have been successful in increasing revenue through the launch of new products, services, value-add features, and continuously enhancements to our products and services. However, such historical success does not assure that we will continue to be successful in developing or introducing new products, services and value-add features, or that these new products, services and features will achieve market acceptance, enhance the value of our brand or permit us to enter new or complementary markets successfully. Further, the development of new products and services in response to evolving customer demands and competitive pressures, requires significant time and resources, and there can be no assurance that our development efforts will be effective in permitting us to maintain or grow our market share or to enter new markets in a cost-effective manner, or at all.

The development of our services and products is complex and costly, and we typically have several services and products development simultaneously. Given the complexity, we occasionally have experienced, and could experience in the future, delays in completing the development and introduction of new and enhanced services and products. Problems in the design or quality of our services or products may also have an adverse effect on our brand, business, financial condition, and operating results. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new services and products and enhancements of existing services and products, and could substantially increase our costs. If we fail to continue to successfully launch new value-add products and services or to enter new, complementary markets successfully, or to do either of the foregoing in a cost-effective manner, our business, results of operations and financial condition may be materially and adversely affected.

Our business is dependent on keeping pace with advances in technology. If we are unable to keep pace with advances in technology, consumers may stop using our services and our revenues will decrease. If we are required to invest substantial amounts in technology, our business, results of operations and financial condition may be materially and adversely affected.

The Low-Code/ No-Code markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies, and the emergence of new industry standards and practices that could render our products, services, and technologies obsolete. These market characteristics are intensified by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. If we are unable to adapt to changing technologies, our business, results of operations and financial condition may be materially and adversely affected.

Our insurance coverage may not cover all our damages and losses.

We maintain insurance policies to provide insurance coverage of our business operations and directors and officers. We expect to renew our insurance policies, such as our insurance policy for work injury compensation on an annual basis and there is no assurance that we will be able to renew all of our policies or obtain new policies on similar terms.

The nature of our business operations entails inherent risks such as risk of fire, theft and property loss at the worksites during the course of our service contracts or during the delivery of our services. While our Directors believe that we have sufficient insurance coverage for our business operations in line with industry standards and business practices in Singapore and although we may be able to increase our insurance coverage when required, there is no assurance that our existing or future insurance coverage will be sufficient to indemnify us against all potential losses.

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a newly public company, and particularly after we are no longer an “emerging growth company,” we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, compared to when we were a private company, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will continue to incur as a public company or the timing of such costs.

Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

Acquisitions involve inherent risks, such those relating to increased leverage and debt service requirements and post-acquisition integration challenges, which could have a material and adverse effect on our results of operations and/or cash flow and could strain our human resources. We may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in our assumption of unexpected liabilities and the diversion of management’s attention from the operation of our business. Acquisitions may also result in our having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the actions of our investees or partners, which could decrease the amount of benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments and infrastructure may encounter financial difficulties that could lead to a disruption of investee or partnership activities, or an impairment of assets acquired, which could adversely affect future reported results of operations and shareholders’ equity. Acquisitions may subject us to new or different regulations or tax consequences which could have an adverse effect on our operations.

In addition, we may be unable to obtain the financing necessary to complete acquisitions on attractive terms or at all. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. Future equity financings would also decrease our earnings per share and the benefits derived by us from such new ventures or acquisitions might not outweigh or exceed their dilutive effect. Any additional debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital or to pursue business opportunities. Realization of any of the foregoing risks associated with future strategic acquisitions, investments and partnerships could materially and adversely affect our business, results of operations and financial condition.

Our ability to operate effectively could be impaired if we fail to attract and retain our key employees.

Our success depends, in part, upon the continuing contributions of key employees and our continuing ability to attract, develop, motivate and retain highly qualified and skilled personnel. The loss of the services of any of our key employees or the failure to attract or replace qualified personnel may have a material and adverse effect on our business.

Industry consolidation may give our competitors advantage over us, which could result in a loss of customers and/or a reduction of our revenue.

Some of our competitors have made or may make acquisitions or enter into partnerships or other strategic relationships in order to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered competitors may enter our market through acquisitions, partnerships or strategic relationships. Many potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. Industry consolidation may result in practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or services functionality. These pressures could result in a reduction in our revenue.

Negative publicity relating to our Group or our Directors, Executive Officers or Major Shareholders may materially and adversely affect our reputation and Class A Ordinary Share price.

Negative publicity or announcements relating to our Group or any of our Directors, Executive Officers or Major Shareholders, whether with or without merit, may materially and adversely affect the reputation and goodwill of our Group in our industry, consequently affecting our relationships with our customers and car dealers. In addition, such negative publicity may affect market perception of our Group and the performance of our Class A Ordinary Share price.

Negative publicity or announcements may include, among others, newspaper reports of accidents at our work places, unsuccessful attempts in joint ventures, acquisitions or take-overs, any involvement we may have in litigation or insolvency proceedings, and unfavorable or negative articles on any of our Directors, Executive Officers or Major Shareholders. Any claims and legal actions brought forward by our customers may also have a negative impact on our brand image. If our customers, suppliers or sub-contractors subsequently lose confidence in us, this could result in the termination of business relationships or fewer referrals or invitations to tender or quote for facilities services or other contracts. To this end, our business, financial condition, results of operations and prospects may be adversely impacted.

We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

We are subject to various anti-corruption laws, including the Prevention of Corruption Act 1960 of Singapore, that prohibit companies and their agents from making improper payments or offers of payments for the purpose of obtaining or retaining business. We may conduct business in countries and regions that are generally recognized as potentially more corrupt business environments. Activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of various anti-corruption laws. We have implemented safeguards and policies to discourage these practices by our employees and agents but we cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by our employees or agents. If our employees or agents violate our policies or we fail to maintain adequate record keeping and internal accounting practices to accurately record our transactions, we may be subject to regulatory sanctions. Violations of the Prevention of Corruption Act 1960 of Singapore, which applies extraterritorially to Singapore citizens, or other anti-corruption laws, or allegations of any such acts, could damage our reputation and subject us to civil or criminal investigations. Those and any related shareholder lawsuits could lead to substantial civil and criminal, monetary and non-monetary penalties and cause us to incur significant legal and investigatory fees which could adversely affect our business, consolidated financial condition and results of operations.

Russia’s invasion of Ukraine may present risks to our operations and investments.

Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the value of our operations and investments, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The effect of this conflict on the supply and price of petroleum products is uncertain and could materially affect consumer choices. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

Any trade wars or increases in tariff rates  may adversely affect the regional economy, as well as dampen business sentiment and the willingness of companies to invest in technology and systems.

Geopolitical tensions and the imposition of trade barriers, such as tariffs or export restrictions, may lead to trade wars that negatively impact global and regional economic conditions. Such developments could result in increased costs for imported components, supply chain disruptions, and reduced cross-border trade activity. These factors may, in turn, weaken overall business confidence and reduce the appetite of companies to invest in new technologies or digital transformation initiatives, which could adversely affect the demand for our products and services.

Risks Related to Our Class A Ordinary Shares

An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

Our Class A Ordinary Shares are traded on the Nasdaq Capital Market under the symbol “ORKT.”, there can be no assurance that there will continue to be an active, liquid public market for our Class A Ordinary Shares after our IPO. The lack of an active market may impair your ability to sell your Class A Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your Class A Ordinary Shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling Class A Ordinary Shares and may impair our ability to acquire other companies or technologies by using our Class A Ordinary Shares as consideration.

Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

The prices at which our Class A Ordinary Shares will trade after our IPO may fluctuate significantly and rapidly as a result of, among others, the following factors, some of which are beyond our control:

●	variation in our results of operations;

●	perceived prospects and future plans for our business and the general outlook of our industry;

●	changes in securities analysts’ estimates of our results of operations and recommendations;

●	announcements by us of significant contracts, acquisitions, strategic alliances or joint ventures or capital commitments;

●	the valuation of publicly-traded companies that are engaged in business activities similar to ours;

●	additions or departures of key personnel;

●	fluctuations in stock market prices and volume;

●	involvement in litigation;

●	general economic and stock market conditions; and

●	discrepancies between our actual operating results and those expected by investors and securities analysts.

There is no guarantee that our Class A Ordinary Shares will appreciate in value after our IPO or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly-traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, an investor may lose all or part of his or her investment, and litigation has sometimes been brought against that company. If similar litigation is instituted against us, it could result in substantial costs and divert our senior management’s attention and resources from our core business.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual class ordinary share structure. Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to ten votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. Upon the transfer of any Class B Ordinary Share by a holder thereof to any person other than certain permitted transferees or a change in beneficiary owner of such Class B Ordinary Shares, such Class B Ordinary Share will be automatically and immediately converted into one Class A Ordinary Share.

As of the date of this report, Mr. Goh Kian Hwa, and Mr. Lung Lay Hua continue to beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 64.09% of our total issued and outstanding share capital and 94.69% of the aggregate voting power of our total issued and outstanding share capital  due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this report, our directors, officers and principal shareholders hold in aggregate 66.66% or more of our Class A Ordinary Shares and Class B Ordinary Shares representing 95.07% of our total voting power in the aggregate. On July 30, 2024, Maxim Group LLC notified the Company of their decision to further exercise the over-allotment option to purchase an additional 409,000 Class A Ordinary Shares of the Company, par value US$0.001 each, at a price of $4.75 per share. The closing for the sale of the Over-allotment Shares took place on August 1, 2024. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our Class A Ordinary Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares may trade below $5.00 per share. As a result, our Class A Ordinary Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

We may pursue opportunities to grow our business through joint ventures, strategic alliance, acquisitions or investment opportunities, following the IPO. However, there can be no assurance that we will be able to obtain additional funding on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth may be adversely affected.

An issue of Class A Ordinary Shares or other securities to raise funds will dilute Shareholders’ equity interests and may, in the case of a rights issue, require additional investments by Shareholders. Further, an issue of Class A Ordinary Shares below the then prevailing market price will also affect the value of the Class A Ordinary Shares then held by investors.

Dilution in Shareholders’ equity interests may occur even if the issue of shares is at a premium to the market price. In addition, any additional debt funding may restrict our freedom to operate our business as it may have conditions that:

●	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	require us to dedicate a portion of our cash flow from operations to repayments of our debt, thereby reducing the availability of our cash flow for capital expenditures, working capital and other general corporate purposes; and

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Volatility or uncertainty of the credit markets could limit our ability to borrow funds or cause our borrowings to be more expensive in the future. As such, we may be forced to pay unattractive interest rates, thereby increasing our interest expense, decreasing our profitability and reducing our financial flexibility if we take on additional debt financing.

Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

In the event that we issue new Class A Ordinary Shares, we will be under no obligation to offer those Class A Ordinary Shares to our existing Shareholders at the time of issue, except where we elect to conduct a rights issue. However, in electing to conduct a rights issue or certain other equity issues, we will have the discretion and may also be subject to certain regulations as to the procedures to be followed in making such rights available to Shareholders or in disposing of such rights for the benefit of such Shareholders and making the net proceeds available to them. In addition, we may not offer such rights to our existing Shareholders having an address in jurisdictions outside of the United States.

Accordingly, certain Shareholders may be unable to participate in future equity offerings by us and may experience dilution in their shareholdings as a result.

We have no immediate plans to pay dividends.

We plan to reinvest all of our future earnings, to the extent we have earnings, in order to expand our product offering and to cover operating costs, finance operations and to otherwise become and remain competitive. We do not plan to pay any cash dividends with respect to our securities in the foreseeable future. As we are a company with a limited operating history, we may not be able to generate, at any time, sufficient surplus cash that would be available for distribution to the holders of our Shares as a dividend. Therefore, you should not expect to receive immediate cash dividends on the Class A Ordinary Shares we are offering. Consequently, investors may need to rely on sales of their Class A Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. In addition, the laws of the Cayman Islands impose restrictions on our ability to declare and pay dividends.

We are not legally or contractually required to pay dividends and any determination to pay dividends in the future will be entirely at the discretion of our Board, taking into consideration a number of factors including our level of cash and retained earnings, our financial performance, capital expenditure and expansion plans, working capital requirements and general financial condition, the ability of our subsidiaries to declare and pay dividends to our Company and any applicable restrictions and any other factors that our Board may deem relevant. Please see the section “Dividend Policy” of this report for details.

Pursuant to the Companies Act, no dividends may be paid except out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Our ability to declare dividends to our shareholders in the future will be contingent on our future financial performance and distributable reserves of our Company. This is in turn dependent on our ability to implement our future plans, and on regulatory, competitive and technical factors and other factors such as general economic conditions, many of which are beyond our control. Any of these factors could have a material adverse effect on our business operations, prospects, financial position and results of operations, and hence there is no assurance that we will be able to pay dividends to our shareholders after the completion of our IPO.

If we fail to maintain applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

We cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since our Class A Ordinary Shares are traded on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Laws, regulations and standards relating to corporate governance and public disclosure for public companies, including the Dodd-Frank Act of 2010, the Sarbanes-Oxley Act, regulations related thereto and the rules and regulations of the SEC and Nasdaq, will significantly increase our costs as well as the time that must be devoted to compliance matters. We expect that compliance with these laws, rules, regulations and standards will substantially increase our expenses, including our legal and accounting costs, and make some of our operating activities more time-consuming and costly. These new public company obligations also will require attention from our senior management and could divert their attention away from the day-to-day management of our business. We also expect these laws, rules, regulations and standards to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers. As a result of the foregoing, we expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our financial performance and could cause our results of operations and financial condition to suffer. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A Ordinary Shares, fines, sanctions and other regulatory actions and potential civil litigation.

If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal disclosure controls and procedures over our financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we will file with the SEC will be recorded, processed, summarized, and reported within the time periods and as otherwise specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal Executive Officers and financial officers. We are also continuing to improve our internal controls over financial reporting.

Ensuring that we have effective disclosure controls and procedures and internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be re-evaluated frequently. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Beginning with our second annual report on Form 20-F after we become a company whose securities are publicly listed in the United States, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to make a formal assessment of the effectiveness of our internal controls over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal controls over financial reporting issued by our Independent Registered Public Accounting Firm. During our evaluation of our internal controls, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls over financial reporting are effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal controls over financial reporting in the future. Any failure to maintain internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition, or results of operations.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

Upon the closing of the IPO, we report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our Shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, Directors and Major Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

Our status as a foreign private issuer under the Nasdaq rules will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after our IPO. Under the Nasdaq rules, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our Shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Class A Ordinary Shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill (taking into account the expected proceeds from the IPO) and projections as to the market price of our Class A Ordinary Shares following the completion of the IPO, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be treated as a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service, or the IRS, may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our Class A Ordinary Shares and on the receipt of distributions on our Class A Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to the Class A Ordinary Shares.

We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our customers; (iii) our customers; (iv) us and our employees; (v) our customers and our employees, (vi) us and our Major Shareholders, or (vii) our dealer-shareholders and our other shareholders. As we expand the scope of our business and our customer base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest, including a procedure for presenting potential conflicts of interest to the audit committee of our Board of Directors. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our customers’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to customer dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential customers and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family or close friend(s) or business associate(s)) interferes, or even appears to interfere, with the interests of our Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of his or her family or a close friend(s) or business associate(s)) takes actions or has interests that may make it difficult to perform his or her work for our Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of his or her family or close friend(s) or business associate(s)) receives improper personal benefits as a result of his or her position in our Company.

Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from our audit committee. All other employees are required to approach our Chief Executive Officer or our Chief Financial Officer if they have any questions about reporting a suspected conflict of interest.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

Investors may have difficulty enforcing judgments against us, our directors and management.

We are incorporated under the laws of the Cayman Islands and all of our directors and officers reside outside the United States. Moreover, many of these persons do not have significant assets in the United States. As a result, it may be difficult or impossible to effect service of process within the United States upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the United States and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

Our corporate affairs are governed by the memorandum and articles of association, and by the Cayman Islands Companies Act (Revised) and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our Shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our Company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our shareholders have adopted a second amended and restated memorandum and articles of association dated January 6, 2025, which is currently effective. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our Shareholders, but are not obliged to make them available to our Shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the United States and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the United States. Potential investors should be aware that there is a risk that provisions of the Companies Act may not offer the same protection as the relevant laws and regulations in the United States may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

The future sales of Class A Ordinary Shares by existing shareholders may adversely affect the market price of our Class A Ordinary Shares.

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. Sales of a substantial number of our Class A Ordinary Shares in the public market could occur at any time. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Class A Ordinary Shares and could impair our ability to raise capital through the sale or issuance of additional Class A Ordinary Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares. Despite such a decline in the public trading price, certain shareholders may still experience a positive rate of return on the Class A Ordinary Shares due to the lower price that they purchased the Class A Ordinary Shares compared to other public investors and may be incentivized to sell their Class A Ordinary Shares when others are not.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company.

Orangekloud Technology Inc., the issuer in the IPO, was incorporated as an exempted company in the Cayman Islands on May 12, 2023.

Enterprise Software Investment Inc. was incorporated on May 12, 2023 under the laws of the BVI as a holding company. Pursuant to the Reorganization (as defined below), Enterprise Software Investment Inc. became a wholly-owned subsidiary of Orangekloud Technology Inc. on October 4, 2023.

MSC Consulting (S) Pte. Ltd (“MSC Consulting”) was incorporated on June 16, 2003 as a private company limited by shares under the laws of Singapore. MSC Consulting primarily engages in the operations of consulting, customizing, implementing, sales and after sales support for Microsoft Dynamics Enterprise Resource Planning System.

Orangekloud Pte. Ltd (“Orangekloud Singapore”) was incorporated on August 8, 2015 as a private company limited by shares under the laws of Singapore. Orangekloud Singapore primarily engages in the operations of no-code platform and mobile application technology and distributions.

Orangekloud Investments Pte. Ltd (“Orangekloud Investments”, formerly known as Orangekloud Reskilling Centre Pte. Ltd) was incorporated on November 8, 2018 as a private company limited by shares under the laws of Singapore. As at the date of this report, Orangekloud Investments is an investment holding company currently holding a minority stake in a cybersecurity company in Singapore.

Orangekloud, Inc. (“Orangekloud USA”) was incorporated on March 15, 2017, a California corporation. Orangekloud USA has been dormant during the years ended 2024 and 2023. Orangekloud USA is currently dormant as at the date of this report.

Orangekloud Technology Sdn. Bhd. (“Orangekloud Malaysia ”, formerly known as MSCI Consulting Sdn. Bhd.) was incorporated on May 16, 2006 as a private company limited by shares under the laws of Malaysia. Orangekloud Malaysia engages in the operations of support arm for Singapore business units.

On July 24, 2024, the Company entered into an underwriting agreement with Maxim Group LLC as underwriter named thereof, in connection with its initial public offering (“IPO”) of 2,750,000 Class A ordinary shares, par value $0.001 per share at a price of $4.75 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277162) for the IPO, originally filed with the U.S. Securities and Exchange Commission on February 20, 2024, as amended, was declared effective by the Commission on July 24, 2024. On July 30, 2024, Maxim Group LLC notified the Company of their decision to further exercise the over-allotment option to purchase an additional 409,000 Class A ordinary shares of the Company, par value $0.001, at a price of $4.75 per share. The closing for the sale of the Over-allotment Shares took place on August 1, 2024.

Reorganization

On October 4, 2023, the Company consummated a reorganization (the “Reorganization”), pursuant to which the Company now holds 100% of the shares in Enterprise Software Investment Inc, and Enterprise Software Investment Inc. now holds 100% of the shares in MSC Consulting. The purpose of the Reorganization was to effect the Group’s internal restructuring for the Listing, following which the shareholders of MSC Consulting became shareholders of the Company. MSC Consulting holds 100% of the shares in both Orangekloud Singapore and Orangekloud Reskilling, while Orangekloud Singapore hold 100% of the shares in both Orangekloud, Inc. and MSCI Consulting.

The Reorganization process was as follows:

On September 5, 2023, Goh Jing Rui and Goh Jun Jia entered into an agreement with Enterprise Software Investment Inc., Goh Kian Hwa and Lung Lay Hua, to each subscribe for 49 shares in Enterprise Software Investment Inc. for a consideration of $49.00 each, as well as a condition subsequent for Goh Jing Rui and Goh Jun Jia, to make payment in aggregate, of S$125,000 to each of Goh Kian Hwa and Lung Lay Hua, following their subscription of shares in Enterprise Software Investment Inc. for the consideration of which is the transfer of their total shareholding in MSC Consulting Enterprise Software Investment Inc.

On September 8, 2023, the shareholders of MSC Consulting, namely Goh Kian Hwa, Lung Lay Hua, and Chew Kim Chwee, subscribed for shares in Enterprise Software Investment Inc., the consideration of which is the transfer of their total shareholding in MSC Consulting to Enterprise Software Investment Inc. Following the subscription, Enterprise Software Investment Inc. held 100% shareholding of MSC Consulting. On September 8, 2023, Chew Kim Chwee subscribed for 25 ordinary shares in Enterprise Software Investment Inc., the consideration of which is the transfer of his 5,000 ordinary shares in MSC Consulting to Enterprise Software Investment Inc. On September 8, 2023, BDA Capital Holding Inc, subscribed for 49 shares of Enterprise Software Investment Inc., for a consideration of US$49.00.

On October 4, 2023, the shareholders of Enterprise Software Investment Inc., including Goh Kian Hwa, Lung Lay Hua, Goh Jing Rui, Goh Jun Jia, Tan Kevin Patrick So, Chew Kim Chwee and BDA Capital Holding Inc, subscribed for shares in the Company, the consideration of which is the transfer of their total shareholding in Enterprise Software Investment Inc. to the Company. The Company issued 499,012 Class A Ordinary Shares to Chew Kim Chwee, in consideration for his 25 shares held in Enterprise Software Investment Inc. The Company issued 980,000 Class A Ordinary Shares to BDA Capital Holding Inc in consideration for the 49 shares held in Enterprise Software Investment Inc.

Following the consummation of the Reorganization, Goh Kian Hwa and Lung Lay Hua, who prior to the Reorganization held 48.43% and 48.95% respectively, of the shares and voting powers of MSC Consulting, each held 7,485,494 Class B Ordinary Shares, representing 37.43% of the total Ordinary Shares, or 48.38% of the voting power of the Company. Tan Kevin Patrick So, who prior to the Reorganization held 0% of MSC Consulting, now holds 600,000 Class A Ordinary Shares representing 3% of the total Ordinary Shares, or 0.39 % of the voting power of the Company.

Following the Reorganization, Chew Kim Chwee held 499,012 Class A Ordinary Shares in the Company, or 2.50% shareholding of the Company. During the past 3 years from the date of this report, Chew Kim Chwee was a shareholder and director of pre-sales of MSC Consulting.

Following the Reorganization, BDA Capital Holding Inc, wholly owned by Goh Song Han, held 980,000 Class A Ordinary Shares in the Company, or 4.90% shareholding of the Company.

These transactions were not registered under the Securities Act in reliance on an exemption from registration set forth in Regulation S thereof.

IPO

On July 24, 2024, the Company entered into an underwriting agreement with Maxim Group LLC as underwriter named thereof, in connection with its initial public offering (“IPO”) of 2,750,000 Class A ordinary shares, par value US$0.001 per share at a price of $4.75 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277162) for the IPO, originally filed with the U.S. Securities and Exchange Commission on February 20, 2024, as amended, was declared effective by the Commission on July 24, 2024. On July 30, 2024, Maxim Group LLC notified the Company of their decision to further exercise the over-allotment option to purchase an additional 409,000 Class A ordinary shares of the Company, par value US$0.001 each, at a price of $4.75 per share. The closing for the sale of the Over-allotment Shares took place on August 1, 2024.

Following the consummation of the IPO, the exercise of over-allotment option by Maxim Group and as at the date of this report, Goh Kian Hwa and Lung Lay Hua, each hold 7,485,494 Class B Ordinary Shares, representing 32.32% of the total Ordinary Shares, or 47.41% of the voting power of the Company. Tan Kevin Patrick So, holds 600,000 Class A Ordinary Shares representing 2.59% of the total Ordinary Shares, or 0.38% of the voting power of the Company. BDA Capital Holding Inc, wholly owned by Goh Song Han, holds 980,000 Class A Ordinary Shares in the Company, or 4.23% shareholding of the Company.

Share Issuance after IPO

On October 7, 2024, 200,000 Class A ordinary shares  of the Company, par value US$0.001 each, were issued to Maxim Partners LLC as compensation for the provision of general advisory and investment banking services to the Company.

Controlled Company

As of the date of this report, our directors, officers and principal shareholders hold in aggregate 66.66% or more of our Ordinary Shares representing 95.07% of our total voting power in the aggregate. Our directors, officers and principal shareholders hold in aggregate 66.66% or more of our Ordinary Shares representing 95.07% of our total voting power in the aggregate. Although we will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of our IPO, the abovementioned shareholders, if they act together, will be able to control the management and affairs of our Company.

B. Business overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Singapore and Malaysia subsidiaries, which is headquartered in Singapore. Through our operating subsidiaries in predominantly Singapore, we position our Group as a No-Code software development platform.

As a holding company incorporated in the Cayman Islands with no material operations, we conduct our operations in Singapore and Malaysia through our operating subsidiaries: MSC Consulting primarily engages in the operations of consulting, customizing, implementing, sales and after sales support for Microsoft Dynamics Enterprise Resource Planning System. Orangekloud Singapore primarily engages in the operations of no-code platform and mobile application technology and distributions, and has since 2024 invested in the development of the AI (artificial intelligence) capabilities of its platform and solutions. Orangekloud Malaysia Consulting engages in the operations of support arm for Singapore business units. The Company also has a holding company subsidiary, Enterprise Software Investment Inc. while the subsidiaries, Orangekloud USA and Orangekloud Investments (as defined hereunder in this report) are currently dormant and an investment holding company, respectively .

Our digital transformation projects include the sales and consulting of Microsoft Dynamics ERP software licenses, as well as various steps in the project implementation, including solution architecture consultancy, business process re-mapping, system customization and customer support. We are also certified Independent Software Vendor (“ISV”) for both Microsoft Dynamics 365 Business Central and Acumatica Cloud ERP.

We disrupt traditional Enterprise application development, in particular SMEs, with integrated Agile and DevOps practices for mobile developers to build cross platform mobile application, faster, smarter and in a secure manner with a No-Code Rapid Mobile Application Development Platform (“RMAD”), adopting a Platform-as-a-Service (“PaaS”) model. We also provide digital transformation solutions to SMEs in Singapore through the implementations of Enterprise Resource Planning (“ERP”) system coupled with our Enterprise Mobile Application solutions which are developed using our eMOBIQ® development platform, that provides a No-Code development environment focusing on enterprise mobile application solutions with easy-to-use navigation tool, drag-and-drop application building component and seamless integration to various ERP systems and portals. We also provide a web portal solution, OK365®, that offers an intermediary platform for our customers to be able to collect data from their end customers and perform operational tasks before uploading the final data back to their backend system. Such end-to-end solutions have helped many SMEs to go digital which is well aligned with the Singapore government’s “SME Go Digital”1 program.

Our RMAD platform, eMOBIQ®, provides a No-Code development environment that currently focuses on enterprise mobile application solutions with easy-to-use navigation tool, drag-and-drop application building component and seamless integration to various ERP systems and portals. This allows us to rapidly develop custom mobile application solutions for customers, as well as to allow customers who subscribe to our eMOBIQ® platform to develop their own applications. In addition, partners or even companies with in-house software development teams can easily design, develop mobile applications for enterprise use through our intuitive, visual interface with no coding required, greatly reducing the time and development costs.

With the eMOBIQ® platform, organizations can rapidly and easily design, build and implement powerful, enterprise-grade custom applications with little or no coding required. Our customers, in particular, the Food Manufacturing and Food Service industry, Precision Engineering, Construction, Retail, Energy, and Warehouse Management sectors, have used applications built on our No-Code platform to including but not limited to launch new business lines, digitalize business processes and customer interfaces, and thus, providing an overall digital transformation within their respective business. With our platform, decision makers can reimagine their products, services, processes and customer interactions by removing much of the complexity and many of the challenges associated with traditional approaches to software development.

The eMOBIQ® platform supports plugins for integration into various ERP systems in an organization. Applications developed with our platform can be compiled and placed in our eMOBIQ® App Store, Google Play Store and Apple Apps Store, providing customers with easy download capabilities. Updates to applications developed with eMOBIQ® are automatically downloaded across device types through eMOBIQ® store, Apple App Store or Google Play Store to ensure that all users benefit from the most up-to-date functionality. In addition, we also developed various industry specific vertical solution templates to serve the customers’ unique requirements. Our eMOBIQ® applications are easily accessible on the Microsoft and Acumatica Apps Stores for global partners to download.

In implementing our eMOBIQ® platform for customer SMEs, we also complement this service with our digital transformation advisory and solutions to customers in developing their digital transformation roadmap and ultimately implementing such software application solutions. Customers may also request us to provide custom mobile application solutions based on their needs, which we build through our eMOBIQ® platform, allowing for rapid deployment. Such customers typically subscribe to eMOBIQ® user license to continue their operation of their custom eMOBIQ® mobile applications. External developers may also subscribe to eMOBIQ® developer license through a subscription model, in order to custom-build their own mobile solution applications, or to develop custom mobile application solutions for their own customers (“End-Users”). In such cases, these End-Users will also require an eMOBIQ® user license to operate the custom mobile applications built on the eMOBIQ® platform.

1 https://www.imda.gov.sg/how-we-can-help/smes-go-digital

Industry overview

Digital transformation. A 2021 SME survey by Infocomm Media Development Authority2 showed that digital solutions recommended by Industry Digital Plans (“IDP”) have brought about an improvement in overall efficiency in work processes, with around 85 percent of the respondents observing time savings. 75 percent shared that manpower-efficient digital solutions enabled them to be less dependent on manual labour, which in turn allowed them to retain and develop in-house talents for other functions. Such IDP covers various industries including the Food Manufacturing, Construction, Retail and Logistics. Digitalization of the business operations of SMEs in Singapore is further incentivized by Government grants such as the Enterprise Development Grant (EDG), which supports projects to upgrade, innovate, grow and transform SME businesses.3

Challenges for transformation. One of the key challenges in Digital Transformation is to implement the right digital technology solution. Organizations may look for standard off-the-shelf packaged software to handle and manage all their business processes or engage IT professionals or vendors to develop customized software solutions to automate and streamline their business processes.

However, these solutions do have their own issues and challenges as follows:

●	Packaged software. Packaged software is designed to satisfy the general requirements of an industry. Customers know exactly what are the standard features and what they are getting. They don’t have control over the software and cannot add features required by their business operations, unless there is a cost factor. However, most organizations also have their unique business operating models and would definitely want to have such features to provide that competitive advantage. The end result is such organizations will implement different standalone software solutions which are not integrated, to satisfy the various needs.

●	Traditional customized software solutions. Customized software solutions are developed to address certain critical business requirements by the customer. There are no wasted functionalities or features and can be integrated to the other key business systems. However, customized software solution do have their limitations:

○	Traditionally, customized solutions require time to develop and deploy. It is more costly as end customer not only needs to pay for the solution, but also the time and effort needed to develop the software.

○	Mobile device manufacturers have consistently released new products and OS updates, leading to customized solutions having to perform updates as and when needed. This is a key challenge to the organization.

○	As customized software solutions are developed to cater for certain specific business needs, they tend to be standalone and operating in silos leading to lack of information and consolidation.

○	Developer resource can be scarce and costly to maintain.

With the Low-Code/No-Code software development platforms, both the professional software developers and business users can develop business applications simpler, faster and more cost effective. Organizations can speed up the enterprise application development cycle and launch their solutions in a more productive and efficient way. In addition, Low-Code/No-Code software development platforms is simple to use and easy to learn. No computer programming or coding experience is required and users can easily create applications and software, through the intuitive, visual interface coupled with the drag-and-drop functionalities and application components.

2 https://www.imda.gov.sg/how-we-can-help/smes-go-digital/industry-digital-plans

3 https://www.enterprisesg.gov.sg/financial-support/enterprise-development-grant

According to Prescient & Strategic Intelligence Private Limited (“Prescient & Strategic”), the global Low-Code development platform market revenue was approximately $12,500.6 million in 2020, and is predicted to witness an approximate 31.3% CAGR between 2020 to 2030, to reach approximately $190,792.6 million by 2030.4 .Moreover, according to the latest forecast from Gartner, Inc., the worldwide market for Low-Code development technologies is projected to total approximately $26.9 billion in 2023, an increase of 19.6% from 2022.5 Low-Code application platforms are projected to be the largest component of the Low-Code development technology market which includes but not limited to business process automation, multi-experience development platforms, robotic process automation, etc., growing approximately 25% to reach nearly $10 billion in 2023. Microsoft anticipates that the 500 million apps it expects will be created over the next five years, 450 million will be designed on No-Code/Low-Code platforms.6 According to Gartner, Inc., a key factor to drive the Low-Code development technologies through 2026 is the rise in business technologists and a growing number of enterprise-wide hyper automation and composable business initiatives will be the key drivers accelerating the adoption of Low-Code technologies through 2026. Further, another key factor was the COVID-19 pandemic, which drove a significant increase in the demand for computer and mobile applications offering news and gaming, COVID-19 related alerts, and other features, during general lockdowns and movement restrictions. According to Prescient & Strategic, in the years to come, Asia-Pacific (“APAC”) will be the fastest-growing Low-Code development platform market on account of the increasing focus of governments on digital transformation, burgeoning smartphone and internet penetration, and expanding IT sector. Moreover, a lot of North American and European companies outsource application and software development to those based in APAC, which is driving the usage of this technology.

Our opportunities

We believe that we have a significant market opportunity in helping organizations streamline their operations by leveraging on our No-Code eMOBIQ® platform.

●	Constraints of traditional application development models. Traditional mobile application developments are constrained by developer availability, with companies being reliant on either in-house development teams which increases research and development costs, or external developers who may not have full understanding of ERP legacy systems, or the business operations of the customer company. Such development may also be time-consuming, leading to project delays and increased development costs. Further, traditional applications developed by the external developers, might lead to the targeted users subscribing to a high and overpriced subscription model. Conversely, our RMAD platforms can be utilized by both professional developers as well as citizen developers with minimal developer background, and thus, reducing IT research and development costs, and thus, leading to an overall total cost of ownership cost.

●	Market Demand for Low-Code or No-Code technologies. According to Prescient & Strategic, the global Low-Code development platform market revenue was approximately $12,500.6 million in 2020, and is predicted to witness an approximate 31.3% CAGR between 2020 to 2030, to reach approximately $190,792.6 million by 2030.[7] Our eMOBIQ® platform taps into this market demand, by allowing companies to bypass a dedicated software development team or external software designers. According to Gartner, approximately 60% of the custom applications are now built outside the IT department, out of which, 30% are built by employees with limited or no technical skills.[8]

●	End-to-end solution. Our eMOBIQ® development platform provides developers with the capability to develop intermediary platform for integration of the front end processing to the back end systems. A very good example is our mobile application solutions for Field Service which were developed using eMOBIQ®, are extensively used in our Enterprise Solutions to enable customers in their digital transformation implementation.

●

Microsoft & Acumatica partner network. We have established a strong partnership with Microsoft and Acumatica. Our eMOBIQ® platform has developed the connectors to seamlessly integrate to their systems, allowing us to tap on their large network of partners and customers to expand our presence.

4 Prescient & Strategic Intelligence Private Limited (2021). Low-Code Development Platform Market Research Report - Global Industry Analysis, Trends and Growth Forecast to 2030. ID: 5184624.

5 Gartner Research (2022). Gartner Forecasts Worldwide Low-Code Development Technologies Market to Grow 20% in 2023.

6 CNBC (2020). Next frontier in Microsoft, Google, Amazon cloud battle is over a world without code

7 Prescient & Strategic Intelligence Private Limited (2021). Low-Code Development Platform Market Research Report - Global Industry Analysis, Trends and Growth Forecast to 2030. ID: 5184624.

8 Gartner Research (2021). Risk and Opportunity Index: Low-Code Application Platforms.

Our competitive strengths

We believe our main competitive strengths are as follows:

●	Rapid development through a No-Code platform. Besides providing consultation and set up of packaged software solutions, the offering of our in-house developed RMAD platform, eMOBIQ®, provides a No-Code development environment that currently focuses on enterprise mobile application solutions. With eMOBIQ®, organizations can speed up their enterprise application development cycle through our intuitive and visual interface with no coding required. Further, drag-and-drop application functionalities and application components aid in the entire application design process, enabling organizations to launch their business applications in a faster and more productive manner. As a result, this allows for rapid development of custom mobile applications streamlining the customer’s business operation processes, and the platform can be utilized by both professional developers as well as citizen developers with minimal programming background. Further, through our eMOBIQ® platform, developers can use their externally developed codes as plug-ins in this development environment.

●	Cross mobile platform compatibility. Our mobile applications developed from the eMOBIQ® platform can be deployed across multiple platforms such as iOS, Android or web applications, with a single–codebase build, allowing the mobile applications to be easily deployed either on Cloud platform or on-premise. This broad compatibility means customers can utilize the mobile applications on a wide variety of smart devices. Applications developed on the eMOBIQ® platform can also access the native devices’ functionalities in day-to-day usage, like the camera, NFC and GPS of the devices installed.

●	Comprehensive solution to facilitate the digital transformation of SMEs. We offer our digital transformation solutions to SMEs in Singapore through the implementations of enterprise Enterprise resource Resource planning Planning (“ERP”) system coupled with our Enterprise Mobile Application solutions which are developed using our eMOBIQ® development platform. We offer customized solutions tailored to the specific business process of our clients to help them increase overall operational efficiency.

●	Integration with major ERP Vendor with eMOBIQ® Connector. eMOBIQ® has ready built connectors to seamlessly integrate to major ERPs like Microsoft, Acumatica and SAP Business One.

●	Experienced management team. A team with strong domain knowledge across various industries that enable us to provide comprehensive support and guidance in implementing, managing, and optimizing digital transformation within an organization.

Our business strategies

Our business strategies and future plans are as follows:

●

Continue to innovate with a focus on enhancing our eMOBIQ® platform in the future. We have made, and will continue to make, investments in research and development to strengthen our eMOBIQ® platform and expand the number of features available to our customers. Generally, we offer multiple upgrades each year that allow our customers to benefit from ongoing technological innovations. We are aiming to add in a new feature to our platform and target to launch in the fourth quarter of 2024 which allow full-stack enterprise application development (for example, database, application programming interface, and scheduler). We are also working to incorporate artificial intelligence (“AI”) capabilities into the eMOBIQ® platform, initially with the help of AI Singapore – a national program initiated by multiple government agencies in Singapore, and targeting a commercial launch in 2025.  We are also aiming to collaborate with other partners to include new technologies, such as ChatGPT, voice directed application development and blockchain network capabilities on our platform, allowing the delivery of even more powerful and intelligent applications. As we continue to increase the functionality of our platform and further minimize the indulgence of developer skillsets required to build robust applications on our platform, we believe that we have the potential to expand the usage of our platform.

●	Marketing Campaign. We plan to grow eMOBIQ® license revenues through aggressive marketing campaigns. For the year ended December 31, 2024, we have customers in a wide variety of industries, including but not limited to Food Manufacturing and Food Service industry, Precision Engineering, Construction, Retail, Energy, and Warehouse Management. We believe that the market for our RMAD platform is in its early stages and that we have a significant opportunity to add additional users and customers. According to Grand View Research Inc., the SMEs segment is expected to witness a significant growth rate of approximately 24.0% from 2022 to 2030 with the growing need to develop software applications with minimum operational cost and workforce.[9]

9 Grand View Research (2022). Global Low-Code Development Platform Market Size, Share & Trends Analysis Report by Application Type (Web-based, Mobile-based), by Deployment Type (Cloud, On-Premise), by Organization Size, by End-use, by Region, and Segment Forecasts, 2022-2030. ID: 5626296

●	Expand Digital Transformation business beyond Singapore and Malaysia markets. We plan to expand our market presence globally through direct sales and channel business, including expanding further into the APAC region, European markets and the U.S. market through Mergers and Acquisition. We will leverage on Microsoft Dynamics ERP, Acumatica Cloud ERP and Zebra Technologies global partners network to recruit more resellers and development partners to resell our certified ISV solutions and eMOBIQ® platform. We will continue to expand our ISV offerings globally to other ERPs like Sage, SAP Business One HANA and Epicor. We will also continue to execute a channel partners strategy comprising of distributors, value-added resellers, development partners, and referral agents.

●	Grow revenue from key industry verticals. We plan to continue to make investments to enhance the expertise of our sales and marketing organization, allowing us to provide services in all aspects of customer’s adoption of our services. We will continue to enhance our specific industry vertical solutions to enterprise customers through our eMOBIQ® development platform which will be improved with function-rich capabilities, based on the product roadmap.

●	Growing market presence through universities, software development houses and community. We plan to work closely with universities to expand our market presence. We are currently working with, UNITAR International University in Malaysia, Kuningan University in Indonesia, Management and Science University in Malaysia, and International University of Malaya-Wales in Malaysia, to adopt the eMOBIQ® platform to build apps, growing our market presence through the students who will soon enter the work force. We will continue to grow our business in the education sector by working with institutes of higher learning and encourage students to adopt No-Code mobile applications development. We also intend to launch community versions of our eMOBIQ® platform in order to let more mobile apps developer to experience the new way of coding, No-Code.

●	Expand our strategic partnerships. We also intend to establish strategic partnership with software development houses to adopt our technology. These partners work with organizations that are undergoing digital transformation projects and are therefore able to refer potential customers to us. When these partners recognize an opportunity for our platform, they often introduce us to potential customers. We intend to increase the strategic partners’ base to provide broader customer coverage and solution delivery capabilities.

Our products and services

At present, we provide consultation and implementation of digital transformation solutions to SMEs and large enterprise with a focus on the Singapore market.

Packaged Software Solutions

We offer our digital transformation solutions to SMEs in Singapore through the implementations of Enterprise Resource Planning (“ERP”) system coupled with our Enterprise Mobile Application solutions which are developed using our eMOBIQ® development platform. Our SME customers traditionally are made aware of our products and services through seminars or webinars to potential customers, as well through referrals by existing or previous customers. Our sales and marketing team also perform telemarketing to target customers focused on specific industries.

Our digital transformation projects include the sales and consulting of Microsoft Dynamics ERP software licenses, as well as various steps in the project implementation, including solution architecture consultancy, business process re-mapping, system customization and customer support.

Solution Architecture Consultancy

According to a 2021 SME survey by Infocomm Media Development Authority10, digital solutions recommended by Industry Digital Plans (“IDP”) have brought about an improvement in overall efficiency in work processes, with around 85 percent of the respondents observing time savings. 75 percent shared that manpower-efficient digital solutions enabled them to be less dependent on manual labour, which in turn allowed them to retain and develop in-house talents for other functions.

Our SME customers look to undergo digital transformations of their business process with digitized ERP systems. Our information technology team provides on-site consultancy for our customers, as we review the customer’s business needs and existing infrastructure and provide initial guidance on possible solution. After initial consultation, our sales team provides a quotation on suggested solution package based on our initial review.

Business Process Remapping

The final design is presented to the customer. Upon the customer deciding a suggested solution approach and agreeing to our quotation, our information technology team implements a remapping of the customer’s business processes, installing packaged ERP systems such as Microsoft Dynamics 365 Business Central. These systems provide a digital backbone to the Customer’s new ERP system.

System Customization

Our experience in the ERP industry allows us to understand and anticipate the needs of our SME customers. As industries become increasingly digitized, we see customers embracing mobile technology in such a manner that apps running on mobile phones are able to replace traditional hardcopy documents, allowing more efficient work on-site for our customer’s business operations. Besides, standardized mobile application versions of Microsoft Dynamics 365 Business Central, we also offer customized solutions to customers through our eMOBIQ® platform. Please see eMOBIQ® Platform on page 48 below for further information.

Customer Support

The customer onboarding process includes training and mentoring sessions done by our technical support team. Our customer support team comprises of trained technical experts, developers and consultants who will attend to support issues raised by our customers and partners. We follow the sun support model to address customer support needs regardless of geographical locations or current time.

eMOBIQ® Platform

Organizations have historically relied on packaged software and custom software solutions in their operations to automate their business processes. However, packaged software can fail to address unusual use cases or enable differentiation and may require organizations to conform their individual processes, needs and systems of record to meet standardized frameworks. While traditional custom software solutions can be differentiated and tailored to meet strategic objectives, development typically can require a long, iterative process, as well as costly integration, heavily relying on developer talent.

Our RMAD platform, eMOBIQ®, provides a No-Code development environment that currently focuses on enterprise mobile application solutions with easy-to-use navigation tool, drag-and-drop application building components and seamlessly integrated to various backend ERP systems, including the Microsoft Dynamics, Acumatica and SAP Business One. This allows us to rapidly develop powerful and enterprise-grade custom mobile application solutions for our customers, as well as to allow customers who subscribe to our eMOBIQ® platform. In addition, companies with in-house software development team or partners can easily design, develop mobile applications for enterprise use through our intuitive, visual interface with no coding required. We also enable organizations to easily modify and enhance applications and automatically download these updates across device types to ensure that all users benefit from the most up-to-date functionality. Through the speed and power of our platform, organizations can make their digital transformations happen more effectively and efficiently than could be achieved through building an application with standard programming languages. As a result, we assisted organizations to significantly reduce research and development costs, especially for businesses without an in-house software development team. With our eMOBIQ® platform, we target mid-size SMEs and large enterprises with in-house development teams, as well as major ERP vendors including Microsoft, Acumatica and SAP Business One. We also target third party software developers and payroll or human resources management software houses.

In implementing our eMOBIQ® platform for customer SMEs, we also complement this service with our digital transformation advisory and solutions to customers in developing their digital transformation roadmap and ultimately implementing such software application solutions. Customers may also request us to provide custom mobile application solutions based on their needs, which we build through our eMOBIQ® platform, allowing for rapid deployment. Such customers typically subscribe to eMOBIQ® user license to continue their operation of their custom eMOBIQ® mobile applications. Outside developers may also subscribe to eMOBIQ® developer license through a subscription model, in order to custom build their own mobile solution applications, or to develop custom mobile application solutions for their own customers (“End-Users”). In such cases, these End-Users will also require an eMOBIQ® user license in order to operate the custom mobile applications built on the eMOBIQ® platform.

10 https://www.imda.gov.sg/how-we-can-help/smes-go-digital/industry-digital-plans

The following graphic illustrate our architecture:

*“APK” means Android Package

“IPA” means iOS App Store Package

“HTML” means Hypertext Markup Language

“REST” means RESTful application programming interface

“SOAP” means simple object access protocol application programming interface

The following graphic illustrate the simplified deployment process of our application:

We believe that the key elements of our eMOBIQ® platform are as follows:

No-Code Development

We designed our platform to focus on easy-to-use navigation tool and drag-and-drop application building components, which allows for rapid development of custom applications, whether through us developing custom mobile applications for customers as part of ERP software solution, or by external developers subscribing to our developer license in order to develop applications for themselves or for their own customers. By developing through the No-Code method, the eMOBIQ® platform can bypass traditional specialized developer teams, either in-house or external developers, greatly reducing the costs of development, as well as increasing efficiency in logistics by keeping all development efforts in house.

With our platform, organizations can rapidly and easily design, build and implement powerful, enterprise-grade custom applications with little or no coding required. Our customers, in particular, the Food Manufacturing and Food Service industry, Precision Engineering, Construction, Retail, Energy, and Warehouse Management sectors, have used applications built on our No-Code platform to including but not limited to launch new business lines, digitialize business processes and customer interfaces, and thus, providing an overall digital transformation within their respective business. Our platform allows decision makers to repurpose their products, services, processes and customer interactions by removing much of the complexity and many of the challenges associated with traditional approaches to software development.

The market demand for No-Code development is also increasing, and our eMOBIQ® platform is able to cater to the increase in market demand. According to Prescient & Strategic, the global Low-Code development platform market revenue was approximately $12,500.6 million in 2020, and is predicted to witness an approximate 31.3% CAGR between 2020 to 2030, to reach approximately $190,792.6 million by 2030.11 See “Our Opportunities” for more information. Our eMOBIQ® platform’s No-Code development also allows our customers to avoid code maintenance fees, while customers have the option to also export the source codes of their customer mobile applications.

11 Prescient & Strategic Intelligence Private Limited (2021). Low-Code Development Platform Market Research Report - Global Industry Analysis, Trends and Growth Forecast to 2030. ID: 5184624.

Rapid Mobile Applications Development

The eMOBIQ® platform enables developers to adopt a Rapid Mobile Applications Development methodology. User interface or user experience design capabilities can be simplified by utilizing templates, reducing development time significantly. Building application logic is by employing the Visual Logic builder that allows developers to drag and drop functions and test the application logic flow on-the-fly with preview options. The Page and Functional Wizards further reduces development time by incorporating repetitive tasks organized into a set of step-by-step procedures. The developer’s productivity is optimized with the option to reuse logic with custom global modules across the mobile application project.

The flexibility of creating or reusing code built outside the platform and importing them as plugins through the eMOBIQ® Service Manager provides developers the options to reuse external codes as plugins within eMOBIQ® projects. The Preview on browser and the ability to preview the application on one’s mobile device allows the developer to fine tune the design aesthetics, functionalities and device responsiveness of the mobile application.

Further the eMOBIQ® platform offers a plethora of ready to use Enterprise Connectors that will enable connecting to the respective backend ERP/customer relationship management/external database and payment gateways easily. Our eMOBIQ® platform also allows the applications to tap into all the native device functionalities that will be useful for both real-time, offline and hybrid mobile applications requiring these functions.

Enterprise grade mobile applications built with the eMOBIQ® platform include a design thinking methology, keeping the mobile application user experience in mind. These powerful enterprise grade mobile applications were developed to serve organizations across various industry verticals specifically in Food Manufacturing and Food Service, Precision Engineering, Construction, Retail, Energy, and Warehouse Management. Such mobile applications have helped organizations in their digital transformation initiatives in operations like sales order processing, warehousing and inventory management, delivery and payment processing, production order tracking and shop floor controls.

The end-result is a paperless organization with improved productivity, improved data integrity, improved document management & security, and improved records management practices. Overall, the organization owners through the system dashboards, have better business visibility and transparency with real-time information which help them to make fast, informed decisions.

In addition, our mobile applications can also operate in offline mode specifically the Field Service mobile application and Time Sheet on the cloud application. Such offline mobile applications enable the Field Service operator to perform their tasks even when internet connectivity is not available.

Our technology allows developers to create responsive mobile applications that are built behind the scenes with a single codebase and deployed across a variety of OS platforms such as Android, iOS and devices like Mobile Phones, tablets and desktop browsers. The eMOBIQ® platform offers lifetime free updates along with each device OS updates. This will ensure that Application will be compatible to the latest OS version and Devices.

ERP Platform and Cloud integration

The eMOBIQ® platform has various enterprise connectors and supports integration to various ERP systems, including the Microsoft Dynamics, Acumatica and SAP Business One. Such connectors have enabled the seamless integration between the front-end Mobile Applications and the respective backend ERP systems. Our eMOBIQ®’s cloud-based services is hosted through Microsoft Azure cloud and is accessible globally.

Applications developed with our platform can be compiled and placed in our eMOBIQ® App Store, Google Play Store and Apple Apps Store, providing customers with easy download capabilities. Updates to applications developed with eMOBIQ® are automatically downloaded across device types through eMOBIQ® store, Apple App Store or Google Play Store to ensure that all users benefit from the most up-to-date functionality. In addition, we also developed various industry specific vertical solution templates to serve the customers’ unique requirements. Our eMOBIQ® applications are easily accessible on the Microsoft and Acumatica Apps Stores for global partners to download.

Unified Development Center

In our eMOBIQ® Unified Development Centre (UDC), developers will have full visual experience in building mobile apps. They can switch between Visual Logic Flow and App Page design view easily. They can drag and drop components, connectors and functions into the workflow and preview pages, all in the same interface. With this development center, it changes the experience of apps design, preview, modification, compiling and apps publishing in a single secure environment.

Deployment Flexibility On the Cloud or On-Premises

The eMOBIQ® platform is a cloud-based platform which is hosted on a secure Microsoft Azure cloud Server. When a mobile application has been compiled and/or published the application becomes independent of the eMOBIQ® platform. However, the source code resides in our secure Microsoft Azure cloud Server. When there are OS version updates/upgrades, the application will just need a recompilation and will be ready to run again.

Organizations who have strict security compliances in place may prefer to have the eMOBIQ® platform on their company servers. In such scenarios, the eMOBIQ® platform can be deployed on premise or in a hybrid cloud environment.

Subscription plans

The eMOBIQ® platform subscription plan consists of the following:

Developer License – This is needed for software developers to use our platform to develop mobile applications.

Run-Time License – This is required for end users to use the mobile apps developed through our platform.

Variety of industry applications

The eMOBIQ® platform can be easily applied to different industries due to it being a No-Code enterprise mobile application development platform that focuses on drag-and-drop app building with easy integration into various ERP systems and streamlining of their critical business processes. The eMOBIQ® platform was deployed for the following applications including but not limited to customer self-order application, manufacturing application, warehouse management application, van sales application, field service application, field sales application, and delivery mobile application. For example, under the delivery mobile application, our eMOBIQ® platform enables organizations to automate end-to-end logistic processes with the last mile delivery mobile application. Put differently, the ERP facilitates efficient and effortless order management with prompt and hassle-free delivery of items to the last mile. Moreover, pre-assigned routes, driver, customer priority and schedules enables a paperless and timely order fulfilment with the ability to collect payment with different payment methods. As a result, we enabled organizations to create efficient route, driver and customer schedules due to better planning and delivery and with paperless and error-free transactions. Further, such applications once developed, are deployable across platforms, including iOS and Android applications, in order to maximize flexibility for our customers and allow for end-users to install the mobile applications in their own devices if needed.

The following illustrates how our eMOBIQ® platform are applied in some of the different applications:

Field Sales Application

Delivery Mobile Application

Customer Self Order Application

Technology

Building enterprise mobile applications are quick and easy with No-Code development. The eMOBIQ® platform is ideal for SMEs and large enterprises who adopt a Low Code/No-Code application development platform strategy. Developers can build simple to powerful enterprise grade mobile applications rapidly. The platform has provisions for both local Database storage on the device as well can integrate with any Backend DB systems using Web Services.

The eMOBIQ® cloud platform is hosted on a secure Microsoft Azure cloud Server and the minimal security protocols for the platform as well the mobile application secure sockets layer and password encryption are applied. The platform also supports fingerprint and facial recognition application-level access privileges for the mobile application user.

Customer Support

Building and maintaining a top-notch professional service organization has always been our top priority. Such resource investment is to ensure our customers and partners can deploy and adopt our platform at the soonest. We provide training and mentoring courses beginning with basic courses and progressively continue with professional and advanced levels. Such courses will help developers to pick up the skillset and adopt the eMOBIQ® platform to develop application solutions more efficiently. Further, the developers can also access the free eLearning portal for training references from the continuously developed training videos.

OK365®

We also offer our customers OK365®, a web portal solution, which provides an intermediary platform for our customers to be able to collect data from their end customers and perform some operational tasks before uploading the final data back to the backend system. Some of the portal solutions enable their end customers to perform self-servicing which will remove the unnecessary re-entry of data. Some portal solutions provide customers with the capabilities to handle operational tasks which must be performed outside their backend system, so that no major customizations need to be done to the system. Examples of our web portal solutions include the below:

●	Delivery Portal – Containing scheduled planning, delivery confirmation and delivery status updates.

●	B2B Self-Ordering Portal – Containing product catalogue, order history and purchasing function.

●	Marketplace Connector Portal – Connections to various different marketplaces through the same portal, including Shopify, Qoo10, Lazada and Shopee marketplace, allowing display of, marketplace live connectivity status, single inventory management for multiple marketplace, auto stock balancing across multiple marketplaces, as well as integration with Microsoft ERP Order Management. and payment reconciliation.

Our customers

As of December 31, 2024, we had customers from a wide variety of industries. Our customers include but not limited to Food Manufacturing and Food Service industry, Fast-Moving Consumer Goods products sold quickly and relatively cheaply, Construction, Retail, Energy, and Warehouse Management. Due to the nature of the market which we compete in, our customer base is fragmented and widespread. Our Directors are of the view that, as of December 31, 2024, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our customers.

As at the date of this report, none of the Directors or Major Shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers.

Our suppliers

Direct cost of revenue for the year ended December 31, 2023 and 2024 amounted to approximately S$3.2 million and approximately S$3.0 million (approximately $2.2 million). For the years ended December 31, 2023 and 2024, approximately S$1.3 million and approximately S$1.3 million (approximately $959,472) of supplies purchases and sub-contractor costs were included in direct cost of revenue.

As of the date of this report, none of our Directors or Major Shareholders or their respective associates has any interest, direct or indirect, in any of our major suppliers.

Microsoft Regional Sales Pte Ltd.

Microsoft Regional Sales Pte Ltd. accounted for approximately 19% and approximately 40% of the Company’s total purchases for the years ended December 31, 2023 and 2024, as well as approximately 59% and approximately 47% of the accounts payable as of December 31, 2023 and 2024.

Microsoft Regional Sales Pte Ltd. is a significant principal and supplier of software licenses for our provision of digital transformation solutions to the customers. We have signed a solution provider agreement (the “Solution Provider Agreement”) with Microsoft Regional Sales Pte Ltd., that is effective from June 2022 until termination by either Party. The Company has been an ERP Partner of Microsoft Regional Sales Pte Ltd. since 2003. We purchase from Microsoft Regional Sales Pte Ltd. the ERP software licenses under the “Microsoft Dynamics” suite, including NAV, 365 Business Central and 365 for Operations.

In many digital transformation projects, customers purchase or subscribe to the Microsoft Dynamics licenses through us. We further assist the customers throughout the implementation rollout process, including business analysis, functional design, customizations, staff training, pilot trial and ‘go live’, amongst others.

Salient terms of the Solution Provider Agreement include:

●	Non-exclusive relationship between the parties;
●	Neither party is restricted from independently developing or acquiring new products or services, improve existing products or services, or marketing any new, improved or existing products or services;
●	The parties are independent contractors;
●	Business conduct training for employees, and the Company will comply with Microsoft’s code of conducts;
●	Privacy and data security clauses;
●	Agreement to remain effective until terminated by either party; and
●	Confidentiality clause regarding confidential information.

Discontinuation of supply by Microsoft Regional Sales Pte Ltd. may have an adverse impact to our Packaged Software Solutions business, although there is no reason for us to expect such an event in the foreseeable future. See the risk factor “We are dependent on our relationships with key suppliers.” on page 11 for more information.

Ingram Micro Asia Marketplace Pte Ltd.

Ingram Micro Asia Marketplace Pte Ltd., an indirect provider for Microsoft Cloud Solution Provider, is a distributor of computer-related products. Ingram Micro Asia Marketplace Pte Ltd. accounted for approximately 6% and approximately 37% of the Company’s total purchases for the years ended December 31, 2023 and 2024, as well as approximately 20% and approximately 12% of the accounts payable as of December 31, 2023 and 2024.

Purchases from Ingram Micro Asia Marketplace Pte Ltd. mainly include the “Microsoft Azure” web or cloud hosting plans, for customer organizations to host their corporate and transaction data securely. The payment term is 30 days from the billing date.

There is no long term agreement signed with Ingram Micro Asia Marketplace Pte Ltd., as it is not a licensing solution provider requiring enterprise agreement or Microsoft volume license with its buyers. We purchase from Ingram Micro Asia Marketplace Pte Ltd. from time to time where its terms are more favourable than its competitors. Besides buying from Ingram Micro Asia Marketplace Pte Ltd., we can and have purchased the same products from the other suppliers.

Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations, we may suffer losses arising from the inability to secure new software licenses. Our ability to carry out our business operations may be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected. See the risk factor “We are dependent on our relationships with key suppliers.” on page 11 for more information.

Sales and marketing

Our sales team is responsible for account acquisition and overall market development, which includes the management of the relationships with our customers. While we believe our platform is industry leading with respects to the requisite main features for a Low-Code/No-Code platforms, we plan to continue to make, investments to enhance the expertise of our sales team within our core industries of Food Manufacturing and Food Service industry, Precision Engineering, Construction, Retail, Energy, and Warehouse Management. We also expect to continue to grow our sales headcount in all of our principal markets, particular Singapore, Malaysia, and the U.S., and expand our presence into APAC countries where we currently have a little or do not have a direct sales presence. Our marketing efforts focus on building our brand reputation and increasing market awareness of our platform. Marketing activities include sponsorship of, and attendance at, trade shows and conferences, social media and advertising programs, management of our corporate web site and partner portal, press outreach, and customer relations.

Research and development

Our research and development department is responsible for design, development, testing and release of our platform and ERP system services. Our research and development team closely coordinates with our executive management, which is responsible for creating a vision for our platform, and with our professional services and sales teams, which relay customer demands and possible new use cases or enhancements. Our development efforts focus on the critical areas of our platform, including infrastructure, ease-of-use and flexibility, end-user experience and ability to integrate with other enterprise systems. Research and development expense for the year ended December 31, 2024 was S$30,621 (approximately $22,413) as compared to the year ended December 31, 2023 at S$576,556. Please see Management’s Discussion and Analysis of Financial Condition and Result of Operations on page 47 for more information.

Competition

We operate in a competitive environment and face competition from new and existing competitors based in Singapore and elsewhere. Our main competitors fall into three categories: (1) providers of Low-Code development platforms, such as Outsystems Inc., Mendix Technology B.V. and AppGyver ; (2) providers of business process management and case management software, such as ServiceNow; and (3) providers of custom software and customer software solutions that address, or are developed to address, some of the use cases that can be addressed by applications developed on our platform.

As our market grows, we expect that it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively. The principal competitive factors in our market include:

●	platform features, reliability, performance and effectiveness;

●	ease of use and speed;

●	strength of platform security and adherence to industry standards and certifications;

●	platform extensibility and ability to integrate with other technology infrastructures;

●	deployment flexibility;

●	price and total cost of ownership;

●	robustness of professional services and customer support;

●	strength of sales and marketing efforts; and

●	brand awareness and reputation.

We generally believe to compete favorably with our competitors with respect to the features and performance of our platform, the ease of integration of our applications and the relatively low total cost of ownership of our applications. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, more diversified product lines and larger and more mature intellectual property portfolios.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Insurance

As at the date of this report, certain of our subsidiaries have taken out group hospital and surgical policies, group personal accident policy, group major medical contract rider, business insurance policy, group business travel insurance policy in respect of our employees and our business operations.

The above insurance policies are reviewed annually to ensure that our Group has sufficient insurance coverage. Our Directors believe that we have adequate insurance coverage for the purposes of our business operations and we will procure the necessary additional insurance coverage for our business operations, properties and assets as and when the need arises.

Intellectual property

Our Group’s intellectual property rights are important to our business and as of the date of this report, the Group has the following patent:

Patent	Jurisdiction	Patent Number	Expiry Date
Service Management Method	Singapore	10201404112W	July 16, 2034
Service Management Method	People’s Republic of China	ZL 2015 8 0050107.X	July 2, 2035

As of the date of this report, the Group has the following trademarks:

Trademark	Jurisdiction	Class Number	Trademark Number	Expiry Date
	Singapore	42(1)	40201514340V	August 17, 2025
	Singapore	42(2)	40201805818Q	March 29, 2028
	Singapore	09(3)	40201808165Q	May 3, 2028

Notes:

(1)	Creation, development and design of computer programs and software, particularly for function areas such as financial and controlling management, manufacturing and materials management, quality management and plant maintenance, sales and distribution, human resources and project management, general office functions such as word processing, electronic mail and archiving; Implementation, maintenance of computer programs and software; Cloud computing; Providing on-line non-downloadable software for use with electronic data verification, namely to facilitate assignment of a legally binding electronic signature to a document or file for communication via a global computer network; Provision of interactive web applications made available via the Internet that enables the user to upload and attach a legally binding electronic signature to a document or file for communication via a global computer network; Computer services for others, namely, providing information relating to quality standards and computer products in the fields of electronic distribution, rights protection, management of digital data, and/or management of secure electronic events or transactions; Research and development of new products for others; Server hosting; Consulting services for the aforesaid services; all included in Class 42.

(2)	Cloud computing; Research and development of new products for others; Server hosting; Development of computer programs; Software creation; Development of software; Computer software design; Writing of computer software; Updating of computer software; Computer software consultancy; Upgrading of computer software; Maintenance of computer software; Installation of computer software; Customization of computer software; Computer software advisory services; Online provision of web-based software; Hosting of software as a service [SaaS]; Diagnosis of faults in computer software; Provision of online non-downloadable software; Consultancy in the field of computer software; Advisory services relating to computer software; Configuration of computer networks using software; Development of computer software application solutions; Software development in the framework of software publishing; Diagnosis of computer hardware problems through the use of software; Computer security services [programming and software installation, repair and maintenance services]; Computer security services [design and development of secure computer hardware, software and systems]; Providing information, including online, about design and development of computer hardware and software; Computer network services; Computer research services; Computer virus protection services; Computer disaster recovery services; Internet cafe services [computer rental]; Scientific computer programming services; Analytical services relating to computers; Engineering services relating to computers; Computer database design consultancy services; Advisory services relating to computer system analysis; Security risk assessment services relating to computer systems; Computer services in the nature of hosting web sites for others; Advisory services relating to the design and development of computer hardware; Digital signature verification services [electronic cryptology services]; Electronic signature verification services [electronic cryptology services]; Online provision of web-based applications; Accreditation services relating to the application of quality standards; Authentication services for electronic documents and e-mail; Conversion of document data from one computer format to another; Conversion of data or documents from physical to electronic media; Providing user authentication services using single sign-on technology for online software applications; Providing user authentication services using biometric hardware and software technology for e-commerce transactions.

(3)	Application Software; Interfaces between application programs and firmware on real-time computers; Code reading modules; Machine readable codes; Computer software applications, downloadable; Personal computer software applications, downloadable; Network software applications being downloadable computer programs

As of the date of this report, the Group has filed the following patent:

Patent	Jurisdiction	Application No.	Application Date
Software Application Development Method	Singapore	10202011612V	November 23, 2020

Save as disclosed above, our Group does not own or use any trademark, patent or other license which is material to our business or profitability.

Employees

We had 61 full-time employees as of December 31, 2024. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2024:

	As of December 31, 2024
Functions	Number	% of Total Employees
Finance and administrative	5	8.2%
Information technology	25	41.0%
Management	5	8.2%
Research and development	15	24.6%
Sales and marketing	11	18.0%
Total		100.0%

The relationship and co-operation between the management and staff have been good and are expected to continue and remain as such in the future. There has not been any incidence of work stoppages or labor disputes which affected our operations.

Properties

Our principal executive office is located at 1 Yishun Industrial Street 1 #04-27/28&34 Aposh Building Bizhub Singapore, 768160 where we have leased space spanning 2 offices. The lease of this space terminated on November 30, 2024 . We also lease a shared work space in Malaysia for office use purpose, with an expiration date on February 28, 2024. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations. As at the date of this report, the Company has leased the following premises:

Address	Purpose	Operating Lease Period
1 Yishun Industrial Street 1 #04-27/28 Aposh Building Bizhub Singapore, 768160	Office	From December 1, 2022 to November 30, 2024.
1 Yishun Industrial Street 1 #04-34 Aposh Building Bizhub Singapore, 768160	Office	From December 1, 2022 to November 30, 2024.
Unit 3.07, Level 3, KL Gateway Mall, No. 2, Jalan Kerinchi, Pantai Dalam, 59200 Kuala Lumpur, Malaysia	Office	From March 1, 2024 to February 28, 2025.

Legal proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

Regulations

Our business operations are subject to the laws and regulations which are of general application in Singapore. The laws and regulations set out below are not exhaustive and are only intended to provide some general information to the investors and are neither designed nor intended to be a substitute for professional advice. Prospective investors should consult their own advisers regarding the implication of such laws and regulations.

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

Employment Act

The Employment Act 1968 of Singapore, or the Singapore EA, sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. With effect from 1 April 2019, the Singapore EA extends to all employees, including persons employed in managerial or executive positions, with certain exceptions.

The Singapore EA prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman) who is not employed in a managerial or executive position and who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Singapore EA provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Singapore EA limits the extent of overtime work that a relevant employee can perform, to 72 hours a month.

Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

Central Provident Fund Act

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore (“CPFA”), an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

Where the amount of the contributions which an employer is liable to pay under the CPFA in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the offense is repeated by the same offender, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

Personal Data Protection Act 2012

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine of up to the higher of S$1,000,000 or 10% of the organization’s annual turnover in Singapore (for an organization whose annual turnover in Singapore exceeds S$10,000,000).

In the course of operating their businesses, the Company’s subsidiaries collect and use personal data from consenting customers. The Company’s subsidiaries have implemented various processes to safeguard the personal data collected from its customers, which include the appointment of a Data Protection Officer with an appropriate level of knowledge and specific responsibilities to ensure data protection within the Group, as well as providing data protection training to all employees of the Company’s subsidiaries.

The Company’s subsidiaries believe that they are in compliance with all PDPA requirements. In addition, IFSC is undergoing an ISO 27001 certification project, which will demonstrate the company’s ability to meet the minimum threshold expected to protect personal data. IFSC is also ISO 9001 certified, which shows that the internal processes to ensure data security are in place.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore, or TSOFA, is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability. The Company believes that it is in compliance with the provisions of the CDSA and the TSOFA.

As Singapore incorporated companies, the Company’s subsidiaries must generally comply with the provisions of the CDSA and TSOFA. The Company’s subsidiaries believe that they are in compliance with the provisions of the CDSA and the TSOFA.

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as at the date of this report:

Orangekloud Technology Inc.
(Cayman Island)
100%
Enterprise Software Investment Inc.
(British Virgin Islands)
100%
MSC Consulting (S) Pte. Ltd.
(Singapore)
100%
100%
Orangekloud Pte. Ltd.
(Singapore)
Orangekloud Investments Pte. Ltd.
(Singapore)
100%
100%
Orangekloud, Inc.
(United States)
Orangekloud Technology Sdn. Bhd.
(Malaysia)

Name	Background	Ownership
Enterprise Software Investment Inc.	- A BVI company - Incorporated on May 12, 2023 - An investment holding company	100% owned by the Issuer
MSC Consulting	- A Singapore company - Incorporated on June 16, 2003 - An information technology consultancy company	100% owned by Enterprise Software Investment Inc.
Orangekloud Pte. Ltd	- A Singapore company - Incorporated on August 8, 2015 - A software provider company	100% owned by MSC Consulting
Orangekloud Investments Pte. Ltd	- A Singapore company - Incorporated on November 8, 2018 - An investment holding company	100% owned by MSC Consulting
Orangekloud, Inc.	- An USA company - Incorporated on March 15, 2017 - A dormant company	100% owned by Orangekloud Pte. Ltd
Orangekloud Technology Sdn. Bhd .	- A Malaysia company - Incorporated on May 16, 2006 - An information technology consulting solution company	100% owned by Orangekloud Pte. Ltd

D. Property, plant and equipment.

Our principal executive office is located at 1 Yishun Industrial Street 1 #04-27/28&34 Aposh Building Bizhub Singapore, 768160 where we have leased space spanning 2 offices. The lease of this space terminated on November 30, 2024. We also lease a shared work space in Malaysia for office use purpose, with an expiration date on February 28, 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

Overview

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based tech company that offers the eMOBIQ® No-Code platform for developing mobile applications aimed at Small and Medium Enterprises (SMEs) and larger corporations. Their platform focuses on simplifying business processes such as warehousing, sales ordering, delivery, and manufacturing.

The company operates through subsidiaries in Singapore, Malaysia and the US, positioning itself as a disruptor in traditional enterprise application development by providing a No-Code Rapid Mobile Application Development (RMAD) platform using a Platform-as-a-Service (PaaS) model. This platform allows users to build cross-platform mobile applications quickly and securely, with a focus on integrating Agile and DevOps practices.

Our eMOBIQ® suite includes features like drag-and-drop components and seamless ERP system integration. The company also offers a web portal solution, OK365®, which helps businesses collect and manage data before integrating it into backend systems. This aligns with Singapore’s “SME Go Digital” initiative.

In addition to the eMOBIQ® platform, Company provides digital transformation solutions, including Microsoft Dynamics ERP software sales and consulting, and is a certified Independent Software Vendor for both Microsoft Dynamics 365 Business Central and Acumatica Cloud ERP.

Our platform supports application deployment via the eMOBIQ® App Store, Google Play Store, and Apple App Store, and allows for updates across devices. We offer custom solutions and advisory services for digital transformation, enabling rapid deployment and ongoing operation of applications built on our platform.

Key Factors Affecting Performance

We believe that the major factors affecting the results of our financial results include the following.

Market demand and market penetration

We believe the financial performance of a No-Code platform is influenced by market demand, penetration, and developer comfort. The market interest and needs for No-Code solutions, along with the perceived value of such development and the extent of digital transformation efforts, directly impact the platform’s revenue potential. A higher demand means more potential customers and greater sales opportunities, leading to financial success. Factors such as industry trends and the level of digital transformation across sectors also affect market demand for No-Code platforms. Additionally, considering whether developers are comfortable using a No-Code platform is crucial for successful market penetration and overall financial performance.

Number of customers and retention

Customer’s adoption and retention are vital for the financial performance for our business operation. The number of customers directly affects revenue generation through subscriptions and usage-based models. A customer is defined as an entity that holds an active subscription or renewal contract connected to a license as of the specified measurement date or renewal of support fee and new project customers. We monitor our user base and sales to existing customers through sales transactions during the financial year ended. If we have agreements with multiple entities under common control, we treat them as distinct customers. As of December 31, 2023, and December 31, 2024, our total customer count was at 148 and 146, respectively, while repeating customers accounted for customer counts of 111 and 126, respectively, or approximately 75.0% and 86.3%, of the total customer count, respectively.

We anticipate that the factors like customer’s experience, ease of use, support, and updates influence adoption and retention. Growing the customer base involves investing in the sales force, targeting specific industries, and establishing partnerships. Expanding the customer’s base within organizations drives additional revenue. Our ability to increase sales to existing customers depends on factors such as team size, customer satisfaction, pricing, and economic conditions.

Platform scalability and integration

We strongly believe that a scalable, user-friendly interface, robust feature set, and strong integration capabilities are essential for our financial performance. Our eMOBIQ® platform offers organizations the opportunity to accelerate their enterprise application development cycle. Further, we believe one of our company strengths is assisting SMEs to implement their business transformation strategies through our domain knowledge expertise in ERP implementation and mobile application solution. With its intuitive, visual interface, little to no coding is required. These mobile applications have been instrumental in helping our customers digitalize their business processes and customer interfaces. Moreover, our platform seamlessly integrates with various ERP systems such as Microsoft Dynamics, Acumatica Cloud and SAP Business One, allowing for real-time information retrieval from and update to a centralized database. We continuously welcome and explore more opportunities to connect with other ERP systems to enhance our platform’s functionality and cater to a broader customer base.

Continuous improvements

We believe that in order to continuously improve and enhance financial performance effort is required in prioritizing technical support and timely updates, including bug fixes and enhancements based on users’ feedback and market needs. This commitment to improving our platform demonstrates our dedication to customer satisfaction and drives increased adoption. Additionally, building a positive industry reputation through positive reviews, endorsements, and a strong brand image attracts more customers and provides a competitive advantage. By focusing on exceptional service, customer success, and cultivating a positive reputation, we aim to continuously improve and achieve financial growth.

Competitive advantage

We believe that a strong competitive advantage significantly impacts the financial performance of a No-Code platform. Factors like unique features, integration capabilities, brand reputation, or industry focus differentiate the platform. This attracts more customers, increases market share, and drives revenue growth.

Our professional service and after sales support service drive customer success and platform adoption. As deployments progress and user numbers increase, we expect a shift towards subscription revenue. Expanding our strategic partner network enhances customer coverage and solution delivery. This will increase subscription revenue relative to professional services over time.

Results from Operations

Years Ended December 31, 2023 and 2024

	For the years ended December 31,
	2023	2024	2024
	S$	S$	US$
Revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	2,129,993	1,525,686	1,116,737
- No-Code platform and mobile application	201,632	324,217	237,313
Services and license support	3,757,971	2,192,871	1,605,088
Total revenues	6,089.596	4,042,774	2,959,138

Cost of revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	1,279,787	1,239,419	907,202
- No-Code platform and mobile application	52,918	24,950	18,262
Services and license support	1,884,270	1,724,855	1,262,520
Total cost of revenues	3,216,975	2,989,224	2,187,984

Gross profit	2,872,621	1,053,550	771,154

Operating expenses:
Selling and marketing expenses	713,503	984,369	720,516
General and administrative expense	2,644,245	8,447,549	6,183,245
Depreciation and amortization expenses	288,766	277,951	203,448
Research and development expenses	576,556	30,621	22,413
Total operating expenses	4,223,070	9,740,490	7,129,622

Loss from operations	(1,350,449)	(8,686,940)	(6,358,468)

Other income (expense):
Other income	100,288	266,158	194,816
Interest expense	(36,616)	(34,902)	(25,547)
Other expense, net	(20,916)	(22,611)	(16,550)
Total other income, net	42,756	208,645	152,719

Loss before tax expense	(1,307,693)	(8,478,295)	(6,205,749)
Income tax expense	-	(169,304)	(123,923)
Net loss	(1,307,693)	(8,647,599)	(6,329,672)

Other comprehensive (loss) income:
Foreign currency translation, net of income tax	(37,247)	64,928	47,525
Total comprehensive loss	(1,344,940)	(8,582,671)	(6,282,147)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.07)	(0.40)	(0.30)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	20,000,000	21,402,346	21,402,346

(*) The share numbers and amounts are presented on a retrospective basis, see “Note 9 – Equity” of the audited consolidated financial statements included elsewhere in this annual report for more detailed information.

Revenue

We derive the majority of our revenue from platform subscriptions, license and products and professional services. For the years ended December 31, 2023 and 2024, our revenue was approximately S$6.1 million and S$4.0 million (approximately $3.0 million), respectively, representing a decrease of approximately 33.6%. The decrease was attributed to factors such as the uncertainties surrounding the geopolitical factors, the uneven growth rates among different business sectors in our primary market of Singapore, and that many small and medium enterprises (SMEs) in our targeted business segments are cautious with their investments in systems and technology. This, in turn, had a slowing effect on our inflow of projects and sales deliveries.

Cost of revenue

Our cost of revenue is predominately pertained to purchases of hardware, accessories, licenses, payments made to third-party managed hosting providers, other third-party service providers and project managers and consultants’ payroll and employee benefits. For the years ended December 31, 2023 and 2024, our cost of revenue was approximately S$3.2 million and S$3.0 million (approximately $2.2 million) respectively, representing a decrease of approximately 7.1%. The less-than-proportionate decrease of cost of revenue, as compared to the rate of sales decline, was due to the supply-side inflationary pressures of the vendors, as well as the just slightly lower payroll-related costs of the consultants and project managers.

Gross Profit

Our gross profit and gross margin can be influenced by several factors. These factors include the revenue mix between subscriptions, software and support, and professional services. Additionally, subscription pricing, costs related to third-party hosting facilities, and the expansion of our professional services to support future growth can impact our gross margins. As a result, our gross margin may vary from one period to another based on these factors. For the years ended December 31, 2023 and 2024, our gross profit was approximately S$2.9 million and S$1.1 million (approximately $771,154) respectively, representing a decrease of approximately 63.3%. The decrease was attributable to the decrease in revenue recognition during 2024, while the payroll costs as well as the costs of software and hardware included in the cost of revenue only reduced by 8.2% and 5.6% respectively as compared to the previous year.

Other income

Our other income is predominately government grants and Microsoft Cloud Solution Provider Incentive. For the years ended December 31, 2023 and 2024, our other income was S$100,288 and S$266,158 (approximately $194,816) respectively, representing an increase of approximately 165.4%. This was attributable mainly to the increase in interest income.

General and administrative expense

General and administrative expenses consist of payroll and employee benefits expenses of directors and administrative staff and other operating expenses, predominately IPO-related and professional fees, operating lease and short-term rental expenses, as well as computer-related expenses. For the years ended December 31, 2023 and 2024, our general and administrative expenses were S$2.6 million and S$8.4 million (approximately $6.2 million) respectively, representing an increase of approximately 219.5%. The increase was mainly attributable to IPO-related and professional fees.

Selling and marketing expenses

Our selling and marketing expenses are predominately allocated towards trade exhibitions and marketing events, search engine and social media platforms for generating market awareness, compensation for referrals, and covering transportation and travel expenses for sales staff or consultants. For the years ended December 31, 2023 and 2024, our selling and marketing expenses were S$713,503 and S$984,369 (approximately $720,516) respectively, representing an increase of approximately 38.0%.

Depreciation and amortization expenses

Our depreciation and amortization expenses are predominately depreciation and amortization charged on property and equipment and intangible assets. For the years ended December 31, 2023 and 2024, our depreciation and amortization expenses were S$288,766 and S$277,951 (approximately $203,448) respectively, representing a decrease of approximately 3.7%. The slight decrease was due to lower depreciation for office equipment, as offset by amortization for additional capitalized eMOBIQ® platform related to our technology upgrading initiatives.

Research and development expenses

Our research and development expenses are predominately developers’ payroll-related costs directly attributable to the development of No-Code platform and capitalized as intangible assets only when technical feasibility of the project is demonstrated, the Company has an intention and ability to complete and use the platform and the costs can be measured reliably. For the years ended December 31, 2023 and 2024, our research and development expenses were S$576,556 and S$30,621 (approximately $22,413) respectively. The decrease was due partly to the capitalization of our development costs for the AI (artificial intelligence) capability for our No-Code platform, to the tune of S$339,597.

Interest expenses

Our finance costs are predominately interests on bank loans. For the years ended December 31, 2023 and 2024, our finance costs were S$36,616 and S$34,902 (approximately $25,547) respectively, representing a decrease of approximately 4.7%. The decrease was due to the lower principal bank loan amounts in 2024.

Income tax expense

There was no income tax expense incurred during the year ended December 31, 2023, as a result of the recognition and utilization of deferred tax assets carried forward. For the year ended December 31, 2024, the income tax expense of S$169,304 (approximately $123,923) was mainly due to the reversal of deferred tax assets.

Other comprehensive (loss) income

For the years ended December 31, 2023 and 2024, we had foreign currency translation adjustment, at (S$37,247) and S$64,928 (approximately $47,525) respectively, recorded within other comprehensive income (loss), respectively. Foreign currency translation adjustments are a result of the financial statements of our non-U.S. subsidiaries being translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. We expect to record foreign currency translation adjustments in future periods and changes will be dependent on fluctuations in foreign currencies of countries in which we have operations.

Segment Profitability Metric

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different services. Based on management’s assessment of their business operation and main product lines, the Company has determined that it has three operating segments based on product offered as defined by ASC 280 as follow.

1. Sales of Packaged software solutions

2. Sales of No-Code platform and mobile application

3. Corporate Governance

Packaged software solutions

Organizations historically rely on packaged software and custom software solutions for their operations and business automation. The packaged software solutions segment acknowledges this reliance and aims to provide solutions to address unique business operating models and requirements, offering competitive advantages. It recognizes that standardized frameworks often necessitate organizations to conform their individual processes, needs, and systems of record.

No-Code platform and mobile application

This segment focuses on providing a rapid development environment through a No-Code platform. The eMOBIQ® platform enables organizations to speed up their enterprise application development cycle by offering an intuitive and visual interface that requires no coding. The platform includes easy-to-use navigation tools and drag-and-drop application building components, facilitating the design process and enabling the launch of business applications in a faster and more productive manner. Additionally, it allows professional and citizen developers to utilize the platform, import custom plugins, and integrate with various ERP systems. In 2024, we upgraded the platform with the development of AI (artificial intelligence) functionalities. Meanwhile, OK365® provides an intermediary web portal platform for our customers to be able to collect data from their end customers and perform some operational tasks before uploading the final data back to the backend system. Some of the portal solutions enable their end customers to perform self-servicing which will remove the unnecessary re-entry of data. Examples of our web portal solutions include our Delivery Portal, B2B Self-Ordering portal, and Marketplace Connector Portal.

Corporate governance

This segment consists of Pre-IPO listing expenses related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing, audit fees and print related costs, as well as post-IPO expenses related to compliance, investors relations and corporate development associated with a listed company.

The following tables present summary information by segment for the years ended December 31, 2023 and 2024, respectively:

	December 31, 2023
	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total
	S$	S$	S$	S$
Revenue	4,263,078	1,826,518	-	6,089,596
Cost of revenue	(2,754,393)	(462,582)	-	(3,216,975)

Gross profits	1,508,685	1,363,936	-	2,872,621

Loss from operation	(112,819)	(137,956)	(1,099,674)	(1,350,449)
Other income	18,979	23,777		42,756

Loss before tax expense	(93,840)	(114,179)	(1,099,674)	(1,307,693)

Income tax expense	-	-	-	-

Net loss	(93,840)	(114,179)	(1,099,674)	(1,307,693)

Total reportable assets	2,488,088	1,736,051	-	4,224,139

	December 31, 2024
	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total
	S$	S$	S$	S$	$	$	$	$
Revenue	3,267,891	774,883	-	4,042,774	2,391,957	567,181	-	2,959,138
Cost of revenue	(2,655,675)	(333,549)	-	(2,989,224)	(1,943,840)	(244,144)	-	(2,187,984)

Gross profits	612,216	441,334	-	1,053,550	448,117	323,037	-	771,154

Loss from operation	(1,431,609)	(1,097,510)	(6,157,821)	(8,686,940)	(1,047,876)	(803,330)	(4,507,262)	(6,358,468)
Other income	79,214	34,940	94,491	208,645	57,981	25,575	69,163	152,719

Loss before tax expense	(1,352,395)	(1,062,570)	(6,063,330)	(8,478,295)	(989,895)	(777,755)	(4,438,099)	(6,205,749)

Income tax expense	(161,000)	(8,304)	-	(169,304)	(117,845)	(6,078)	-	(123,923)

Net loss	(1,513,395)	(1,070,874)	(6,063,330)	(8,647,599)	(1,107,740)	(783,833)	(4,438,099)	(6,329,672)
	-	-
Total reportable assets	951,369	3,010,728	12,056,517	16,018,614	696,362	2,203,724	8,824,855	11,724,941

Packaged software solutions

Our digital transformation projects encompass various aspects, such as sales and consulting of Microsoft Dynamics ERP software licenses, along with project implementation steps like solution architecture consultancy, business process re-mapping, system customization, and customer support. There were uneven economic recoveries and growths among different business segments, as well as the uncertainties caused by geopolitical factors for a city state like Singapore. Consequently, our total revenue from packaged software solutions saw a decrease of 23.3%, from S$4.3 million in the financial year ended December 31, 2023 to S$3.3 million for the financial year ended December 31, 2024.

The net profit margin contribution from the segment of packaged software solutions also showed a decline during the financial year ended December 31, 2024, compared to the financial year ended December 31, 2023.

No-code platform and mobile application

Our no-code platform and mobile application cater to this market demand by enabling companies to avoid the need for a dedicated software development team or external software designers. As an enhancement to the packaged software solutions, we have actively contributed to the digitization of business operations by creating connectors that seamlessly integrate with Microsoft Dynamics and other ERP systems. We also developed the AI capability for our no-code platform in 2024. There was a decrease of 57.6% in revenue generated from our no-code platform and mobile application, from S$1.8 million in the financial year ended December 31, 2023, to S$774,883 for the financial year ended December 31, 2024. Fewer projects with high elements of mobile solution customizations contributed to the reduced revenue recognition here.

As a result, the net profit margin contribution from the no-code platform and mobile application segment also showed a decline during the financial year ended December 31, 2024, compared to the financial year ended December 31, 2023.

Corporate governance

IPO listing expenses related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing, audit fees and print related costs, as well as professional fees for corporate and investor relations developments contributed to the net loss.

Liquidity and Capital Resources

For the years ended December 31, 2023 and 2024, we recorded net loss of approximately S$1.3 million and approximately S$8.6 million (approximately $6.3 million) respectively. As of December 31, 2023 and 2024, our primary sources of liquidity were cash and cash equivalents, and cash flows generated from operations. Funding from the capital markets has been a new source since July 2024.

As of December 31, 2023, our cash and cash equivalents were approximately S$1.1 million, as compared to S$8.2 million (approximately $6.0 million) as of December 31, 2024. These funds were primarily allocated towards fulfilling our working capital requirements and ongoing business investments.

Our working capital as of December 31, 2023 and 2024 was approximately S$676,167 and S$11.0 million (approximately $8.1 million) respectively. We have also utilized bank loans for financing. As of December 31, 2023 and 2024, the carrying amounts of the bank loans were S$749,202 and S$503,579 (approximately $368,599), respectively. In 2024, we had a successful IPO on the NASDAQ Capital Market, with IPO closing on July 26 and over-allotment closing on August 1, 2024, raising combined gross proceeds of approximately S$20 million (approximately $15 million) before the deduction of underwriting discounts and related expenses.

Based on our assessment, we anticipate that our existing cash and cash equivalents, the availability of capital market funding and banking credit line, as well as cash generated from operations will be adequate to meet our working capital and investment requirements beyond the next 12 months.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024	2024
	S$	S$	$
Net cash flow used in operating activities	(1,007,477)	(9,915,281)	(7,257,560)
Net cash flow used in investing activities	(62,186)	(1,434,519)	(1,050,008)
Net cash flow provided by financing activities	96,459	18,448,264	13,503,340
Effect of exchange rate	40,198	-	-
Net change in cash and cash equivalents	(933,006)	7,098,464	5,195,772
Cash and cash equivalents as of beginning of the year	2,000,234	1,067,228	781,165
Cash and cash equivalents as of end of the year	1,067,228	8,165,692	5,976,937

Operating activities

Net cash used in operating activities was S$1.0 million for the year ended December 31, 2023, compared to S$9.9 million (approximately $7.3 million) for the year ended December 31, 2024.

The cash used in operating activities for the year ended December 31, 2023 was primarily attributable to the net loss of S$1.3 million and changes in operating assets and liabilities primarily contributed by changes in accounts receivable, contract assets and contract liabilities related to job performed on incomplete projects.

The cash used in operating activities for the year ended December 31, 2024 was primarily attributable to the net loss of S$8.6 million (approximately $6.3 million) and increase in other current assets for advance to suppliers and prepayment for professional expenses, as well as changes in operating assets and liabilities including changes in accounts receivable, contract assets and contract liabilities related to job performed on incomplete projects.

Investing activities

Cash used in investing activities was primarily used for purchasing equipment, capitalized salaries of in-house developers who design platform enhancements on No-Code platform, and investments in the shares of other companies.

For the year ended December 31, 2023, cash used in investing activities was S$62,186, which consisted of S$18,914 in the purchase of property and equipment and S$43,272 for enhancements on our capitalized Marketplace Connector Portal.

For the year ended December 31, 2024, cash used in investing activities was S$1.4 million (approximately $1.1 million), which consisted of S$37,263 (approximately $27,276) in the purchase of equipment, S$397,256 (approximately $290,775) for AI capability enhancements on eMOBIQ platform and ISV solutions, and S$1.0 million (approximately $731,957) for a strategic investment in a Singapore cybersecurity company.

Financing activities

Net cash generated from financing activities was S$96,459 for the year ended December 31, 2023. Net cash provided by financing activities mainly resulted from a new bank loan of S$500,000, repayments to existing bank loan amounting to S$214,208, increase in deferred offering expenses amounting to S$157,539, and payments to directors and related parties amounting to S$31,794.

Net cash generated from financing activities was S$18.4 million (approximately $13.5 million) for the year ended December 31, 2024. Net cash provided by financing activities mainly resulted from IPO proceeds – with over-allotment - of S$18.7 million (approximately $13.7 million) and repayments to existing bank loan amounting to S$245,623 (approximately $179,786).

Other Metrics

We monitor the following metrics to help us measure and evaluate the effectiveness of our operations. This growth underscores the demand for our platform, the expansion of our market, the effectiveness of our sales efforts and partnerships, and our success in serving existing customers.

Recurring revenue

The recurring portion of our revenue is contributed by:

(1)	third party license subscription (*) and hosting subscription, which allows customers to subscribe and pay on an annual basis.
(2)	our No-Code platform and subscription on the mobile application, which allows customers to subscribe and pay on an annual basis; and
(3)	post implementation support fees from software projects, which allows customers to renew our support plan and pay on an annual basis.

(*) Revenue generated from third party license subscription is recognized upon the transfer of control over licenses at a point in time. We will bill and collect the non-refundable fees in advance from customers prior to purchasing the license through the third party vendor portals (e.g. Microsoft portal) at a fixed subscription price, on an annual basis. The third party vendor (e.g. Microsoft) will generate an Admin ID, password, and Tenant ID based on the end customer’s name to register licenses for customers to access the portal for resource creation. Control over licenses is transferred to the end customer upon delivery of the Admin ID, password and Tenant ID. The Company does not have any other further obligations to the end customers as the end customer will gain access to take control of their portal whilst the third party vendor is responsible for fulfilling their responsibility to the end customer over the remaining subscription term.

Non-recurring revenue

Another portion of our revenue is non-recurring consists of:

(1)	third party perpetual licenses (on premise licenses), is a type of software license that grants the right to use the software indefinitely and the customer pay for the license upfront. Customer will continue to use the software in the version they purchased;
(2)	hardware solution like computers and accessories; and
(3)	professional service revenue primarily designed to modify or customize digital transformation solutions for our customers.

In respect of third party perpetual licenses include Microsoft Corporation (“Microsoft”) and other vendor’s software. Revenue generates from third party perpetual licenses are recognized upon transfer of control of licenses at point in time in an amount that reflects the consideration the Company expects to receive in exchange for the licenses. Microsoft provides Admin ID and password for user, as well as Tenant ID. The Company will bill and collect in advanced from customers before purchase through Microsoft portal. Microsoft will generate Admin ID, password, and Tenant ID based on the end customer’s name to register licenses for customer to access the portal for resource creation, then the control of license is considered transferred to customer. The Company does not have any other obligation during the remaining term. The third-party perpetual license revenue is non-refundable based on Microsoft’s policy.

Recurring revenue growth

For the year ended December 31, 2024, we experienced an increase of approximately 13% in the recurring revenue  as compared to the year ended December 31, 2023. Recurring retention rate was calculated from total recurring revenue from the existing customer base at the current financial year end divided by the total recurring revenue from the existing customer base at the prior financial year end. This fluctuation is due to the slightly higher number of customers that contributed to recurring revenue in 2024.

	For the year ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	US$
Recurring revenue
License, subscriptions fee and product
- Third party license subscription and hosting subscription	1,192,339	1,150,225	1,229,807	900,166
- No-Code platform and subscription on the mobile application	479,987	210,448	255,165	186,770
Services and license support
- Support fee	537,965	500,583	616,199	451,031
Sub-total recurring revenue	2,210,291	1,861,256	2,101,171	1,537,967
Recurring retention rate	128%	84%	113%
No. of customer contributed to recurring revenue
-No. of customer retained from previous year	85	102	115
-No. of new customer	62	30	9

Non-recurring revenue
License and product
- Third party perpetual licenses and hardware solution	1,209,418	970,952	364,931	267,114
Services and license support
- Professional service revenue	3,732,383	3,257,388	1,576,672	1,154,057
Sub-total non-recurring revenue	4,941,801	4,228,340	1,941,603	1,421,171
No. of customer contributed to non-recurring revenue
-No. of customer retained from previous year	52	67	65
-No. of new customer	70	17	17

Total revenues	7,152,092	6,089,596	4,042,774	2,959,138
Total no. of customer contributed to revenue
-No. of customer retained from previous year	137	111	126
-No. of new customer	132	37	20

In respect of third-party license subscription, although customers may choose to renew their subscription directly with third-party vendors like Microsoft, customers consistently opt to continue with us for our comprehensive support agreement because we have customized the package software solution or no-code and mobile application for them. The support agreement ensures that they receive assistance and support from us whenever they require it. It’s important to note that we hold a certain level of influence over the customer’s subscription plan and the type of licenses they need, as we provide valuable insights and recommendations based on our expertise and understanding of their specific requirements. Company concludes that each good and service is separately identifiable because the software license, installation services, unspecified future upgrades, and telephone support are not inputs into a combined item the customer has contracted to receive.

Off-balance sheet arrangements

The Company does not enter into any material off-balance sheet transactions or arrangements.

Contractual obligations

The following table summarizes our commitments to settle contractual obligations at December 31, 2023 :

	Payments Due By Period	Payments Due By Period
	Within one year	Within 2 to 5 years	Total (S$)	Total (US$)
Bank loans
Principal payments	245,625	503,577	749,202	567,878
Interest payments	34,900	44,264	79,164	60,004

Operating lease commitments	123,881	-	123,881	93,899

Total contractual obligations	404,406	547,841	952,247	721,781

The following table summarizes our commitments to settle contractual obligations at December 31, 2024:

	Payments Due By Period	Payments Due By Period
	Within one year	Within 2 to 5 years	Total (S$)	Total (US$)
Bank loans
Principal payments	256,915	246,664	503,579	368,598
Interest payments	23,611	20,652	44,263	32,399

Operating lease commitments	57,588	-	57,588	42,152

Total contractual obligations	338,114	267,316	605,430	443,149

Concentrations and credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable and deposits. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of December 31, 2023 and 2024, the Company’s assets were located in Singapore and the Company’s revenue was principally derived from the operation in Singapore.

For the year ended December 31, 2023, customer B and customer C accounted for 4% and 11% of the Company’s total revenue, and 15% and 0% of the total accounts receivable as of December 31, 2023, respectively. For the year ended December 31, 2024, customer A and customer D each accounted for 6% of the Company’s total revenue, and 6% and 5% of the Company’s total accounts receivable as of December 31, 2024, respectively.

For the year ended December 31, 2023, vendor A and vendor B accounted for 19% and 6% of the Company’s total purchases, and 59% and 20% of the accounts payable as of December 31, 2023, respectively. For the year ended December 31, 2024, vendor A and vendor B accounted for 40% and 37% of the Company’s total purchases, and 47% and 12% of the accounts payable as of December 31, 2024, respectively.

Research and Development, Patent and Licenses, etc.

Please refer to Item 4. Information on the Company – B. Business Overview – Intellectual Property.

Trend Information

See ITEM 5.A “operating results” above for our trend information.

Critical accounting policies

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 — Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this annual report for more detailed information regarding our critical accounting policies.

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

Determining the transaction price for professional service revenue

We derive professional service revenue from the modification or customization of digital transformation solutions for our customers, among others, consultation, application development and deployment assistance and training related to our customers. Professional services are billed with fixed fees, computed on allocated man-days based on fixed daily rates. Revenue is recognized when the performance obligation relating to each distinct service task in a customer contract has been fulfilled, as monitored and reported by the Project Manager.

We allocate the transaction price to each performance obligation in a contract based on its relative standalone selling price, or SSP. The SSP is the observable price at which we sell the product or service separately. The SSP of professional service revenue pertains to modify or customize digital transformation solutions for our customers, not limited to consultation, application development and deployment assistance and training is based on fixed-fee arrangements. Each project is assigned a total man-days and each task is allocated a specific number of man days split by specific tasks. The rates for each man-day (i.e. consultant, project manager) are fixed.

The useful life and impairment of long-lived assets

The judgment that the long-lived assets, which include property and equipment and intangible assets, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of December 31, 2023 and 2024.

Collectability of account receivables

The Company adopted ASU 2016-13, “Financial Instruments – Credit Loss” on January 1, 2023. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible. As of December 31, 2023 and 2024 the Company made S$284,542 and S$320,593 (approximately $234,660 ) allowance for doubtful accounts for accounts receivable, respectively.

Recent Accounting Pronouncements

A discussion of recent accounting pronouncements is included in “Note 2—Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this annual report.

Quantitative and Qualitative Disclosures about Market Risks

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest Rate Risk

We are exposed to cash flow interest rate risk in relation to bank loans, bank overdrafts and a with-recourse receivables purchase facility with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through regularly evaluating the collectability of financial assets, based on a combination of factors such as credit worthiness, past transaction history, current economic industry trends and changes in payment patterns. We identify credit risk collectively based on industry and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. To manage liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The Group relies on fundraising from the capital markets and bank borrowings as significant sources of liquidity. In 2024, we raised IPO and over-allotment gross proceeds of approximately S$20 million (approximately $15 million), before the deduction of underwriting discounts and related expenses. As of December 31, 2024, the Group had outstanding principal loan amounts of S$503,579 (approximately $368,598), as compared to S$749,202 as of December 31, 2023. Our management monitors the utilization of bank borrowings regularly.

Foreign Exchange Risk

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar, United State Dollars and Malaysia Ringgit.

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the for the year ended December 31, 2024 was calculated at the rate of US$0.7320 = S$1 (or US$1 = S$1.3662). No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Goh Kian Hwa	56	Chief Executive Officer and Director
Toh Puay Yong	59	Chief Financial Officer
Chu Eng Mian	67	Chief Operating Officer
Tan Kevin Patrick So	31	Chief Technology Officer
Lung Lay Hua	55	Director
Kwong Choong Kuen	51	Independent Director
Loh Long Hsiang	52	Independent Director
Lai Chiun Shen	55	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Goh Kian Hwa is Chief Executive Officer, Chairman of the Board of Directors, and Director and he is responsible for the overall strategic direction and development of our Group. Since 2018, Mr. Goh has been serving as a secretary at Orangekloud, Inc and Orangekloud Reskilling Centre Pte Ltd, subsidiaries of the Company which are dormant companies. Since 2017, Mr. Goh has also been serving as a director of Xenturion Technology Pte Ltd, a currently dormant company that previously was engaged in the block chain and smart contract technology industry. Since 2015, Mr. Goh has been serving as a co-founder and the chief executive officer of Orangekloud Pte Ltd, a subsidiary of the Company engaging in No-Code Mobile Application Development Platform Technology. Since 2010, Mr. Goh has been serving as director of K.H. Goh Holdings Pte Ltd, a property investment holding company for Mr. Goh. which only assets are leased to the group as office premise with disclose in the “Related Party Transactions”. Since 2009, Mr. Goh has served as director of Vertical Software Asia Pte Ltd, which is a dormant company. Since 2006, Mr. Goh has served as director of MSCI Consulting Sdn Bhd, a subsidiary of the Company which engages in providing support for our Singapore business units. Since 2003, Mr. Goh has been serving as a co-founder and the chief executive officer of MSC Consulting (S) Pte Ltd, a subsidiary of the Company which engages in consulting, customizing, implementing, sales and after sales support for Microsoft Dynamics Enterprise Resource Planning System. Mr. Goh devotes a majority of his time on the Company and its subsidiaries. Besides the subsidiaries of the Company, and K.H. Goh Holdings Pte., the companies Mr. Goh currently serves as director are dormant or less active, and are not planning on any expansion yet. For more information on related party transactions regarding K.H. Goh Holdings Pte, please refer to Related Party Transactions on page 67. From 1993 to September 2021, Mr. Goh served as a co-founder and a managing director of AE Computer Systems, (a partnership Company) which was later converted to AE Computer Systems Pte Ltd (a private limited Company), which deals in in consulting, customizing, implementing, sales and after sales support for ACCPAC accounting Software/Sage 300 Enterprise Resource Planning system, and whose shareholding was fully disposed by Mr. Goh in September 2022. We believe Mr. Goh is well qualified to serve as our Chief Executive Officer based on his extensive experience for our Group and knowledge within our industry.

Mr. Toh Puay Yong is our Chief Financial Officer since October 1, 2024 and he is responsible for the financial reporting, corporate services and compliance of our Group. Mr. Toh has served the Company as consultant since 2017 in various capacities, including finance, M&A, strategic management, and has been our M&A director since February, 2024. Mr. Toh has had over 30 years of financial experience. From 2014 to 2015, Mr. Toh has been the General Manager at Blum & Co. Mr. Toh has also worked with the Cherie Hearts Group as its chief financial officer from 2009 to 2010. From 1996 to 2000, Mr. Toh worked at IPACS Asia Pte Ltd, where he was a Controller and Senior Regional Finance and Admin Manager. From 1993 to 1996, Mr. Toh served as an Accountant at Mabanaft Singapore Pte Ltd. Mr. Toh graduated with a Bachelor of Accountancy degree from the National University of Singapore, and attained a Master of Business Administration from the University of Manchester via distance learning. He holds professional qualifications as a Chartered Accountant of Singapore and a Chartered Valuer and Appraiser.

Mr. Chu Eng Mian is our Chief Operating Officer, and he is responsible for the overall daily business operations of our Group. Since November 2018, Mr. Chu has been serving as the Chief Operating Officer of MSC Consulting. Mr. Chu has more than 40 years of diversified business IT and business development experience. From January 2022 to October 2022, Mr. Chu has been a commercial director at Wiz Technologies (S) Pte Ltd, where he was in involved in business development. from February 2016 to September 2018, Mr. Chu has been the VP at TreeBox Solutions Pte Ltd, where he was responsible for business development. From January 2014 to December 2015, Mr. Chu was a director at Etegrity Technologies LLP where he was responsible for business development. From March 2011 to September 2013, Mr. Chu was a chief operating officer at IMAGI Group (HK) where he was responsible for commercial and operations. From June 2009 to February 2011, Mr. Chu was deputy director at IDA Singapore, where he was responsible for IT managed services. From September 2006 to July 2008, Mr. Chu was a director at Carrier International Corp, where he was responsible for IT and business processes. From August 2004 to August 2006, Mr. Chu was a director at 3Com Asia Pacific Rim PL, where he was responsible for IT. From February 2001 to August 2004, Mr. Chu was a director at British American Tobacco where he was responsible of IT and commercial work. Mr. Chu graduated from RMIT University, Australia, with a Degree of Distinction in Business Administration (Information Technology) in the year 1993.

Mr. Tan Kevin Patrick So is our Chief Technology Officer and he is responsible for the overall outline the company’s technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the business needs of our Group. Since 2015, Mr. Tan has been serving as the application developer, web and mobile technical lead developer, and subsequently the chief technology officer of MSC Consulting. Mr. Tan obtained a Bachelor of Science in computer science information technology from Asia Pacific College in Philippines, which was attained in 2013. We believe Mr. Tan is well qualified to serve as our Chief Technology Officer based on his extensive technical experience for our Group and knowledge within our industry.

Ms. Lung Lay Hua is our Director, with over 25 of years of experience in the Information Technology Industry. Since 2003, Ms. Lung has been serving as a co-founder and a director of MSC Consulting (S) Pte Ltd, a subsidiary of the Company which engages in consulting, customising, implementing, sales and after sales support for Microsoft Dynamics Enterprise Resource Planning System. Since 2006, Ms. Lung has been serving as director at MSCI Consulting Sdn Bhd, a subsidiary of the Company which engages in support for our Singapore business unit. Since 2009, Ms. Lung has been serving as director at Vertical Software Asia Pte Ltd, which is a dormant company. Since 2010, Ms. Lung has been serving as director at K.H. Goh Holdings Pte Ltd, which engages in a property investment holding company. For more information on related party transactions regarding K.H. Goh Holdings Pte, please refer to Related Party Transactions on page 67. Since 2015, Ms. Lung has been serving as a co-founder and a director of Orangekloud Pte Ltd, a subsidiary of the Company which engages in No-Code Mobile Application Development Platform Technology. Since 2017, Ms. Lung has been serving as director at Orangekloud, Inc and Orangekloud Reskilling Centre Pte Ltd, subsidiaries of the Company which are dormant companies. From 1993 to January 2022, Ms. Lung served as director and subsequently advisor at AE Computer Systems, (a partnership Company) which was later converted to AE Computer Systems Pte Ltd (a private limited Company), which engages in Consulting, Customising, Implementing, sales and after sales support for Accpac accounting Software/Sage 300 Enterprise Resource Planning system, and whose shareholding was fully disposed to third party by Ms. Lung in October 2021. Ms. Lung graduated with a diploma in business studies from Ngee Ann Polytechnic in 1990. We believe Ms. Lung is well qualified to serve as our Director based on her extensive experience for our Group and knowledge within our industry.

Mr. Kwong Choong Kuen is our independent director. Since June 2021, Mr. Kwong has been serving as an independent executive director of SOLIS Holdings Limited (HKEx: 02227), a company which provides engineering services. Since March 2020, Mr. Kwong has been serving as an independent executive director of BHCC Holdings Limited (HKEx: 01552), a company which principally engages as a main contractor in the provision of building and construction works and properties investment including the leasing of industrial properties in Singapore. Since July 2018, Mr. Kwong has been serving as a founder and a director of Cap K Advisory Pte Ltd, an advisory firm. From October 2017 to August 2021, Mr. Kwong served as an independent executive director of C&N Holdings Limited (HKEx: 08430), a company which provides transport and storage services to the logistics industry in Singapore and Hong Kong. From October 2016 to December 2018, Mr. Kwong served as the chief financial officer of RMH Holdings Ltd. (HKEx: 08437), a company which engages in the principally engaged in (1) the provision of aesthetic dermatology and treatment services, the trading of healthcare and wellness products and nutritional supplements, and the provision of dental implant and oral healthcare-related medical services and sales of related products. Mr. Kwong is a Chartered Accountant of Singapore since 1999. Mr. Kwong obtained a Bachelor’s degree in accountancy from Nanyang Technological University in Singapore in 1996.

Mr. Loh Long Hsiang is our independent director. Mr. Loh has vast experience in the financial industry. Since December 2015, Mr. Loh has been serving as a chief operating officer, and subsequently, as the chief executive officer of Shanghai Dianrong Financial Information Service Co., Ltd., a company which provides online financial solutions. From May 2014 to December 2015, Mr. Loh served as the deputy CEO and head of the chief executive officer office at Standard Chartered Bank (China) Ltd. From May 2012 to April 2014, Mr. Loh served as the deputy head of client coverage as well as regional chief executive officer of East China at Standard Chartered Bank (China) Ltd Mr. Loh attained the Chartered Financial Analyst and the Certified Financial Risk Manager qualifications in 2001. Mr. Loh obtained a Bachelor’s degree in engineering (electrical) from Nanyang Technological University in Singapore in 1997.

Mr. Lai Chiun Shen is our independent director. Mr. Lai has three decades of experience in the information technology industry. 2003, Mr. Lai has been managing director of Appxolute Pte Ltd, a company specializing in enterprise software design and development. Prior to this, Mr. Lai held roles at Ecquaria Technologies Pte Ltd, Deutsche Bank AG, Singapore’s National Computer Board, Information Technology Institute, and DBS Bank Singapore. Mr. Lai obtained a Bachelor of Science in computer technology from Nanyang Technological University, Singapore, in 1993.

Family Relationships

Except for our Chairman of the Board of Directors, Director and Chief Executive Officer, Mr. Goh Kian Hwa, and our Director, Ms. Lung Lay Hua, being spouses, there are no family relationships among our directors and executive officers.

Conflicts of Interest

Except as disclosed below and in the section titled “Related Party Transactions,” none of our Directors, Major Shareholders or any of their associates has an interest, direct or indirect:

(a)	in any transaction to which our Group was or is to be a party;

(b)	in any entity carrying on the same business or dealing in similar services which competes materially and directly with the existing business of our Group; and

(c)	in any enterprise or company that is our Group’s client or supplier of goods or services.

There is presently no conflicts of interest between Mr. Goh, our Chief Executive Officer, Chairman of the Board of Directors, and Director, and our Group as the directorship positions which he is currently serving as are from our subsidiaries or a dormant company. However, we believe that any potential conflicts of interest are mitigated by the following:

(a)	our Directors have a duty to disclose their interests in respect of any contract, proposal, transaction or any other matter whatsoever in which they have any personal material interest, directly or indirectly, or any actual or potential conflicts of interest (including conflicts of interest that arise from their directorship(s) or executive position(s) or personal investments in any other corporation(s)) that may involve them. Upon such disclosure, such Directors shall not participate in any proceedings of our Board of Directors, and shall in any event abstain from voting in respect of any such contract, arrangement, proposal, transaction or matter in which the conflict of interest arises, unless and until our Audit Committee has determined that no such conflict of interest exists; and

(b)	our Audit Committee is required to examine the internal procedures put in place by our Company to determine if such procedures put in place have become inappropriate or insufficient in the event of changes to the nature of, or manner in which, the business activities of our Group, our joint ventures or the interested persons are conducted, or if they are sufficient to ensure that related party transactions are conducted on normal commercial terms and will not be prejudicial to our Company and its shareholders.

B. Compensation.

For the year ended December 31, 2023, we paid an aggregate of approximately $593,782, as compared to the year ended December 31, 2024 when we paid an aggregate of approximately S$675,995 (approximately $494,799),  in cash and benefits in-kind granted to or accrued on behalf of all of our Directors for their services, in all capacities, and we did not pay any additional compensation to our Directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. An executive officer may terminate his or her employment at any time with a three-months prior written notice.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

C. Board Practices.

Board of Directors

Our board of directors consists of five directors. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company shall declare the nature of his or her interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our Shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our Shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors generally, (ii) dies or is found by our Company to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our Company, or (iv) is removed from office pursuant to our articles of association.

Our officers are selected by and serve at the discretion of our board of directors.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We have three independent directors with different industry backgrounds, representing a majority of the members of our board. We also achieved gender diversity by having one female director out of the total of five directors (including independent directors). Our board is well balanced and diversified in alignment with the business development and strategy of the Company.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Kwong Choong Kuen, Lai Chiun Shen, and Loh Long Hsiang. Kwong Choong Kuen is the chairperson of our audit committee. We have determined that each of our audit committee members satisfies the “independence” requirements of Rule 5605(c)(2) of the Nasdaq rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Kwong Choong Kuen qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Kwong Choong Kuen, Lai Chiun Shen, and Loh Long Hsiang. Loh Long Hsiang is the chairman of our compensation committee. We have determined that each of our compensation committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Kwong Choong Kuen, Lai Chiun Shen, and Loh Long Hsiang. Lai Chiun Shen is the chairman of our nominating and corporate governance committee. We have determined that each of our nominating and corporate governance committee members satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken

Foreign Private Issuer

We qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

●	Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

●	Exemption from the requirement that our board of directors be composed of independent directors.

●	Exemption from the requirement that our audit committee have a minimum of three members.

●	Exemption from the requirement that we hold annual shareholders’ meetings.

●	Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our Shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law or applicable NASDAQ rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Other Corporate Governance Matters

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of our IPO and we will not be considered a “controlled company” under Nasdaq corporate governance rules.

Nonetheless, as of the date of this report, our directors, officers and principal shareholders will hold in aggregate approximately 66.66% or more of our Class A Ordinary Shares and Class B Ordinary Shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the Company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the Company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of Shares in our Company, including the registration of such Shares in our Share register.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Equity Compensation Plan Information

We have adopted an equity compensation plan on January 6, 2025.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, we had no outstanding equity awards.

Clawback Policy

We have adopted a clawback policy on February 15, 2024.

D. Employees.

As of December 31, 2024, we had 61 full-time employees, comprising of 25 information technology personnel, 15 research and development personnel, 11 sales and marketing personnel, 5 finance and administrative staff, and 5 management personnel.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. In addition, the following table assumes that the over-allotment option has not been exercised. Shareholders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to 10 votes per share. Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon a transfer of any Class B Ordinary Shares by a holder thereof to any person other than certain permitted transferees or a change in the beneficial owner of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into such number of Class A Ordinary Shares. Holders of our Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

		Shares Beneficially Owned (2)
Name of Beneficial Owners(1)	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares (3)	% of aggregate voting power
Directors and Executive Officers:
Goh Kian Hwa	—	7,485,494	32.045%	47.347%
Toh Puay Yong	—	—	—	—
Chu Eng Mian	—	—	—	—
Tan Kevin Patrick So	600,000	—	2.569%	0.380%
Lung Lay Hua	—	7,485,494	32.045%	47.347%
Kwong Choong Kuen	—	—	—	—
Loh Long Hsiang	—	—	—	—
Lai Chiun Shen	—	—	—	—

All directors and executive officers as a group	600,000	14,970,988	66.66%	95.07%

*	Less than 1%.

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 1 Yishun Industrial Street 1 #04-27/28&34 Aposh Building Bizhub Singapore, 768160.

(2)	Applicable percentage of ownership is based on in aggregate 23,359,000 Ordinary Shares, consisting of 8,388,012 Class A Ordinary Shares and 14,970,988 Class B Ordinary Shares outstanding as of the date of this report.

(3)	For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after the date of this report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and 2024:

Name of related parties	Relationship with the Company
K.H. Goh Holdings Pte Ltd	100% owned by the founders and Directors: Goh Kian Hwa (50%) and Lung Lay Hua (50%)
Goh Kian Hwa	Shareholder, Founder and Director
Lung Lay Hua	Shareholder, Founder and Director
Chew Kim Chwee	Shareholder, director of pre-sales of MSC Consulting

Due to related parties

The Company rented the office from K.H. Goh Holdings Pte Ltd, for S$138,210 and S$138,210 (US$101,164) for the years ended December 31, 2023 and 2024, respectively.

The Company paid director fees and director’s remuneration to Ms. Lung Lay Hua amounting to S$238,758 and S$241,600 (US$176,841) for the years ended December 31, 2023 and 2024, respectively. The interest free, unsecured, and due on demand balance due to Ms.Lung was S$196 and S$207 (US$152) as at December 31, 2023 and 2024, respectively.

The Company paid director fees and director’s remuneration to Mr. Goh Kian Hwa amounting to S$237,873 and S$241,600 (US$176,841) for the years ended December 31, 2023 and 2024, respectively.

The Company paid director fees and director’s remuneration to Mr. Chew Kim Chwee amounting to S$117,151 and S$120,000 (US$87,835) for the year ended December 31, 2023 and 2024, respectively.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with the IPO which will be tasked with review and approval of all related party transactions.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our audited consolidated financial statements.

Legal Proceedings

As of the date of this Annual Report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

Dividend Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

For the years ended December 31, 2023 and 2024, we did not declare or pay any dividend in relation to our retained profit.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under Cayman Islands law, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by the Board. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that, in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our Singapore subsidiaries.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B. Significant Changes.

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Annual Report, we are authorized to issue a maximum of (i) [8,388,012] Class A ordinary shares with par value of US$0.001 each; and (ii) [14,970,988] Class B ordinary shares with par value of US$0.001 each.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our second amended and restated memorandum and articles of association filed on December 31, 2024 (“Memorandum and Articles of Association”).

The following are summaries of material provisions of our Memorandum and Articles of Association as they relate to the material terms of our shares.

Ordinary shares

General

All of our issued shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. As at the date of this Annual Report, there are [8,388,012] Class A Ordinary Shares and [14,970,988] Class B Ordinary Shares issued and outstanding, respectively.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares and Class B Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Dividends

The holders of our shares are entitled to such dividends as may be declared by our board of directors. In addition, our Shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended memorandum and restated articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one vote and each Class B Ordinary Share shall be entitled to 10 votes on all matters subject to the vote at general meetings of our Company. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy at the meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of at least two-thirds of such members, as being entitled to do so, vote in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our amended and restated memorandum and articles of association do not provide our Shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our Shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of The Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any year.

Liquidation

On the winding up of our Company, if the assets available for distribution among our Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our Shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our Shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase, and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by special resolution of our Shareholders. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our Shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any such class may be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares

Our amended and restated memorandum and articles of association authorize our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our Shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of Shares.

Inspection of Books and Records

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records. However, we will provide our Shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our Shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

C. Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this Annual Report.

D. Exchange controls.

Under Singapore law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation.

The following summary of the material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in or ownership of our shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences regarding investing investment in our shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010, but is not otherwise party to any double-tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Act (Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the Governor in Cabinet undertakes with our Company:

●	that no law that is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to our Company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

●	on or in respect of the shares, debentures, or other obligations of our Company; or

●	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from May 26, 2023.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

BVI Taxation

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not resident in the BVI are exempt from the Income Tax Act in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company. All instruments relating to transfers of property to or by our Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its shareholders.

Singapore Taxation

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system. Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder. Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

A company is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business are exercised in Singapore. A company is subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed to be received in Singapore, unless certain exemptions apply.

Foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by a Singapore tax resident company is exempt from Singapore income tax if the following conditions are met:

(i)	such income is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which such income is received;

(ii)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)	the Comptroller is satisfied that the tax exemption would be beneficial to the Singapore tax resident company.

The corporate tax rate in Singapore is currently 17%. From YA 2020 onwards, three-quarters of a company’s first S$10,000 of normal chargeable income, and half of its next S$190,000 of normal chargeable income are exempt from corporate tax.

Newly incorporated companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of the company’s first S$100,000 of normal chargeable income, and half of its next $100,000 of normal chargeable income, for each of the company’s first three YAs falling in or after YA 2020.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our shares and hold such shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our shares.

Persons considering an investment in our shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income”, or the PFIC income test, or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income, or the PFIC asset test. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our shares, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our shares. If the election is made, the U.S. Holder will be deemed to sell our shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least fifteen (15) days during each calendar quarter.

Our Class A ordinary shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Class A ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Class A ordinary shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or QEF, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our shares, the consequences to them of an investment in a PFIC, any elections available with respect to the shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation” to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than sixty (60) days of ownership, without protection from the risk of loss, during the 121-day period beginning sixty (60) days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Consequences”), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Class A Ordinary Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Class A Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Class A Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Share. If you are a United States person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Ordinary Share.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Share may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands, BVI and Singapore income tax consequences of an investment in the ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands, BVI and Singapore laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010, but is not otherwise party to any double-tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Our company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Act (Revised). In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the Governor in Cabinet undertakes with our Company:

●	that no law that is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains, or appreciations shall apply to our Company or its operations; and

●	in addition, that no tax to be levied on profits, income, gains, or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

●	on or in respect of the shares, debentures, or other obligations of our Company; or

●	by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from May 26, 2023.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares so long as the instrument of transfer is not executed in, brought to, or produced before a court of the Cayman Islands.

BVI Taxation

Our Company and all distributions, interest and other amounts paid by our Company to persons who are not resident in the BVI are exempt from the Income Tax Act in the BVI. No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company. All instruments relating to transfers of property to or by our Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI provided that they do not relate to real estate in the BVI. There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its shareholders.

Singapore Taxation

MSC Consulting (S) Pte. Ltd. is incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

F. Dividends and paying agents.

Not applicable.

G. Statement by experts.

Not applicable.

H. Documents on display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year and submit other information under cover of Form 6-K. Annual Reports and other information we file with the SEC may be inspected at the public reference facilities maintained by the SEC at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the SEC which can be accessed at www.sec.gov.

Our Internet website is https://orangekloud.com. We make our Annual Reports on Form 20-F and any amendments to such reports available free of charge on our website as soon as reasonably practicable following the electronic filing of each report with the SEC. In addition, we provide copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders will be exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act.

I. Subsidiary Information

See ITEM 4.C and Exhibit 8.1 for our list of subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable and deposits. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

We are exposed to cash flow interest rate risk in relation to bank loans, bank overdrafts and a with-recourse receivables purchase facility with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have not had a default of any indebtedness, and there has not been any arrearage in the payment of dividends.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

Use of Proceeds

On July 24, 2024, the Company entered into an underwriting agreement with Maxim Group LLC as underwriter named thereof, in connection with its initial public offering (“IPO”) of 2,750,000 Class A Ordinary Shares, par value US$0.001 per share at a price of $4.75 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277162) for the IPO, originally filed with the U.S. Securities and Exchange Commission on February 20, 2024, as amended, was declared effective by the Commission on July 24, 2024. On July 30, 2024, Maxim Group LLC notified the Company of their decision to further exercise the over-allotment option to purchase an additional 409,000 Class A ordinary shares of the Company, par value US$0.001 each, at a price of $4.75 per share. The closing for the sale of the Over-allotment Shares took place on August 1, 2024.

As disclosed in the IPO prospectus, we plan to use the net proceeds of our IPO as follows:

●	Approximately 50% for Acquisitions or strategic investments in complementary businesses or technologies;
●	Approximately 10% for continuing investment into research and development;
●	Approximately 40% for working capital and other general corporate purposes.

By December 31, 2024, our actual use of the net proceeds from IPO were approximately:

●	5.5% for strategic investments in complementary businesses or technologies;
●	2.0% for continuing investment into research and development;
●	The remainder are for working capital, hiring of research and development personnel, professional fees and other general corporate purposes (including cash reserve)

The variance from the initially intended allocation, particularly the lower deployment in acquisitions or strategic investments, was primarily due to the following:

●	Lack of suitable targets at mutually acceptable terms: The company is still exploring strategic acquisitions and investments in businesses with synergistic effects to the Company and at mutually acceptable terms.
●	Changing strategic priorities: Since the later part of 2024, the company is pivoting more towards investments in the development of AI (artificial intelligence) capabilities for the Company’s platform and solutions.
●	Timing of execution: Some strategic acquisitions and investments, as well as research and development activities are extended into 2025 and beyond.

ITEM 15. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

c. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC.

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Kwong Choong Kuen qualifies as an “audit committee financial expert”, and is independent for the purposes of the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. The Code of Business Conduct and Ethics is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the SEC and others. We have filed our Code of Business Conduct and Ethics as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2023 and 2024.

	2023	2024	2024
	HK$	HK$	US$
Audit Fees	649,439	207,359	151,778
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	649,639	207,359	151,778

Note: 2023 audit fees paid to the principal external independent registered public accounting firms were high due to the extensive scope as part of the IPO preparation, encompassing audits of 2021, 2022 and 2023 accounts, as well as the half-yearly reviews for the corresponding periods.

Audit Fees

Audit fees represent the aggregate fees billed for the audit of our annual financial statements, review of our interim financial statements, review of registration statements or services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

There were no other audit-related fees billed by the principal accountant during the last two fiscal years for assurance and related services that were reasonably related to the performance of the audit not reported under “Audit Fees” above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee of the Board of Directors on an annual basis reviews audit and non-audit services performed by the independent auditors. All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the auditors’ independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 22, 2024, the audit committee of the board of directors of Orangekloud Technology Inc. (the “Company”) approved the dismissal of Simon & Edward LLP (“Simon & Edward”). Simon & Edward was subsequently dismissed on December 30, 2024.

The Company engaged Simon & Edward LLP during the period from February 26, 2023 to December 30, 2024 (the “Engagement Period”). During the Engagement Period, Simon & Edward issued reports on the Company’s financial statements for the financial years ended December 31, 2021, 2022 and 2023, and reviews for the half-yearly financial statements for the six-months ended June 30, 2022, 2023 and 2024. Furthermore, during the Company’s two most recent fiscal years and through December 30, 2024, there have been no disagreements with Simon & Edward on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Simon & Edward’s satisfaction, would have caused Simon & Edward to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements.

For the Company’s two most recent fiscal years and the subsequent interim period through the date of Simon & Edward’s dismissal, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Simon & Edward with a copy of the above disclosure and requested that Simon & Edward furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Simon & Edward’s letter is filed as Exhibit 16.1 to this Form 6-K.

On November 22, 2024 the audit committee of the board of directors of the Company approved the engagement of Enrome LLP (“Enrome”) to serve as the independent registered public accounting firm of the Company for (i) an audit of the Company’s financial statements for the fiscal year ended December 31, 2024 and subsequent financial years; (ii) a review of the Company’s semi-annual financial statements for the six months ending June 30, 2025 and subsequent semi-annual financial statements; and (iii) other audit functions as are required by the Company. Enrome was subsequently engaged by the Company on December 30, 2024.

During the Company’s two most recent fiscal years and through December 30, 2024, neither the Company nor anyone acting on the Company’s behalf consulted Enrome with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted the “Statement of Policy Concerning Trading in Company Securities” governing the purchase, sale, and other dispositions of its securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any Nasdaq rules applicable to the Company upon its listing in July 2024.

ITEM 16K. CYBERSECURITY

The Company recognizes the importance of assessing, identifying and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy and security laws.

We maintain various cybersecurity measures and protocols to safeguard our systems and data and continuously monitor and assess potential threats to pre-emptively address any emerging cyber risks. We have implemented various processes for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. These processes include access controls to organizational systems, data encryption, and security awareness campaigns, and are designed to systematically evaluate potential vulnerabilities and cybersecurity threats and minimize their potential impact on our organization’s operations, assets, and stakeholders. Our cybersecurity risk management processes share common methodologies, reporting channels and governance processes with our broader risk management processes. By embedding cybersecurity risk management into and aligning it with our broader risk management processes, we aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

We engage third-party consultants and specialists to enhance the effectiveness of our cybersecurity processes, augment our internal capabilities, validate our controls, and stay abreast of evolving cybersecurity risks and best practices.

For the year ended December 31, 2024, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Responsibility for overseeing cybersecurity risks is integrated into our management team, which includes our directors and chief financial officer. We also utilize third-party service providers who are responsible for monitoring, detecting and assessing cybersecurity risks and incidents. These third-party service providers are also used for certain IT-related services, where appropriate, to assess, test or otherwise assist with aspects of our security controls. Accordingly, we also implement processes to oversee and identify material cybersecurity risks associated with our utilization of third-party service providers on whom we have a material dependency.

Our third-party service providers currently comprise IT professionals with expertise in risk management, cybersecurity, and information technology. These individuals have, and any future individuals are expected to have credentials relevant to their role, which includes prior experience working in similar roles and formal education. The third-party service providers are also expected to keep abreast of cybersecurity best practices and procedures. The third-party service providers are responsible for assessing, identifying and mitigating material cybersecurity risks, including at a strategic level, monitoring for, defending against and remediating cybersecurity incidents and implementing and making improvements to our overall cybersecurity strategy.

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by our management team, the third-party service providers and approved by our management. The board receives reports from our third-party service providers should any irregularities relating to cybersecurity noted.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1**	Second Amended and Restated Memorandum and Articles of Association of the Company filed on December 31, 2024

2.2**	Form of Underwriters’ Warrant (included in Annex V of Exhibit 1.1)*

8.1*	List of Subsidiaries

10.1*	Subscription Agreement with Evvo Labs Pte. Ltd. dated October 16, 2024

10.2*	Partnership Agreement with Electronics Industries Training Centre (ELITC) dated October 22, 2024

10.3**	2025 Equity Incentive plan (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K filed on December 31, 2024)

10.4**	Tenancy Renewal Agreement between K.H. GOH Holdings Pte Ltd. and MSC Consulting (S) Pte Ltd dated December 1, 2022*

10.5**	Tenancy Renewal Agreement between K.H. GOH Holdings Pte Ltd. and Orangekloud Pte Ltd dated December 1, 2022*

10.6**	Membership Agreement between Incompleteness Theorem Sdn Bhd and MSCI Consulting Sdn Bhd dated March 1, 2023*

10.7**	Shareholder’s Agreement relating to MSC Consulting (S) Pte. Ltd. dated August 17, 2018*

10.8**	Subscription Agreement between Hudson River Pte. Ltd., Goh Kian Hwa, Lung Lay Hua and MSC Consulting (S) Pte. Ltd. dated August 17, 2018*

10.9**	Form of Executive Officer Agreement, by and between Orangekloud Technology Inc. and its Executive Officer*

10.10**	Form of Independent Director Agreement, by and between Orangekloud Technology Inc. and its Independent Director*

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form F-1 (file no. 333-277162) filed on September 11, 2024)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Simon & Edward, LLP

97.1**	Clawback Policy (incorporated by reference to Exhibit 99.7 to the Company’s Form 6-K filed on July 30, 2024)

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2024, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Orangekloud Technology Inc.

Date: May 2, 2025	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

ORANGEKLOUD TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Orangekloud Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OrangeKloud Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2024.

Singapore

May 2, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Orangekloud Technology Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of OrangeKloud Technology Inc. and subsidiary (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operation and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

As described in Note 2 to the consolidated financial statements, the Company generates its revenue mainly from sales of packaged software solutions and providing professional services and support to its customers. The Company evaluates its various sales/service contracts and determines whether the products and services in a contract are considered distinct performance obligations that should be accounted for separately versus together, the reasonableness of contract price being allocated to each performance obligations based on its relative standalone selling price, and the timing when the control is transferred to its customers.

We identified the revenue recognition as a critical audit matter. Auditor judgement is involved in performing our audit procedures to evaluate the timing the Company transfers the control of the promised service to its customers in an amount of consideration to which the Company expects to be entitled to in exchange for the services per the contracts.

The primary procedures we performed to address this critical audit matter included:

●	We evaluated management’s significant accounting policies – revenue recognition related to these sales contracts and service contracts executed for reasonableness.

●	We selected sales contracts on a sample basis and performed the following procedures:

Obtained and read contract for each selection;

Tested management’s identification of performance obligation and allocation of contract consideration toward each performance obligation identified;

Assessed the reasonableness of the timing of revenue recognition and management conclusion toward principal vs. agent role assumed in the sales contracts;

Traced to the evidence the management uses to apply their accounting policies;

Evaluated the appropriateness of management’s application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions;

We tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

/s/ Simon & Edward, LLP

We have served as the Company’s auditor since 2023.

Rowland Heights, California

April 19, 2024

ORANGEKLOUD TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31
	2023	2024	2024
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	1,067,228	8,165,692	5,976,937
Accounts receivable, net	585,612	244,179	178,729
Contract assets, current	447,435	133,088	97,415
Amount due from related parties	429	-	-
Advance to suppliers	11,106	4,536,184	3,320,293
Other current assets	182,943	153,578	112,412
Total current assets	2,294,753	13,232,721	9,685,786

Non-current assets
Long-term investment	-	1,000,000	731,957
Intangible assets, net	1,613,890	1,753,805	1,283,710
Property and equipment, net	12,277	28,930	21,176
Right-of-use assets	123,881	-	-
Contract assets, non-current	15,128	3,158	2,312
Deposits	3,210	-	-
Deferred tax assets	161,000	-	-
Total non-current assets	1,929,386	2,785,893	2,039,155

TOTAL ASSETS	4,224,139	16,018,614	11,724,941

LIABILITIES
Current liabilities
Accounts payable	284,388	299,543	219,252
Accruals and other payables	367,380	518,716	379,678
Amount due to directors	196	207	152
Contract liabilities	597,116	1,138,202	833,115
Bank loans, current	245,625	256,915	188,051
Operating lease liabilities, current	123,881	-	-
Total current liabilities	1,618,586	2,213,583	1,620,248

Non-current liabilities
Contract liabilities, non-current	5,359	2,297	1,681
Bank loans, non-current	503,577	246,664	180,548
Total non-current liabilities	508,936	248,961	182,229

TOTAL LIABILITIES	2,127,522	2,462,544	1,802,477

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.001 par value, 50,000,000 shares authorized, 20,000,000 and 23,359,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively*	26,808	31,343	22,942
Additional paid in capital	3,106,525	23,144,114	16,940,502
Accumulated losses	(1,118,283)	(9,765,882)	(7,148,208)
Other reserves	16,667	16,667	12,200
Accumulated other comprehensive income	64,900	129,828	95,028
Total shareholders’ equity	2,096,617	13,556,070	9,922,464

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,224,139	16,018,614	11,724,941

(*)	The share numbers and amounts are presented on a retrospective basis, see Note 9.

The accompanying notes are an integral part of these consolidated financial statements.

ORANGEKLOUD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31
	2022	2023	2024	2024
	S$	S$	S$	US$
Revenue:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	2,401,757	2,129,993	1,525,686	1,116,737
- No-code platform and mobile application	479,987	201,632	324,217	237,313
Services and license support	4,270,348	3,757,971	2,192,871	1,605,088
Total revenue	7,152,092	6,089,596	4,042,774	2,959,138

Cost of revenue:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	(1,208,650)	(1,279,787)	(1,239,419)	(907,202)
- No-code platform and mobile application	(45,552)	(52,918)	(24,950)	(18,262)
Services and license support	(1,691,885)	(1,884,270)	(1,724,855)	(1,262,520)
Total cost of revenues	(2,946,087)	(3,216,975)	(2,989,224)	(2,187,984)

Gross profit	4,206,005	2,872,621	1,053,550	771,154

Operating expenses:
Selling and marketing expenses	(720,097)	(713,503)	(984,369)	(720,516)
General and administrative expense	(1,401,343)	(2,644,245)	(8,447,549)	(6,183,245)
Depreciation and amortization expenses	(227,302)	(288,766)	(277,951)	(203,448)
Research and development expenses	(49,079)	(576,556)	(30,621)	(22,413)
Total operating expenses	(2,397,821)	(4,223,070)	(9,740,490)	(7,129,622)

Income (loss) from operations	1,808,184	(1,350,449)	(8,686,940)	(6,358,468)

Other income (expenses):
Other income	201,850	100,288	266,158	194,816
Interest expenses	(17,268)	(36,616)	(34,902)	(25,547)
Other expenses	(4,879)	(20,916)	(22,611)	(16,550)
Total other income, net	179,703	42,756	208,645	152,719

Income (loss) before tax expense	1,987,887	(1,307,693)	(8,478,295)	(6,205,749)
Income tax expense	-	-	(169,304)	(123,923)
Net income (loss)	1,987,887	(1,307,693)	(8,647,599)	(6,329,672)

Other comprehensive income (loss):
Foreign currency translation, net of income tax	14,282	(37,247)	64,928	47,525
Total comprehensive income (loss)	2,002,169	(1,344,940)	(8,582,671)	(6,282,147)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted	0.10	(0.07)	(0.40)	(0.30)

Weighted average number of ordinary shares used in computing net income (loss) per share
Basic and diluted	20,000,000	20,000,000	21,402,346	21,402,346

The accompanying notes are an integral part of these consolidated financial statements.

ORANGEKLOUD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Retained earnings		Accumulated other	Total
	Shares Outstanding	Par value	paid-in capital	(Accumulated losses)	Other reserve	comprehensive income (loss)	Shareholders’ equity
		S$	S$	S$	S$	S$	S$
Balance as of January 1, 2022	20,000,000	26,808	3,106,525	(1,798,477)	16,667	10,420	1,361,943
Net income	-	-	-	1,987,887	-	-	1,987,887
Foreign currency translation	-	-	-	-	-	14,282	14,282
Balance as of December 31, 2022	20,000,000	26,808	3,106,525	189,410	16,667	24,702	3,364,112
Net loss	-	-	-	(1,307,693)	-	-	(1,307,693)
Foreign currency translation	-	-	-	-	-	40,198	40,198
Balance as of December 31, 2023	20,000,000	26,808	3,106,525	(1,118,283)	16,667	64,900	2,096,617
Sale of public units through public offering, net of offering cost	2,750,000	3,723	16,080,417	-	-	-	16,083,229
Issuance of over-allotment shares	409,000	549	2,608,758	-	-	-	2,609,307
Issuance of Maxim shares	200,000	263	1,348,414	-	-	-	1,348,677
Net loss	-	-	-	(8,647,599)	-	-	(8,647,599)
Foreign currency translation	-	-	-	-	-	64,928	64,928
Balance as of December 31, 2024	23,359,000	31,343	23,144,114	(9,765,882)	16,667	129,828	13,556,070
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2024	23,359,000	22,942	16,940,502	(7,148,208)	12,200	95,028	9,922,464

The accompanying notes are an integral part of these consolidated financial statements.

ORANGEKLOUD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31
	2022	2023	2024	2024
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,987,887	(1,307,693)	(8,647,599)	(6,329,672)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	227,302	288,766	277,951	203,448
Intangible assets written off	3,110	-	-	-
Principal payment of operating lease	(10,526)	(467)	-	-
Unrecognized deferred tax asset	-	-	161,000	117,845
Fees paid to Maxim for share issuance	-	-	1,348,677	987,174
Foreign currency translation	-	-	64,928	47,526
Change in operating assets and liabilities:
Account receivables	(1,184,176)	1,785,119	341,433	249,914
Contract assets	155,718	(436,852)	326,317	238,850
Other current assets and advance to suppliers	(8,145)	2,017	(4,495,713)	(3,290,670)
Deposits	-	22,425	3,210	2,350
Account payables	(160,432)	(32,823)	15,155	11,093
Accruals and other payables	86,020	62,660	151,336	110,771
Contract liabilities	208,777	(1,390,629)	538,024	393,811

Net cash provided by (used in) operating activities	1,305,535	(1,007,477)	(9,915,281)	(7,257,560)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(44,625)	(18,914)	(37,263)	(27,276)
Additions in intangible assets	(456,170)	(43,272)	(397,256)	(290,775)
Purchase of equity securitiy	-	-	(1,000,000)	(731,957)

Net cash used in investing activities	(500,795)	(62,186)	(1,434,519)	(1,050,008)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	(145,441)	(214,208)	(245,623)	(179,786)
Proceeds from borrowings	-	500,000	-	-
Dividend paid	(449,596)	-	-	-
Net movements in deferred offering expenses	-	(157,539)	-	-
Net movements in amounts due from related parties	104,402	(429)	429	314
Net movements in amounts due to directors	31,348	(31,365)	11	8
Proceeds from sale of public units through public offering	-	-	16,084,140	11,772,903
Proceeds from issuance of over-allotment shares			2,609,307	1,909,901

Net cash (used in) provided by from financing activities	(459,287)	96,459	18,448,264	13,503,340

Effects of exchange rate changes on cash, cash equivalents and restricted cash	14,282	40,198	-	-
Net changes in cash and cash equivalents	359,735	(933,006)	7,098,464	5,195,772
Cash and cash equivalents - beginning of year	1,640,499	2,000,234	1,067,228	781,165

Cash and cash equivalents - end of year	2,000,234	1,067,228	8,165,692	5,976,937

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	-	-	8,304	6,078

Cash paid for interest	17,268	36,616	34,902	25,547

SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING AND FINANCING ACTIVITIES:

Fees paid to Maxim with share issuance	-	-	1,348,677	987,174

The accompanying notes form an integral part of these consolidated financial statements.

ORANGEKLOUD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Organization and business overview

Orangekloud Technology Inc. is an investment holding company incorporated on May 12, 2023 under the laws of the Cayman Islands. The Company through its subsidiaries provide IT consultancy services and distribution of related products and services. The Company and its subsidiaries are collectively referred to as the “Company”.

The Company disrupt traditional enterprise application development, in particular for SMEs (i.e.: entities with an employment size of not more than 200 or with annual sales turnover of not more than $100 million), with integrated Agile and DevOps practices for mobile developers to build cross platform mobile application, faster, smarter and in a secure manner with a No-Code RMAD, adopting a PaaS model. The Company also offers ERPs predominately in Singapore.

With the RMAD platform, eMOBIQ®, organizations can rapidly and easily design, build and implement powerful, enterprise-grade custom applications with little or no coding required. The customers, in particular, the food manufacturing and food service industry, precision engineering, construction, retail, energy, and warehouse management sectors, have used applications built on the No-Code platform to including but not limited to launch new business lines, digitalize business processes and customer interfaces, and thus, providing an overall digital transformation within their respective business. With the platform, decision makers can reimagine their products, services, processes and customer interactions by removing much of the complexity and many of the challenges associated with traditional approaches to software development.

In implementing the eMOBIQ® platform for customer SMEs, the Company also complement this service with the digital transformation advisory and solutions to customers in developing their Digital Transformation Roadmap and ultimately implementing such software application solutions. The Company also provide custom mobile application solutions based on customers’ needs, which the Company build through the eMOBIQ® platform, allowing for rapid deployment. Such customers typically subscribeaeMOBIQ® user license to continue their operation of their custom eMOBIQ® mobile applications. Outside developers may also subscribe an eMOBIQ® developer license through a subscription model, in order to custom build their own mobile solution applications, or to develop custom mobile application solutions for their own customers (“End-Users”). In such cases, these End-Users will also require an eMOBIQ® user license in order to operate the custom mobile applications built on the eMOBIQ® platform.

Reorganization

The Company is headquartered in Singapore.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on October 4, 2023. The Reorganization involved the transfer of 100% of the equity interests in MSC Consulting (S) Pte Ltd and its wholly owned subsidiaries from its original shareholders to Orangekloud Technology Inc. Consequently, Orangekloud Technology Inc. became the ultimate holding company of all the entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

Initial public offering

On July 24, 2024, the Company entered into an underwriting agreement with Maxim Group LLC as underwriter named thereof, in connection with its initial public offering (the “IPO”) of 2,750,000 Class A ordinary shares, par value US$0.001 per share at a price of $4.75 per share. On July 30, 2024, Maxim Group LLC notified the Company of their decision to further exercise the over-allotment option to purchase an additional 409,000 Class A ordinary shares of the Company, par value US$0.001 each, at a price of $4.75 per share. The closing for the sale of the Over-allotment Shares took place on August 1, 2024.

1	Organization and business overview (continued)

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Orangekloud Technology Inc.	12 May 2023	100%	Cayman Island	Investment holding
Enterprise Software Investment Inc.	12 May 2023	100%	British Virgin Islands	Investment holding
MSC Consulting (S) Pte. Ltd.	16 June 2003	100%	Singapore	Information technology consultancy
Orangekloud Pte. Ltd.	8 August 2015	100%	Singapore	Software provider
Orangekloud Investments Pte. Ltd.	8 November 2018	100%	Singapore	Dormant
Orangekloud, Inc.	15 March 2017	100%	The state of California	Dormant
Orangekloud Technology Sdn. Bhd.	16 May 2006	100%	Malaysia	Information technology consulting solution

2 Summary of significant accounting policies

This summary of significant accounting policies is presented to assist in understanding the Company’s consolidated financial statements and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. Significant inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to, professional service revenue estimated for various projects, the useful lives and impairment of long-lived assets, and collectability of accounts receivable and other current assets. Actual results may differ from these estimates.

2	Summary of significant accounting policies (continued)

Cash and cash equivalents

Cash and cash equivalents primarily consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in Singapore.

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients that meet the revenue recognition criteria. These accounts receivables are recorded net of any allowance for credit losses, do not bear interest, and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, prepaid rent and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2023 and 2024, management believes that the Company’s other current assets are not impaired.

Long-term investment

The Company carries equity investment without readily determinable fair values at cost and recognizes income as any dividends declared from distribution of investee’s earnings.

The Company reviews the equity investment without readily determinable fair values for impairment whenever events or changes in circumstances indicate that the carrying value may no longer recoverable. An impairment loss is recognized in earnings equal to the difference between the investment’s carrying amount and its fair value at the balance sheet date of the reporting period for which the assessment is made in accordance with ASC topic 321. Investments - Equity Securities.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets as follows:

Property and equipment	lesser of lease term or expected useful life
Software	1 year
Furniture & fixtures	3 years
Office equipment	1 to 5 years
Leasehold improvement	Shorter of the lease term or 5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statement of income. Expenditures for maintenance and repairs are charged to expense as incurred, while additions renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

2	Summary of significant accounting policies (continued)

Intangible assets, net

The useful life of the intangible assets is assessed to be finite. Amortization is computed using the straight-line method over the estimated useful life as follows:

Software cost	10 years
Patent	20 years

The software cost is primarily attributable to No-Code Rapid Mobile App Development (RMAD) platform which allows mobile and non-mobile developers to build mobile applications with simple drag-and-drop. The software cost pertains to payroll and payroll-related costs for employee’s time spent on software projects, and fees paid to third parties for development. Costs incurred in relation to individual projects are capitalized only when the future economic benefit of the project is probable and the following main conditions are met: (i) the development cost can be measure reliably, (ii) the technological feasibility of the product has been established and (iii) therefore it is the intention of management to complete the intangible asset and sell it.

Patents are patents of service management, eMOBIQ® trademark, OK365® and TableQR® wordmarks.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2023 and 2024, no impairment of long-lived assets was observed and recognized.

Fair value measurements

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in pricing the asset or liability. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1	- observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- other inputs that are directly or indirectly observable in the marketplace.
Level 3	- unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash and cash equivalents, accounts receivable, other current assets, contract assets and liabilities, accounts payable, other payables to related parties, contract liabilities, and accruals and other payables approximate their fair values because of their generally short maturities.

2	Summary of significant accounting policies (continued)

Fair value measurements

The fair value of bank loans payable had been determined based on the variable nature of the interest rates and the proximity to the issuance date. The following table presents the fair value and carrying value of the Company’s long-term investment and bank loans as of December 31, 2023 and 2024:

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Liabilities – December 31, 2023 (S$)
Bank loans	$-	$749,202	$-	$828,366

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Assets – December 31, 2024 (S$)
Long-term investment (a)	$-	$-	$1,000,000	$1,000,000

Liabilities – December 31, 2024 (S$)
Bank loans	-	503,579	$-	547,842

Assets – December 31, 2024 (US$)
Long-term investment (a)	-	-	731,957	731,957

Liabilities – December 31, 2024 (US$)
Bank loans	$-	$368,599	$-	$400,997

(a)

On or around October 18, 2024, Orangekloud Technology Inc. (“ORKT” or the “Company”) announced the signing of an Investment Agreement with Evvo Labs Pte. Ltd (“Evvo Labs”), an established Cybersecurity company in Singapore, to invest S$1,000,000 for a 3.23% shareholding stake in Evvo Labs. The strategic investment would enable ORKT to leverage Evvo Labs’ cybersecurity capabilities to elevate ORKT’s offerings of digital transformation solutions, benefitting the Company’s end-user enterprise customers. Around November 11, 2024, 20,588 ordinary shares of Evvo Labs, representing approximately 3.23% of the total shareholding of Evvo Labs, were issued to Orangekloud Investments Pte Ltd.

This investment is classified as a financial asset. Due to the lack of quoted market prices and limited observable inputs, the investment is carried at cost, which management believes approximates its fair value as of December 31, 2024 (Level 3 inputs). Management will reassess the fair value at each reporting period based on available information.

There is no transfer between the levels for the years ended December 31, 2023 and 2024.

Revenue recognition

The Company accounts for its revenue under ASC Topic 606, Revenue from Contracts with Customers. The five-step model defined by ASC Topic 606 requires the Company to:

(1) identify its contracts with customers;

(2) identify its performance obligations under those contracts;

(3) determine the transaction prices of those contracts;

(4) allocate the transaction prices to its performance obligations in those contracts; and

(5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised services are transferred to the client in an amount that reflects the consideration expected in exchange for those services.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

The Company generates revenue from the following streams:

(1) Sales of Packaged software solutions

The Company enters into packaged software solution contracts with brand-named software and IT product/service providers for consideration that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

Certain contracts may include the Company’s performance obligations to arrange the IT products/service to be provided by the brand-named providers. The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis:

(i)	the Company is primarily responsible for arranging the promise to provide the specified products or services;
(ii)	the Company has inventory risk before the specified products/services have been transferred to a customer or after transfer of control to the customer; and
(iii)	the Company has discretion in establishing the price for the specified products or services delivered.

2	Summary of significant accounting policies (continued)

Revenue recognition (continued)

In these arrangements, as the company assumes the principle role in these transactions, revenue is recognized in the amount of the gross fee associated with them being a principle. These arrangements primarily relate to the sale of third party software and services and the Company is in charge of providing services for the coordination, holding, delivery and aftersales services of the software, and thereby assuming the inventory risk and has the full discretion in setting the prices for their these products and services.

Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require judgment. The Company allocates the transaction price to each performance obligation in a contract based on its relative standalone selling price, or SSP. The SSP is the observable price at which the Company sells the product or service separately.

Products sold are without a right of return and consequently no sales returns allowance is considered necessary.

Packaged software solutions we contracted to sale include:

(a)	Third party licenses and services

Revenue generated from third party licenses sold are recognized upon transfer of control of licenses at point in time in an amount that reflects the consideration the Company expects to receive in exchange for the licenses. Third party licenses include third party licenses and products, and subscription of third-party hosting services.

In respect of third-party hosting services revenue, Microsoft Corporation (“Microsoft”) provides the hosting services when customers access their cloud offerings. The Company will bill and collect in advance from customers before purchase through Microsoft portal at fixed subscription term at annual basis. Microsoft will generate Admin ID, password, and Tenant ID based on the end customer’s name to register licenses for customer to access the portal for resource creation, then the control of license is considered transferred to customer. The Company does not have any other obligation during the remaining term. The third-party hosting services revenue is non-refundable based on Microsoft’s policy.

(b)	Subscription of No-code platform and mobile application

(a)	No-code platform and mobile application

The annual subscription revenue generated from our No-Code platform (eMOBIQ®, OK365®) are non-refundable while customer and Project Manager will sign off on “GO LIVE” document for our own project customers or acceptance of invoice for third party resellers or subscribers as evidence of right to access our platform. The subscription revenue is recognized over time of subscription.

(2)	Professional services and support revenue

(a)	Professional service revenue

Our professional service is primarily designed to modify or customize digital transformation solutions for our customers, among others, consultation, application development and deployment assistance and training related to our customers.

Professional services are billed under fixed-fee arrangements. Each project is assigned a total man-day and each task is allocated a specific number of man days split by specific tasks. Revenue is recognized based on the proportion of number of assigned man-days against the total allocated man days.

(b)	Support income

Support fee is from support post implementation of software projects. Revenue is recognized ratably over the contractual support period.

2	Summary of significant accounting policies (continued)

Contract Assets and contract liabilities

The contract assets primarily relate to the Company’s rights to bill for work completed but not billed at the reporting date. The contract assets are transferred to receivables until subsequent billing phase. The contract liabilities primarily relate to advance billing to customers based on the contract, for which project task has yet completed.

Segments

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by CODM, or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operation results by the revenue of different services. Based on management’s assessment of their business operation and main product lines, the Company has determined that it has two operating segments based on product offered as defined by ASC 280 as follow.

1.	Sales of Packaged software solutions
2.	Sales of No-code platform and mobile application

Packaged software solutions

Organizations historically rely on packaged software and custom software solutions for their operations and business automation. The packaged software solutions segment acknowledges this reliance and aims to provide solutions to address unique business operating models and requirements, offering competitive advantages. It recognizes that standardized frameworks often necessitate organizations to conform their individual processes, needs, and systems of record.

No-code platform and mobile application

This segment focuses on providing a rapid development environment through a No-Code platform. The eMOBIQ® platform enables organizations to speed up their enterprise application development cycle by offering an intuitive and visual interface that requires no coding. The platform includes easy-to-use navigation tools and drag-and-drop application building components, facilitating the design process and enabling the launch of business applications in a faster and more productive manner. Additionally, it allows professional and citizen developers to utilize the platform, import custom plugins, and integrate with various ERP systems.

Concentrations and credit risk

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, a depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed their credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivables are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of December 31, 2022, 2023 and 2024, the Company’s assets were located in Singapore and the Company’s revenue was principally derived from the operation in Singapore.

2	Summary of significant accounting policies (continued)

Concentrations and credit risk (continued)

For the year ended December 31, 2023, customer B and customer C accounted for 4% and 11% of the Company’s total revenue and 15% and 0% of the total accounts receivable as of December 31, 2023, respectively. For the year ended December 31, 2024, customer A and customer D each accounted for 6% of the Company’s total revenue, and 6% and 5% of the Company’s total accounts receivable as of December 31, 2024, respectively.

For the year ended December 31, 2023, Microsoft Regional Sales Pte Ltd. and Ingram Micro Asia Marketplace Pte Ltd. accounted for 19% and 6% of the Company’s total purchases, and 59% and 20% of the accounts payable as of December 31, 2023, respectively.   For the year ended December 31, 2024, Microsoft Regional Sales Pte Ltd. and Ingram Micro Asia Marketplace Pte Ltd. accounted for 40% and 37% of the Company’s total purchases, and 47% and 12% of the accounts payable as of December 31, 2024, respectively.

Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

i)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

ii)	Short-term compensated absences

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Related parties

The Company follows ASC 850 Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Foreign currency

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar, United State Dollars and Malaysia Ringgit.

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the years ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$ 0.7320 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

2	Summary of significant accounting policies (continued)

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carryforwards that can be utilized to offset future taxable income.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. A valuation allowance is established, when necessary, to reduce net deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of FASB ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2022, 2023 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of Ordinary Share outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into Ordinary Share. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years end December 31, 2023 and 2024.

Recent Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses”. The standard, including subsequently issued amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11), requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for public business entities eligible to be smaller reporting companies defined by the SEC to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted the updates as of January 1, 2023, with no material impact on the Company’s consolidated financial statements.

Recent Issued Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards. As result of the election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

2	Summary of significant accounting policies (continued)

Recent Accounting Pronouncements (continued)

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which amends and enhances the disclosure requirements for reportable segments. All disclosure requirements under this standard will also be required for public entities with a single reportable segment. This new standard became effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard in the fourth quarter of 2024, which did not have a material impact on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company does not expect a material impact from the adoption of this guidance on its consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. This ASU is effective for annual periods in fiscal years beginning after December 15, 2026, and interim periods thereafter. Early adoption is permitted. The ASU applies on a prospective basis for periods beginning after the effective date. However, retrospective application to any or all prior periods presented is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3 Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December, 31
	2023	2024	2024
	S$	S$	US$

Accounts receivable	870,154	564,772	413,389
Less: allowance for credit losses	(284,542)	(320,593)	(234,660)
	585,612	244,179	178,729

3	Accounts receivable, net (continued)

Movements of allowance for doubtful accounts are as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD

Allowance for credit losses, beginning of the year	143,426	284,542	208,273
Addition	141,116	36,051	26,387
Allowance for credit losses, ending of the year	284,542	320,593	234,660

4 Contract assets and contract liabilities

Contract assets:

	As of December, 31
	2023	2024	2024
	S$	S$	US$

Balance - beginning of the year	25,711	462,563	338,576
Increase resulting from satisfaction of performance obligations	1,879,609	1,514,420	1,108,491
Less: progress billings	(1,442,757)	(1,840,737)	(1,347,340)

Balance - end of the year	462,563	136,246	99,727

Contract liabilities:

	As of December, 31
	2023	2024	2024
	S$	S$	US$

Balance - beginning of the year	1,993,104	602,475	440,986
Advances from customers	1,308,152	1,871,053	1,369,531
Revenue recognized during the year	(2,698,781)	(1,333,029)	(975,721)

Balance - end of the year	602,475	1,140,499	834,796

4	Contract assets and contract liabilities (continued)

As of December 31, 2024, the aggregate amount of transaction price allocated to unsatisfied performance obligations related to the Company’s revenue is S$1,140,499 (US$834,796). The Company expects to recognize revenue upon the service provided and the performance obligations are satisfied during the following time frame:

	2025	2026	Total
Remaining performance obligations (S$)
Packaged subscription, license, software and hardware for solution
- Third party licenses (a)	450,420	-	450,420
- Subscription of No-Code platform and mobile application (b)	151,812	-	151,812
Services and license support (c)	471,170	67,097	538,267
	1,073,402	67,097	1,140,499
Remaining performance obligations (US$)
Packaged subscription, license, software and hardware for solution
- Third party licenses (a)	329,688	-	329,688
- Subscription of No-Code platform and mobile application (b)	111,120	-	111,120
Services and license support (c)	344,876	49,112	393,988
	785,684	49,112	834,796

(a)	Advances from customers but packaged subscription, license, software or hardware for solution have not delivered to customer yet as of December 31, 2024.
(b)	The remaining subscription period of No-Code platform and mobile application sold as of December 31, 2024.
(c)	The remaining performance obligations for professional services or support pursuant to services or support contracts has yet been rendered pursuant to the ongoing projects.

5 Long-term investment

Orangekloud Investments Pte Ltd Invested S$1,000,000 for 20,588 new ordinary shares issued November 11, 2024, representing a 3.23% equity interest of Evvo Labs Pte Ltd, a cybersecurity company in Singapore, which was accounted for at fair value. This strategic investment would enable the Company to leverage Evvo Labs’ cybersecurity capabilities to elevate ORKT’s offerings of digital transformation solutions, benefitting the Company’s end-user enterprise customers.

6 Intangible assets

Intangible assets include patent and eMOBIQ®, a computer software platform that is not an integral part of a computer-controlled machine. The intangible assets are initially capitalized at cost which includes the purchase price (net of any discounts and rebates) and other directly attributable cost of preparing the asset for its intended use. Direct expenditure which enhances or extends the performance of the intangible assets beyond its specifications and which can be reliably measured, is added to the original cost of the intangible assets. Costs associated with maintaining the intangible assets are recognized as an expense when incurred. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

	As of December, 31
	2023	2024	2024
	S$	S$	US$

Patent	48,453	79,793	58,405
Software cost	2,460,121	2,826,038	2,068,539

Total	2,508,574	2,905,831	2,126,944
Less: accumulated amortization	(894,684)	(1,152,026)	(843,234)

Net book value	1,613,890	1,753,805	1,283,710

Amortization expenses for the years ended December 31, 2023 and 2024 were S$245,062 and S$257,342 (US$188,363), respectively.

7 Leases

The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The Company has one office premise lease agreement with lease terms ranging for two years, respectively. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

As of December 31, 2024, there’s no non-cancellable lease contracts.

(a)	Amount recognized in the consolidated balance sheet:

	As of December, 31
	2023	2024	2024
	S$	S$	US$

Right-of-use assets	123,881	-	-

Lease liabilities
Current	123,881	-	-
	123,881	-	-

7 Leases (continued)

(b)	A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	As of December, 31
	2023	2024	2024
	S$	S$	US$

Amortization of right-of-use assets	128,973	123,881	90,676

Interest of lease liabilities	8,770	2,811	2,057

Lease Commitment

There’s no future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2024.

The following summarizes other supplemental information about the Company’s lease as of December 31, 2024:

As of December 31, 2024
Weighted average discount rate	4.51%
Weighted average remaining lease term	-

8 Accruals and other payables

	As of December, 31
	2023	2024	2024
	S$	S$	US$

Accruals for staff related costs	360,982	457,286	334,714
Other payables	6,398	61,430	44,964

Total	367,380	518,716	379,678

9 Equity

Ordinary shares

The Company was incorporated under the laws of the Cayman Islands on 12 May 2023. The original authorized share capital of the Company was US$50,000 divided into 50,000,000 ordinary shares of par value US$0.001 each, comprising (a) 35,000,000 Class A ordinary shares of par value US$0.001 each and (b) 15,000,000 Class B ordinary shares of par value US$0.001 each.

A reorganization of the Company’s legal structure (the “Reorganization”) was completed on October 4, 2023. The Reorganization involved the transfer of 100% of the equity interests in MSC Consulting (S) Pte Ltd and its wholly owned subsidiaries from its original shareholders to Orangekloud Technology Inc. Consequently, Orangekloud Technology Inc. became the ultimate holding company of all the entities mentioned above.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period eliminating the effects of intra-entity transactions.

On July 24, 2024, the Company entered into an underwriting agreement with Maxim Group LLC as underwriter named thereof, in connection with its IPO of 2,750,000 Class A ordinary shares, par value US$0.001 per share at a price of $4.75 per share. On July 30, 2024, Maxim Group LLC notified the Company of their decision to further exercise the over-allotment option to purchase an additional 409,000 Class A ordinary shares of the Company, par value US$0.001 each, at a price of $4.75 per share. The closing for the sale of the Over-allotment Shares took place on August 1, 2024.

On October 7, 2024, 200,000 Class A ordinary shares of the Company, par value US$0.001 each, were issued to Maxim Partners LLC as compensation for the provision of general advisory and investment banking services to the Company.

10 Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2023 and 2024:

Name of related parties	Relationship with the Company
AE Computer Systems Pte Ltd	100% owned by the founder and Director, Goh Kian Hwa until September 30, 2022
Foodopa Technologies Pte Ltd	100% owned by Goh Kian Hwa’s son, Goh Song Han
K.H. Goh Holdings Pte Ltd	100% owned by the founders and Directors: Goh Kian Hwa (50%) and Lung Lay Hua (50%)
Vertical Software Asia Pte Ltd	100% owned by the founders and Directors: Goh Kian Hwa (50%) and Lung Lay Hua (50%)
Xenturion Technology Pte Ltd	90% owned by the founder and Director: Goh Kian Hwa
Goh Kian Hwa	Shareholder, Founder and Director
Lung Lay Hua	Shareholder, Founder and Director
Chew Kim Chwee	Shareholder, director of pre-sales of MSC Consulting

Due to related parties

The Company rented the office from K.H. Goh Holdings Pte Ltd, for S$138,210, S$138,210 and S$138,210 (US$101,164) for the years ended December 31, 2022, 2023 and 2024, respectively.

The Company paid director fees and director’s remuneration to Ms. Lung Lay Hua amounting to S$256,294, S$238,758 and S$241,600 (US$176,841) for the years ended December 31, 2022, 2023 and 2024, respectively. The interest free, unsecured, and due on demand balance due to Ms.Lung was S$196 and S$207 (US$152).

The Company paid director fees and director’s remuneration to Mr. Goh Kian Hwa amounting to S$256,294 and S$237,873 and S$241,600 (US$176,841) for the years ended December 31, 2022, 2023 and 2024, respectively.

10 Related party transactions and balances (continued)

The Company paid director fees and director’s remuneration to Mr. Chew Kim Chwee amounting to S$141,103, S$117,151 and S$120,000 (US$87,835) for the year ended December 31, 2022, 2023 and 2024, respectively.

11 Bank loans

The Company has a five-year S$750,000 fixed rate bank loan which expires in December 2025. The bank loan which carries interest of 3% per annum is secured by personal guarantee of two of the Company directors. As of December 31, 2023 and 2024, the carrying amount of the bank loan was S$313,544 and S$161,719 (US$118,371), respectively.

On March 23, 2023, the Company has another five-year S$500,000 fixed rate bank loan which expires in March 2028. The bank loan which carries interest of 7% per annum is secured by personal guarantee of two of the Company directors. As of December 31, 2023 and 2024, the carrying amount of the bank loan was S$435,658 and S$386,123 (US$282,626).

Interest expenses for the years ended December 31, 2023 and 2024 are S$36,616 and S$34,902 (US$25,547), respectively.

The maturities schedule is as follows:

	Amount	Amount
Years ended December 31,	S$	US$
2025	256,915	188,051
2026	104,862	76,755
2027	112,443	82,303
2028	29,359	21,490

Total	503,579	368,599
Less: current portion	(256,915)	(188,051)

Long-term portion	246,664	180,548

12 Segmental reporting

We realize revenue primarily through the sale of package software solutions and no-code platform and mobile applications and related service provided. The Company managed and reviewed its business through two operating and reporting segments based on the products/service offered in accordance with ASC 280.

12	Segmental reporting (continued)

The following tables present summary information by segment for the years ended December 31,2023 and 2024, respectively:

	Year Ended December 31, 2023
	Packaged software solutions	No-code platform and mobile application	Corporate Governance	Total
	S$	S$	S$	S$
Revenue	4,263,078	1,826,518	-	6,089,596
Cost of revenues	(2,754,393)	(462,582)	-	(3,216,975)

Gross profit	1,508,685	1,363,936	-	2,872,621
Loss from operation	(112,819)	(137,956)	(1,099,674)	(1,350,449)
Other income	18,979	23,777	-	42,756
Net loss	(93,840)	(114,179)	(1,099,674)	(1,307,693)

Total reportable assets	2,488,088	1,736,051	-	4,224,139

	Year Ended December 31, 2024
	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total
	S$	S$	S$	S$	$	$	$	$
Revenue	3,267,891	774,883	-	4,042,774	2,391,957	567,181	-	2,959,138
Cost of revenue	(2,655,675)	(333,549)	-	(2,989,224)	(1,943,840)	(244,144)	-	(2,187,984)

Gross profits	612,216	441,334	-	1,053,550	448,117	323,037	-	771,154

Loss from operation	(1,431,609)	(1,097,510)	(6,157,821)	(8,686,940)	(1,047,876)	(803,330)	(4,507,262)	(6,358,468)
Other income	79,214	34,940	94,491	208,645	57,981	25,575	69,163	152,719

Loss before tax expense	(1,352,395)	(1,062,570)	(6,063,330)	(8,478,295)	(989,895)	(777,755)	(4,438,099)	(6,205,749)

Income tax expense	(161,000)	(8,304)	-	(169,304)	(117,845)	(6,078)	-	(123,923)

Net loss	(1,513,395)	(1,070,874)	(6,063,330)	(8,647,599)	(1,107,740)	(783,833)	(4,438,099)	(6,329,672)

Total reportable assets	951,369	3,010,728	12,056,517	16,018,614	696,362	2,203,724	8,824,855	11,724,941

The Company sells to one geographical location which is Singapore.

13 Income taxes

Caymans and BVIs

The Company and its subsidiaries are domiciled in the Cayman Island and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company do not accrue for income taxes.

Singapore

MSC Consulting (S) Pte. Ltd. is incorporated in Singapore and are subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

13	Income taxes (continued)

Malaysia

MSCI Consulting Sdn. Bhd., the subsidiary, is subject to Malaysia Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the subsidiary fulfilled conditions where it has paid-up capital of MYR 2.5 million or less, and gross income from business operations is not more than MYR 50 million, the tax rate is 17% on the first MYR 600,000 and 24% on amount exceeding MYR 600,000. The subsidiary has no operating profit or tax liabilities for the year ended December 31, 2023. The subsidiary had operating profit of S$12,405 (US$9,080) but no tax liabilities for the year ended December 31, 2024, after offsetting of unutilized trade losses brought forward.

California

Orangekloud, Inc., the subsidiary, is considered California tax resident enterprises under California tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under California tax laws and accounting standards at a statutory tax rate of 8.84% (2023: 8.84%). The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2023 and 2024.

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,
	2023	2024	2024
	S$	S$	US$
Income tax expense (benefit) is comprised of the following:
Current	(46,242)	8,304	6,078
Deferred	46,242	161,000	117,845

Total income tax expenses	-	169,304	123,923

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Year Ended December 31,
	2023	2024	2024
	S$	S$	S$
Income (loss) before tax	(1,307,693)	(8,478,295)	(6,205,749)

Singapore income tax rate	(17.0)%	(17.0)%	(17.0)%
Reconciling items:
Non-deductible expenses	0.6%	0.5%	0.5%
Income not subject to tax	(0.9)%	0.0%	0.0%
Effect on different tax rate in different countries	14.3%	12.4%	12.4%
Under provision of current taxation in respect of prior year	3.5%	0.1%	0.1%
Others	(0.5)%	6.0%	6.0%

Effective tax rate	0.0%	2.0%	2.0%

13	Income taxes (continued)

Deferred tax

Significant components of deferred tax were as follows:

	As of December, 31
	2023	2024	2024
	S$	S$	US$

Net operating loss carried forward	2,348,731	-	-

Deferred tax assets, gross	399,284	-	-
Valuation allowance	(238,284)	-	-

Deferred tax assets, net of valuation allowance	161,000	-	-

Deferred tax assets are recognized in the consolidated financial statements only to the extent that it is probable that future taxable profits will be available against which the Company can utilize the benefits. The use of these tax losses is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislations of the respective countries in which the group companies operate.

14 Other income

	As of December, 31
	2022	2023	2024	2024
	S$	S$	S$	US$

Government grant
-Job support scheme	111,218	63,190	69,500	50,871
-others	34,277	-	-	-
Interest income	-	-	143,695	105,179
Others	56,355	37,098	52,963	38,766
	201,850	100,288	266,158	194,816

15 Commitment and Contingencies

As of December 31, 2023 and 2024, the Company did not have any capital commitments.

16 Subsequent events

The Company has assessed all subsequent events through May 2, 2025, which is the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

On or around February 26, 2025, the Company signed a term sheet with Ayrton Capital LLC for a Convertible Note transaction, subject to the signing of further definitive agreements.

