Form 20-F
period 2025-12-31
ORANGEKLOUD TECHNOLOGY INC.
filed 2026-04-30
CIK 1979407

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

70 Bendemeer Road

#04-04 Luzerne

Singapore, 339940

(Address of principal executive offices)

Goh Kian Hwa

Tel: +65 6317 2050

Email: alex.goh@msc-consulting.com.sg

70 Bendemeer Road

#04-04 Luzerne

Singapore, 339940

(Name, Telephone, E-mail and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value US$0.004	ORKT	The Nasdaq Capital Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Warrants, each to purchase one ordinary share

Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The registrant had 5,839,770 ordinary shares issued and outstanding as of December 31, 2025. As of the date of this Annual Report, the registrant had 5,022,202 Class A ordinary shares and 817,568 Class B ordinary shares issued and outstanding.

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

Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shutdowns and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

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

DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, the following definitions are used in this Annual Report:

“Audit Committee”	:	The audit committee of our Board of Directors.

“Board” or “Board of Directors”	:	The board of Directors of our Company.

“Class A Ordinary Shares”	:	Class A ordinary shares in the capital of the Company of US$0.004 nominal or par value each designated as Class A ordinary shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Class B Ordinary Shares”	:	Class B ordinary shares in the capital of the Company of US$0.004 nominal or par value each designated as Class B ordinary shares, and having the rights provided for in the articles of association of the Company, as amended or substituted from time to time.

“Companies Act”	:	The Cayman Islands Companies Act, as amended, supplemented or modified from time to time.

“Company”	:	Orangekloud Technology Inc.

“Compensation Committee”	:	The compensation committee of our Board of Directors.

“COVID-19”	:	Coronavirus disease 2019.

“Directors”	:	The directors of our Company.

“eMOBIQ AI”	:	eMOBIQ AI Pte. Ltd

“Executive Officers”	:	The executive officers of our Company. See section titled “Management.”

“Fiscal Year” or “FY”	:	Financial year ended or, as the case may be, ending December 31.

“Fiscal Six Months Period” or “Six Month Period Ended”	:	Financial six months period ended or, as the case may be, ending June 30.

“GAAP”	:	Accounting principles generally accepted in the United States of America

“Group”	:	Our Company and our subsidiaries.

“GST”	:	Goods and Services Tax.

“IPO”		The initial public offering of 2,750,000 Class A Ordinary Shares of the Company, par value $0.001 per share at a price of $4.75 per share. The Company’s Registration Statement on Form F-1 (File No. 333-277162) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 20, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on July 24, 2024. On July 24, 2024, the Company issued a press release announcing the pricing of the IPO, and on July 26, 2024, the Company issued a press release announcing the closing of the IPO.

“Listing”	:	The listing and quotation of our Class A Ordinary Shares on Nasdaq.

“Major Shareholder”	:	A person who has an interest or interests (whether by record or beneficial ownership) in one or more voting shares (excluding treasury shares) in our Company, and the total votes attached to that share, or those shares, is not less than 5.0% of the total votes attached to all the voting shares (excluding treasury shares) in our Company.

“MSC Consulting”	:	MSC Consulting (S) Pte. Ltd.

“MSCI Consulting”	:	MSCI Consulting Sdn. Bhd. (now known as Orangekloud Technology Sdn. Bhd.)

“Nasdaq”	:	The Nasdaq Stock Market LLC.

“Nasdaq Listing Rules”	:	The Nasdaq rules governing listed companies.

“Nominating and Corporate Governance Committee”	:	The nominating and corporate governance committee of our Board of Directors.

“Orangekloud Investments”		Orangekloud Investments Pte. Ltd (formerly known as Orangekloud Reskilling Centre Pte. Ltd)

“Orangekloud Malaysia”		Orangekloud Technology Sdn. Bhd. (formerly known as MSCI Consulting Sdn. Bhd.)

“Orangekloud Reskilling”	:	Orangekloud Reskilling Centre Pte. Ltd (now known as Orangekloud Investments Pte. Ltd)

“Orangekloud Singapore”	:	Orangekloud Pte. Ltd

“Orangekloud USA”	:	Orangekloud, Inc.

“RM”	:	Malaysian ringgit, the lawful currency of Malaysia.

“Share(s)” or “Ordinary Share(s)	:	Class A Ordinary Share(s) and Class B Ordinary Share(s),

“Shareholders”	:	Registered holders of Shares.

“sq. m.”		Square meters.

“S$”		Singapore dollars, the lawful currency of the Republic of Singapore.

“US$” or “$”		U.S. dollars and cents respectively, the lawful currency of the U.S.

“YA”	:	Year of assessment.

“%” or “per cent.”		Per centum.

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

Summary of Key Risks

Risks Relating to Our Business

■	Our Group does not have a long operating history as an integrated group.

■	We have experienced losses in the past, and we may not achieve or sustain profitability in the future.

■	Our historical financial and operating results are not a guarantee of our future performance.

■	Any adverse material changes to the Singapore market (whether localized or resulting from global economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease (such as COVID-19), could have a material adverse effect on our business, results of operations and financial condition.

■	We currently face significant competition.

■	Changes to the government grant rules and processing cycle may have an impact on the timings of our project implementation and customers’ willingness to embark on the digital transformation projects, and could materially and adversely affect our business, results of operations and financial condition.

■	We are dependent on our relations with key suppliers.

■	We collect, process, store, share, disclose and use limited personal information and other data, and our actual or perceived failure to protect such information or data could damage our reputation and brand and materially and adversely affect our business, results of operations and financial condition.

■	Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solution.

■	Misappropriation or infringement of our intellectual property and proprietary rights, enforcement actions to protect our intellectual property and claims from third parties relating to intellectual property could materially and adversely affect our business, results of operations and financial condition.

■	We cannot assure you that we will be able to continue to successfully develop and launch new products, services or grow our complementary product or service offerings.

■	Our business is dependent on keeping pace with advances in technology. If we are unable to keep pace with advances in technology, consumers may stop using our services and our revenues will decrease. If we are required to invest substantial amounts in technology, our business, results of operations and financial condition may be materially and adversely affected.

■	Our insurance coverage may not cover all our damages and losses.

■	We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

■	Our future strategic acquisitions, investments and partnerships could pose various risks, increase our leverage, dilute existing shareholders and significantly impact our ability to expand our overall profitability.

■	Our ability to operate effectively could be impaired if we fail to attract and retain our key employees.

■	Industry consolidation may give our competitors advantage over us, which could result in a loss of customers and/or a reduction of our revenue.

■	Negative publicity relating to our Group or our Directors, Executive Officers or Major Shareholders may materially and adversely affect our reputation and Class A Ordinary Share price.

■	We may be exposed to liabilities under applicable anti-corruption laws and any determination that we violated these laws could have a materially adverse effect on our business.

■	Armed conflicts and military hostilities may present risks to our operations and investments.

■	Any trade wars or increases in tariff rates may adversely affect the regional economy, as well as dampen business sentiment and the willingness of companies to invest in technology and systems.

Risks Related to Our Class A Ordinary Shares

■	An active trading market for our Class A Ordinary Shares may not develop and could affect the trading price of our Class A Ordinary Shares.

■	Our share price may fluctuate significantly in the future and you may lose all or part of your investment, and litigation may be brought against us.

■	Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

■	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

■	We may have conflicts of interest with our Major Shareholders and, because of our Major Shareholders’ controlling ownership interest in our Company, we may not be able to resolve such conflicts on terms favorable to us.

■	Our Class A Ordinary Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

■	We may require additional funding in the form of equity or debt for our future growth which will cause dilution in Shareholders’ equity interest.

■	Investors may not be able to participate in future issues or certain other equity issues of our Class A Ordinary Shares.

■	We have no immediate plans to pay dividends.

■	If we fail to maintain applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

■	We will incur significant expenses and devote other significant resources and management time as a result of being a public company, which may negatively impact our financial performance and could cause our results of operations and financial condition to suffer.

■	If we fail to maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to timely produce accurate financial statements or comply with applicable regulations could be impaired.

■	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

■	We qualify as a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

■	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

■	Our status as a foreign private issuer under the Nasdaq rules will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq corporate governance listing standards applicable to a U.S. domestic Nasdaq listed company.

■	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the Class A Ordinary Shares to significant adverse United States income tax consequences.

■	We may regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business

■	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

■	Investors may have difficulty enforcing judgments against us, our directors and management.

■	The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the United States.

■	The future sales of Class A Ordinary Shares by existing shareholders may adversely affect the market price of our Class A Ordinary Shares.

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

During the fiscal years ended December 31, 2025 and December 31, 2024, substantially all of our revenue was derived from our operations in Singapore. Any adverse circumstances affecting the Singapore market, such as an economic recession, epidemic outbreak or natural disaster or other adverse incident, may adversely affect our business, financial condition, results of operations and prospects. Any downturn in the industry in which we operate resulting in the postponement, delay or cancellation of contracts and delay in recovery of receivables is likely to have an adverse impact on our business and profitability.

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

Our revenue and profitability may be materially impacted if COVID-19 (or any health epidemic or virus outbreak) affects or continues to affect the overall economic and market conditions in Singapore for a prolonged period of time. Such an economic slowdown and/or negative business sentiment could potentially have an adverse impact on our business and operations. Our revenue for the fiscal years ended December 31, 2025 and 2024 were S$5.7 million (approximately $4.4 million) and S$4.0 million  , respectively. Many COVID-19 restrictions have been eased in Singapore and the remaining measures include mandatory mask wearing only in healthcare settings. However, because of the uncertainties surrounding the COVID-19 pandemic and the potential for COVID-19 regulations and restrictions to be reintroduced by local authorities in the event of a significant resurgence of COVID-19 infections our operations for the fiscal year 2025 may still be adversely impacted by the COVID-19 pandemic and there is no guarantee that our total revenues for the fiscal year 2025 will grow or remain at a similar level compared to the fiscal year 2024. If these disruptions are for a prolonged period of time, or if there are further outbreaks of infectious diseases, these may have a material adverse effect on our Group’s business, financial condition, results of operations, and prospects.

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

We primarily compete with Low-Code development platforms sold by companies such as Outsystems Inc., Mendix Technology B.V., Appian, SAP Build (formerly AppGyver  ), Thunkable and Bubble Group, Inc. Further, we also offer professional services for enterprise solution, there are software companies that offer commercial, off-the-shelf ERP solutions as well as custom software solutions that compete with us. In addition, large software and internet companies may seek to enter our primary markets. Some of our actual and potential competitors have advantages over us, such as longer operating histories, more established relationships with current or potential customers and commercial partners, significantly greater financial, technical, marketing or other resources, stronger brand recognition, larger intellectual property portfolios and broader global distribution and presence. Such competitors may make their solutions available at a low cost or no cost basis in order to enhance their overall relationships with current or potential customers. Our competitors may also be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies and new market entrants, we expect competition to intensify in the future. In addition, some of our larger competitors have substantially broader offerings and can bundle competing products with other software offerings. As a result, customers may choose a bundled offering from our competitors, even if individual products have more limited functionality than our platform. These larger competitors are also often in a better position to withstand any significant reduction in capital spending and will therefore not be as susceptible to economic downturns.

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

We depend on key suppliers to obtain a number of our products, with Microsoft Regional Sales Pte Ltd. accounting for approximately 40% and approximately 21% of the Company’s total purchases for the years ended December 31, 2024 and 2025, as well as approximately 47% and approximately 75%   of the accounts payable as of December 31, 2024 and 2025. Microsoft Regional Sales Pte Ltd. is a significant principal and supplier of software licenses for our provision of digital transformation solutions to the customers. Discontinuation of supply by Microsoft Regional Sales Pte Ltd. may have an adverse impact to our Packaged Software Solutions business, although there is no reason for us to expect such an event in the foreseeable future. Ingram Micro Asia Marketplace Pte Ltd. accounted for 37% and 13% of the Company’s total purchases for the years ended December 31, 2024 and 2025, as well as approximately 12% and approximately 12% of the accounts payable as of December 31, 2024 and 2025. Ingram Micro Asia Marketplace Pte Ltd. is a distributor of computer-related products. Besides buying from Ingram Micro Asia Marketplace Pte Ltd., we can and have purchased the same products from the other suppliers. We are also constantly enriching our offering of digital transformation solutions with our own mobility platform and solutions, as well as other software principals and suppliers, to mitigate the risk of over-reliance on any single supplier.

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

The Low-Code/ No-Code markets are characterized by rapid technological change, changes in user and customer requirements, frequent new service and product introductions embodying new technologies, and the emergence of new industry standards and practices – including the use of artificial intelligence - that could render our products, services, and technologies obsolete. These market characteristics are intensified by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. If we are unable to adapt to changing technologies, our business, results of operations and financial condition may be materially and adversely affected.

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

Acquisitions involve inherent risks, such as those relating to increased leverage and debt service requirements and post-acquisition integration challenges, which could have a material and adverse effect on our results of operations and/or cash flow and could strain our human resources. We may be unable to successfully implement effective cost controls or achieve expected synergies as a result of a future acquisition. Acquisitions may result in our assumption of unexpected liabilities and the diversion of management’s attention from the operation of our business. Acquisitions may also result in our having greater exposure to the industry risks of the businesses underlying the acquisition. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the actions of our investees or partners, which could decrease the amount of benefits we realize from a particular relationship. We are also exposed to the risk that our partners in strategic investments and infrastructure may encounter financial difficulties that could lead to a disruption of investee or partnership activities, or an impairment of assets acquired, which could adversely affect future reported results of operations and shareholders’ equity. Acquisitions may subject us to new or different regulations or tax consequences which could have an adverse effect on our operations.

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

Armed conflicts and military hostilities may present risks to our operations and investments.

Armed conflicts and military hostilities — including but not limited to the conflicts in Ukraine, Lebanon and the Middle East (including Iran) — could materially and adversely affect our operations, investments, financial condition and results by disrupting supply chains and facilities, causing market, credit and liquidity volatility, triggering sanctions or trade restrictions, driving energy and commodity price spikes, and increasing cyber, insurance, personnel and travel risks; such events may also lead to asset impairments, legal and regulatory exposure, reputational harm and higher costs, the severity of which will depend on the scope, duration and governmental and market responses to the hostilities. We cannot predict the progress or outcome of these situations. Prolonged unrest, intensified military activities, or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, results of operations, financial condition, liquidity and business outlook.

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

We have a dual class ordinary share structure. Our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A and Class B Ordinary Shares will have the same rights, including dividend rights, except that holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to one hundred votes per share, and Class B Ordinary Shares may be converted into the same number of Class A Ordinary Shares by the holders thereof at any time, while Class A Ordinary Shares cannot be converted into Class B Ordinary Shares under any circumstances. Upon the transfer of any Class B Ordinary Share by a holder thereof to any person other than certain permitted transferees or a change in beneficiary owner of such Class B Ordinary Shares, such Class B Ordinary Share will be automatically and immediately converted into one Class A Ordinary Share.

As of the date of this report, Mr. Goh Kian Hwa, and Ms. Lung Lay Hua continue to beneficially own all of our Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 14.0% of our total issued and outstanding share capital and 94.21% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this report, our directors, officers and principal shareholders hold in aggregate 66.66% or more of our Class A Ordinary Shares and Class B Ordinary Shares representing 97.75%   of our total voting power in the aggregate. We are not considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company, these shareholders, however, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default certain of our agreements.

Our ordinary shares are currently traded on the Nasdaq Capital Market. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per Class A Ordinary Shares. The closing bid price of our Class A Ordinary Shares fell below $1.00 per share for 30 consecutive trading days from December 15, 2025 to January 28, 2026, so we were not in compliance with Nasdaq’s rules for listing standards. Although we have since regained compliance, there can be no assurance we will continue to meet the minimum bid price requirements or any other requirements in the future, in which case our ordinary shares could be delisted.

In the event that our ordinary shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our ordinary shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the OTC. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our ordinary shares and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our ordinary shares to decline further. In addition, our ability to raise additional capital may be severely impacted, which may negatively affect our plans and the results of our operations.

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

 If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

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

Our corporate affairs are governed by the memorandum and articles of association, and by the Cayman Islands Companies Act (Revised) and common law of the Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and the articles of association. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our Shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our Company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our shareholders have adopted a third amended and restated memorandum and articles of association dated September 16, 2025, which is currently effective. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our Shareholders, but are not obliged to make them available to our Shareholders unless required by the Companies Act of the Cayman Islands or other applicable law or authorized by the directors or by ordinary resolution. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Orangekloud, Inc. (“Orangekloud USA”) was incorporated on March 15, 2017, a California corporation. Orangekloud USA has been dormant during the years ended December 31, 2024 and 2025. Orangekloud USA is currently dormant as at the date of this report.

Orangekloud Technology Sdn. Bhd. (“Orangekloud Malaysia”, formerly known as MSCI Consulting Sdn. Bhd.) was incorporated on May 16, 2006 as a private company limited by shares under the laws of Malaysia. Orangekloud Malaysia engages in the operations of support arm for the Singapore business units.

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

eMOBIQ AI Pte. Ltd (“eMOBIQ AI”) was incorporated on July 24, 2025 as a private company limited by shares under the laws of Singapore. eMOBIQ AI was set up with the intention of handling the licensing and subscription of the eMOBIQ AI platform and solutions at a later stage. As of the date of this Report, eMOBIQ AI has not commenced business operations.

Reorganization

On October 4, 2023, the Company consummated a reorganization (the “Reorganization”), pursuant to which the Company now holds 100% of the shares in Enterprise Software Investment Inc, and Enterprise Software Investment Inc. now holds 100% of the shares in MSC Consulting. The purpose of the Reorganization was to effect the Group’s internal restructuring for the Listing, following which the shareholders of MSC Consulting became shareholders of the Company. MSC Consulting holds 100% of the shares in both Orangekloud Singapore and Orangekloud Reskilling, while Orangekloud Singapore holds 100% of the shares in both Orangekloud, Inc. and MSCI Consulting.

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

Following the consummation of the Reorganization, Goh Kian Hwa and Lung Lay Hua, who prior to the Reorganization held 48.43% and 48.95% respectively, of the shares and voting powers of MSC Consulting, each held 7,485,494 Class B Ordinary Shares, representing 37.43% of the total Ordinary Shares, or 48.38% of the voting power of the Company. Tan Kevin Patrick So, who prior to the Reorganization held 0% of MSC Consulting, now holds 600,000 Class A Ordinary Shares representing 3% of the total Ordinary Shares, or 0.39% of the voting power of the Company.

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

Following the consummation of the IPO, the exercise of over-allotment option by Maxim Group, Goh Kian Hwa and Lung Lay Hua, each held 7,485,494 Class B Ordinary Shares, representing 32.32% of the total Ordinary Shares, or 47.41% of the voting power of the Company. Tan Kevin Patrick So, held 600,000 Class A Ordinary Shares representing 2.59% of the total Ordinary Shares, or 0.38% of the voting power of the Company. BDA Capital Holding Inc, wholly owned by Goh Song Han, holds 980,000 Class A Ordinary Shares in the Company, or 4.23% shareholding of the Company.

Share Issuance after IPO

On October 7, 2024, 200,000 Class A ordinary shares of the Company, par value US$0.001 each, were issued to Maxim Partners LLC as compensation for the provision of general advisory and investment banking services to the Company.

Reverse Stock Split

On September 29, 2025, the Company’s 1-for-4 reverse stock split became effective. Following this, the Company’s total number of Ordinary Shares outstanding became 5,839,770   (with the rounding up of some fractional shares following the reverse split), comprising 2,087,022 Class A Ordinary Shares and 3,742,748 Class B Ordinary Shares. Goh Kian Hwa and Lung Lay Hua each held 1,871,374 Class B Ordinary Shares, representing 32.045% of the total Ordinary Shares and 49.72%   of the voting power of the Company. Tan Kevin Patrick So held 150,000 Class A Ordinary Shares, representing 2.57% of the total Ordinary Shares and 0.04% of the voting power of the Company.

Capitalization of Intercompany Debt

In December 2025, MSC Consulting’s debt of S$5,300,000 (equivalent to US$4,061,000) owing to Orangekloud Technology Inc. (ORKT) was novated to Enterprise Software Investment Inc. (ESI). Following the novation, ESI became the creditor of MSC Consulting for the S$5,300,000, and ESI owed a corresponding amount of US$4,061,000 to ORKT. Subsequently, MSC Consulting issued 5,300,000 ordinary shares at S$1.00 each to ESI in full settlement of the debt. At the same time, ORKT subscribed for 20,305 ordinary shares of ESI for US$4,061,000, thereby settling ESI’s obligation to ORKT. Upon completion of the capitalization exercise, ORKT continued to hold 100% of ESI, and ESI continued to hold 100% of MSC Consulting. The share capital of ESI and MSC Consulting was strengthened by the above amounts, with no change in consolidated ownership.

Share Conversion

On March 9, 2026, Goh Kian Hwa and Lung Lay Hua each converted 1,462,590 Class B Ordinary Shares to Class A Ordinary Shares. Following the conversion, Goh Kian Hwa and Lung Lay Hua each held 408,784 Class B Ordinary Shares and 1,462,590 Class A Ordinary Shares, representing 32.045% of the total Ordinary Shares and 48.79% of the voting power of the Company.

Controlled Company

As of the date of this report, our directors, officers and principal shareholders hold in aggregate 66.66% or more of our Ordinary Shares representing 97.75%   of our total voting power in the aggregate. Although we will not be considered a “controlled company” under Nasdaq corporate governance rules as we do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of our IPO, the abovementioned shareholders, if they act together, will be able to control the management and affairs of our Company.

B. Business overview

We are a holding company incorporated in the Cayman Islands with operations conducted by our Singapore and Malaysia subsidiaries, and are headquartered in Singapore. Through our operating subsidiaries in predominantly Singapore, we position our Group as an AI-powered No-Code software development platform provider specializing in hyper-automation solutions for Small and Medium Enterprises (SMEs).

As a holding company incorporated in the Cayman Islands with no material operations, we conduct our operations in Singapore and Malaysia through our operating subsidiaries: MSC Consulting primarily engages in the operations of consulting, customizing, implementing, sales and after-sales support for Microsoft Dynamics Enterprise Resource Planning System. Orangekloud Singapore primarily engages in the operations of no-code platform and mobile application technology and distributions, and has since 2024 invested significantly in the development of Artificial Intelligence (AI) capabilities of its platform and solutions, culminating in a strategic enhancement in 2025 toward AI-driven hyper-automation. Orangekloud Malaysia Consulting engages in the operations of support arm for Singapore business units. The Company also has a holding company subsidiary, Enterprise Software Investment Inc., while the subsidiaries Orangekloud USA and Orangekloud Investments (as defined hereunder in this report) are currently dormant and an investment holding company, respectively.

Our digital transformation projects include the sales and consulting of Microsoft Dynamics ERP software licenses, as well as various steps in the project implementation, including solution architecture consultancy, business process re-mapping, system customization and customer support. We are also a certified Independent Software Vendor (“ISV”), providing our solutions for both Microsoft Dynamics 365 Business Central and Acumatica Cloud ERP.

In 2025, we undertook a strategic enhancement to position ourselves as a specialized provider of AI and Hyper-Automation solutions for SMEs. We empower SMEs by integrating AI capabilities into their everyday business operations, driving efficiency, reducing manual tasks, and enabling intelligent decision-making at scale. Building on our historical foundation as a No-Code platform provider, the Company now focuses on delivering AI-driven digital transformation projects, including consulting and implementation for integration with Microsoft Dynamics ERP software and our ISV solutions for Microsoft and Acumatica ERP. Through our AI-enhanced Rapid Mobile Application Development (“RMAD”) platform, eMOBIQ®, and our web portal solution, OK365, the Company enables SMEs to develop intelligent enterprise mobile and web applications, integrate ERP systems, and achieve end-to-end automation. These initiatives align with Singapore’s “SME Go Digital”1 program and national AI innovation priorities, while strengthening the Company’s positioning as an AI-first automation partner for SMEs.

Our RMAD platform, eMOBIQ®, provides a No-Code development environment enhanced with AI Agent technology that focuses on enterprise mobile and web application solutions with easy-to-use navigation tools, drag-and-drop application building components, and seamless integration to various ERP systems and portals. The 2025 architectural upgrade allows applications built on eMOBIQ® to not merely display data but actively “reason” and execute tasks through embedded AI capabilities. This significant enhancement allows us to rapidly develop intelligent custom application solutions for customers, as well as enable customers who subscribe to our eMOBIQ® platform to build AI-powered applications without requiring deep technical expertise in artificial intelligence or machine learning.

Specialized AI Solutions for Vertical Industries

In late 2025, the Company worked towards expanding its portfolio with specialized AI solutions designed to address industry-specific workflows in high-volume transaction sectors. As of the date of this report, the Company has launched the AI WhatsApp Sales Ordering Solution for food manufacturing and wholesale businesses, which leverages natural language processing to convert unstructured chat messages into structured ERP-integrated sales orders, reducing errors and accelerating order cycles. The Company also deepened its integration within the Microsoft ecosystem, deploying generative AI assistants through Microsoft Copilot and building hyper-automation flows with Power Platform and Power Automate to streamline sales, finance, and operations. Enhanced by AI Agent capabilities within the eMOBIQ® platform, the Company enables SMEs across industries such as food service, precision engineering, construction, retail, energy, and warehouse management to rapidly develop intelligent mobile and web applications, optimize inventory through predictive analytics, and deliver personalized customer experiences at scale.

Singapore Government Support for AI Innovation and Adoption

The Singapore government has made AI and automation strategic national priorities, creating a comprehensive support framework that directly benefits the Company and its SME customers. Under the National AI Strategy 2.0, expanded in 2025, initiatives such as AI Singapore provide research funding, talent development, and industry partnerships, which have accelerated the development of AI Agent capabilities in our eMOBIQ® platform. SMEs adopting our solutions also benefit from grants and tax incentives, including the Enterprise Development Grant, Productivity Solutions Grant, and enhanced R&D and innovation deductions, as well as new SME tax savings on AI solutions announced in Budget 2026. In addition, the Infocomm Media Development Authority’s SME Go Digital program prioritizes AI adoption through sector-specific Industry Digital Plans, Start Digital initiatives, and Advanced Digital Solutions funding. Collectively, these measures significantly reduce the cost of AI adoption, strengthen ROI for SMEs, and align our offerings with Singapore’s national strategy to drive productivity and competitiveness through widespread AI deployment.

Gen AI and Digital Leaders Program

As of the date of this report, MSC Consulting has been approved by the Singapore Infocomm Media Development Authority (“IMDA”) as a Gen AI x Digital Leaders provider under the SMEs Go Digital Program, representing formal government recognition of our capabilities in delivering AI-powered digital transformation solutions to Singapore’s SME sector. Through this designation, our eMOBIQ AI-enhanced platform and AI WhatsApp Sales Ordering Solution are pre-qualified for grant funding support, enabling SMEs to adopt our solutions with expedited approval processes and enhanced financial incentives. The Digital Leaders recognition further endorses our ability to deliver AI automation solutions, while IMDA’s network assists to refer SMEs to approved providers, creating a government-facilitated pipeline that complements our direct sales efforts. This partnership aligns with our strategic enhancement toward AI-driven automation and provides both validation of our capability and commercial advantages through funding access and customer referrals.

1 https://www.imda.gov.sg/how-we-can-help/smes-go-digital

Industry overview

Digital Transformation and AI Adoption. SME digital transformation in Singapore has evolved from basic digitization to intelligent automation. Surveys by the Infocomm Media Development Authority (IMDA) show that recommended digital solutions have delivered significant efficiency gains, with 85% of SMEs reporting time savings and 75% noting reduced reliance on manual labor. By 2025, market expectations shifted decisively toward AI-first solutions, driven by labor market pressures, national productivity targets, competitive dynamics, and the maturity of technologies such as large language models and generative AI. Updated Industry Digital Plans now emphasize AI and automation as priority technologies, supported by government grants such as the Enterprise Development Grant (EDG) and Productivity Solutions Grant (PSG). 3

Challenges for AI Transformation. Despite clear imperatives, SMEs face barriers including complexity in technology selection, limited implementation resources and know-how, uncertain ROI, and fragmented data readiness. These challenges make AI adoption difficult without accessible platforms and government support.

Challenges for Traditional Digital Transformation. SMEs also continue to struggle with packaged software limitations and the drawbacks of customized solutions, which often result in high costs, long deployment timelines, ongoing maintenance burdens, and siloed systems. Scarcity of developer resources further compounds these issues.

Low-Code/No-Code Market Opportunity. Low-Code/No-Code platforms have emerged as a solution, enabling faster, simpler, and more cost-effective application development. Market research projects strong growth, with Gartner forecasting that 70% of new enterprise applications will be built using low-code/no-code technologies by 2025. Microsoft anticipates that 90% of the 500 million apps created over the next five years will be designed on such platforms.

AI Integration with Low-Code/No-Code. By 2025, leading platforms have evolved into AI-enhanced environments, incorporating AI Agents, natural language interfaces, and intelligent automation. This convergence addresses both application development and AI implementation challenges, accelerating SME adoption of sophisticated AI solutions without requiring specialized expertise.

Geographic Market Dynamics. Asia-Pacific is expected to be the fastest-growing low-code/no-code market, driven by government digitalization initiatives, smartphone penetration, and IT sector expansion. Singapore’s position as a regional technology hub, combined with strong government incentives and IMDA partnership frameworks, creates favorable conditions for rapid AI automation adoption among SMEs.

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

Our opportunities

We believe we have a significant market opportunity in helping organizations streamline their operations and achieve intelligent automation by leveraging on our AI-enhanced No-Code eMOBIQ® platform:

●

AI-First Market Positioning. The 2025 market landscape presents a significant opportunity for platforms that bridge the AI implementation gap for SMEs. While large enterprises can deploy custom AI solutions, SMEs require accessible, pre-configured capabilities. Our eMOBIQ® platform, with integrated AI Agents, delivers enterprise-grade automation without specialized expertise.

Constraints of Traditional Application Development Models. Traditional mobile application development is costly, time-consuming, and dependent on scarce developer resources. In contrast, our AI-enhanced RMAD platform empowers both professional and citizen developers to build sophisticated applications quickly and cost-effectively, reducing reliance on external developers and lowering total cost of ownership.

Market Demand for AI-Enhanced Low-Code/No-Code Technologies. Global demand for low-code/no-code platforms is expanding rapidly, with forecasts projecting strong growth through 2030. Gartner reports that a majority of custom applications are now built outside IT departments, often by non-technical users. By embedding AI capabilities, our platform enables business leaders to create intelligent applications, broadening our addressable market beyond traditional IT buyers.

Government Support Acceleration. Singapore’s comprehensive support framework—including grants, SME tax savings on AI solutions, IMDA Digital Leaders approval, and government referrals—reduces adoption barriers and strengthens ROI for SMEs. These measures de-risk customer investment decisions and provide predictable growth conditions for our platform.

●	WhatsApp Commerce Opportunity. The launch of our AI WhatsApp Sales Ordering Solution validates a major opportunity in conversational commerce. With WhatsApp’s global penetration, particularly in APAC, our solution formalizes existing B2B ordering behavior in food distribution and extends to other high-volume transaction industries such as pharmaceuticals, building materials, and consumer goods

●	End-to-end solution. Our eMOBIQ® platform supports integration from front-end processing to back-end systems, enabling enterprise solutions such as field service applications. AI enhancements allow autonomous decision-making in areas like routing, predictive maintenance, and resource allocation, further strengthening customer digital transformation outcomes.

●	Microsoft & Acumatica Partner Network Leverage. Strong partnerships with Microsoft and Acumatica, combined with seamless integration connectors, allow us to tap into their extensive partner and customer ecosystems. As these vendors expand AI capabilities within their platforms, our AI-enhanced eMOBIQ® solution complements and extends their offerings to mobile and custom application scenarios.

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

8 Gartner Research (2021). Risk and Opportunity Index: Low-Code Application Platforms.

Our competitive strengths

We believe our main competitive strengths are as follows:

●	AI-Enhanced No-Code Platform. Our in-house RMAD platform, eMOBIQ®, provides an AI-enhanced No-Code environment for enterprise mobile and web applications. The 2025 upgrade introduced autonomous AI Agents capable of reasoning, predictive analytics, and automated decision-making, enabling SMEs to deploy intelligent automation without data science teams. With drag-and-drop tools and intuitive interfaces, both professional and citizen developers can rapidly build custom applications that streamline operations at lower cost.

Microsoft Ecosystem Deep Integration. As a Microsoft Gold Partner with ISV certification for Dynamics 365 Business Central, we deliver deep integration that competitors cannot easily replicate. Pre-built connectors, Copilot deployment expertise, and Power Platform automation flows allow SMEs to maximize existing Microsoft investments while achieving hyper-automation across sales, finance, and operations.

Cross Mobile Platform Compatibility. Applications built on eMOBIQ® can be deployed across iOS, Android, and web platforms from a single codebase, with access to native device functionalities such as camera, NFC, and GPS. This broad compatibility ensures flexibility and scalability for customers across diverse environments.

●	Comprehensive AI-Driven Digital Transformation Solutions. We provide end-to-end digital transformation solutions by combining ERP implementations with AI-enhanced enterprise mobile applications developed on eMOBIQ®. These tailored solutions embed intelligent automation that continuously optimizes business processes and operational efficiency.

●	Government-Validated Solution Provider. Our approval as an IMDA Gen AI and Digital Leaders vendor under the SMEs Go Digital Program provides strong competitive differentiation. Government endorsement reduces customer risk perception, pre-qualified grant status accelerates adoption, and IMDA referrals generate qualified leads, advantages that are difficult for competitors to replicate.

●	Integration with major ERP Vendor with eMOBIQ® Connector. eMOBIQ® offers ready-built connectors to Microsoft Dynamics, Acumatica, and SAP Business One, enabling seamless integration with critical business data and reducing the need for custom development.

●	Experienced management team. Our management team combines deep industry domain knowledge with AI expertise developed through partnerships with AI Singapore and internal capability building. This ensures we can guide SMEs through both digital transformation and AI adoption journeys with comprehensive support.

Our business strategies

Our business strategies and future plans are as follows:

●	Continue to Innovate with Focus on AI-Enhanced eMOBIQ Platform. We will continue investing in research and development to strengthen our eMOBIQ® platform and expand AI-driven features. The 2025 integration of AI Agents marked a major milestone, with future priorities including advanced multi-step workflow automation, generative AI for application creation, predictive analytics modules, and expanded conversational AI capabilities. Ongoing upgrades and collaborations with partners on emerging technologies such as large language models, voice-directed development, and blockchain will further enhance platform functionality and adoption.

●	Marketing Campaign Focused on AI Value Proposition. We plan to grow eMOBIQ® license revenues through targeted campaigns emphasizing our AI-first positioning and measurable ROI. Marketing will highlight productivity gains, government tax savings and grant support, IMDA endorsement, and real-world case studies. With SMEs expected to grow software adoption at a CAGR of 24% through 2030, we see significant opportunity to expand our customer base across industries including food manufacturing, logistics, retail, construction, energy, and warehouse management.[9]

9 Grand View Research (2022). Global Low-Code Development Platform Market Size, Share & Trends Analysis Report by Application Type (Web-based, Mobile-based), by Deployment Type (Cloud, On-Premise), by Organization Size, by End-use, by Region, and Segment Forecasts, 2022-2030. ID: 5626296

●	Expand Digital Transformation Business Beyond Singapore and Malaysia. Over time, we intend to expand globally through direct sales, channel partnerships, and potential mergers and acquisitions, leveraging Microsoft Dynamics, Acumatica, and Zebra Technologies partner networks. Geographic priorities include Hong Kong, Australia, UAE, and select European markets with strong SME sectors, high labor costs, and government digital transformation incentives. We also intend to broaden ISV offerings to ERPs such as Sage, SAP Business One HANA, and Epicor.

●	Grow revenue from key industry verticals. We will continue enhancing vertical solutions through eMOBIQ®, focusing on food manufacturing and distribution, logistics and warehouse management, retail, and construction. Planned AI solutions include demand forecasting, production scheduling, route optimization, predictive maintenance, intelligent inventory management, and project scheduling automation.

●	Growing market presence through universities, software development houses and community. We are working with universities in Malaysia and Indonesia to expand adoption of eMOBIQ among students, creating a pipeline of platform-experienced developers. Community versions of the platform will further build awareness and advocacy. Partnerships with software development houses and consulting firms will extend customer coverage and solution delivery capabilities.

●	Expand strategic partnerships. We aim to broaden our partner base across Microsoft partners, system integrators, industry-specific vendors, and consulting firms. These partnerships will accelerate project delivery, add mobile and AI capabilities to existing practices, and generate referrals from organizations advising SMEs on digital transformation strategies.

Our products and services

At present, we provide consultation and implementation of AI-enabled digital transformation solutions to SMEs and large enterprises with a focus on the Singapore market.

Packaged Software Solutions

We offer digital transformation solutions to SMEs in Singapore through implementations of Enterprise Resource Planning (“ERP”) systems coupled with our AI-enhanced Enterprise Mobile Application solutions developed using our eMOBIQ® platform. Our SME customers traditionally become aware of our products and services through seminars or webinars to potential customers, as well as through referrals by existing or previous customers, and increasingly through IMDA advisor referrals. Our sales and marketing team also performs telemarketing to target customers focused on specific industries.

Our digital transformation projects include sales and consulting of Microsoft Dynamics ERP software licenses, as well as various steps in project implementation, including solution architecture consultancy, business process re-mapping, system customization and customer support, now enhanced with AI-powered automation capabilities.

Solution Architecture Consultancy

According to a 2021 SME survey by Infocomm Media Development Authority, digital solutions recommended by Industry Digital Plans (“IDP”) brought about improvement in overall efficiency in work processes, with around 85 percent of respondents observing time savings and 75 percent sharing that manpower-efficient digital solutions enabled them to be less dependent on manual labour.

By 2025, our consultancy approach has evolved to incorporate AI readiness assessment and intelligent automation roadmapping. Our information technology team provides on-site consultancy for customers, reviewing business needs and existing infrastructure and providing guidance on possible solutions that leverage AI capabilities to achieve maximum productivity gains. After initial consultation, our sales team provides quotations on suggested solution packages based on initial review, including projected ROI from AI automation components.

Business Process Remapping

The final design is presented to customers. Upon customers deciding on suggested solution approaches and agreeing to quotations, our information technology team implements remapping of business processes, installing packaged ERP systems such as Microsoft Dynamics 365 Business Central enhanced with AI-powered automation workflows. These systems provide digital backbones to Customers’ new ERP systems while embedded AI capabilities continuously optimize processes based on actual usage patterns.

System Customization

Our deep experience in the ERP industry enables us to anticipate SME customer needs as industries embrace mobile technology to replace traditional hardcopy processes with on-site mobile applications. In addition to standardized mobile versions of Microsoft Dynamics 365 Business Central, we deliver customized solutions through our AI-enhanced eMOBIQ® platform. The integration of AI Agents allows applications to handle sophisticated workflows that previously required extensive coding, including intelligent form processing, predictive data validation, automated workflow routing, and natural language search. These capabilities streamline operations, reduce errors, and improve efficiency, while making advanced automation accessible to SMEs without specialized technical expertise.

Customer Support

Customer onboarding process includes training and mentoring sessions conducted by our technical support team. Our customer support team comprises trained technical experts, developers and consultants who attend to support issues raised by customers and partners. We follow the sun support model to address customer support needs regardless of geographical locations or current time.

eMOBIQ® Platform

Organizations traditionally rely on packaged or custom software to automate business processes. Packaged software may lack flexibility for unique use cases, while custom software development is often time-consuming and resource-intensive.

Our Rapid Mobile Application Development (“RMAD”) platform, eMOBIQ®, was upgraded in 2025 to incorporate agentic AI capability, transforming it into an AI-powered application development and automation platform, enabling SMEs and enterprises to build intelligent applications.

The platform provides a no-code environment with tools and seamless integration with backend ERP systems, including Microsoft Dynamics, Acumatica, and SAP Business One. Applications developed on eMOBIQ® can incorporate embedded AI capabilities such as predictive data entry, anomaly detection, workflow optimization, natural language summarization, and decision-support within defined parameters.

We offer both application development services and subscription-based access to the platform. Customers and third-party developers can build and deploy AI-enabled applications without requiring specialized programming and AI expertise.

Our target customers include SMEs, large enterprises, ERP vendors, and third-party software developers. We also provide digital transformation advisory and AI adoption roadmap services to support customer implementation.

10 https://www.imda.gov.sg/how-we-can-help/smes-go-digital/industry-digital-plans

The following graphic illustrates our development workflow:

The following graphic illustrates our platform overview:

Platform Overview

AI-powered product development, governance, app building, and extensibility

Overview
Progress
Business Analyst
Tech Lead
Project Manager
UI Agent
Engineer
QA Analyst
Output

Workflow Orchestration

AI-driven orchestration across the full product lifecycle

Implementation approach
Use Case Diagram
Tech Lead
Revision

Human-in-the-Loop Review

Expert review, feedback, and governance at every step

Complex Subscriptions with simple portal
Create Account
Join to manage your subscriptions and features
First Name
Last Name
Email Address
Password
Organization Name

Application Builder

Build and customize apps with an intuitive AI-powered editor

Plugins
Plugin Marketplace

Plugin Marketplace

Extend capabilities with a robust ecosystem of plugins

The eMOBIQ® AI platform enables rapid development of intelligent applications through an AI-enhanced no-code environment.

Key AI capabilities include:

●	AI-assisted application design using natural language inputs

●	Intelligent recommendations for UI components, data fields, and workflows

●	Automated testing, debugging, and performance optimization

●	Continuous learning from user behavior to improve application performance

These capabilities significantly reduce development time, cost, and reliance on specialized developers. Customers may also export source code, providing flexibility and mitigating vendor lock-in concerns.

The global low-code or no-code development platform market is expected to grow significantly, driven by increasing demand for accessible AI-enabled development tools.

Rapid Mobile Applications Development with AI Acceleration

The eMOBIQ® platform supports rapid mobile application development enhanced by AI-driven design and logic optimization.

Developers can:

●	Build applications using visual logic tools and reusable modules

●	Utilize AI-generated UI/UX recommendations and workflow optimizations

●	Integrate applications with ERP, CRM, and external systems through pre-built connectors

●	Access native mobile functionalities for real-time, offline, and hybrid applications

Applications are designed with a focus on user experience and are deployed across industries such as food manufacturing, retail, construction, and logistics.

AI-enabled applications support business processes including sales order processing, inventory management, production tracking, and delivery operations. These solutions improve productivity, data accuracy, and operational visibility through real-time analytics and predictive insights.

ERP Platform and Cloud Integration

The eMOBIQ® platform integrates with major ERP systems through enterprise connectors, enabling seamless data flow between mobile applications and backend systems.

The platform is hosted on Microsoft Azure and supports global access. Applications can be deployed via app stores and updated automatically across devices.

Industry-specific solution templates are available to address customer requirements, and applications are accessible through partner ecosystems and ERP marketplaces.

Unified Development Center

The eMOBIQ® Unified Development Center provides an integrated development environment where developers can design, test, and deploy applications within a single interface.

Developers can switch between visual logic and interface design views, with AI providing recommendations and optimization suggestions throughout the development lifecycle.

Deployment Flexibility On the Cloud or On-Premise

The platform is primarily cloud-based but can also be deployed on-premises or in hybrid environments to meet customer security and compliance requirements.

Applications operate independently once deployed, while source code is securely stored in the cloud. Updates and compatibility adjustments can be managed through recompilation.

Subscription Plans

The platform operates on a subscription-based model, including:

●	Developer licenses for application development

●	Run-time licenses for end users

Pricing is typically based on usage metrics such as number of developers or active users, with tiered options for AI functionality.

AI WhatsApp Sales Ordering Solution

Launched in 2025, this solution enables conversational commerce by converting WhatsApp messages into structured sales orders.

 Key capabilities include:

●	Natural language processing for order interpretation

●	Integration with WhatsApp Business API for real-time communication

●	Seamless ERP integration for order processing, inventory checks, and pricing

The system achieves high accuracy in interpreting orders and reduces manual data entry.

AI-driven features include:

●	Order pattern recognition and anomaly detection

●	Predictive ordering suggestions

●	Demand forecasting

Customers typically experience improved efficiency, reduced errors, and increased productivity. The solution is offered as on on-prem and SaaS models.

Variety of Industry Applications

The platform supports a wide range of industry applications, including order management, warehouse operations, field service, and delivery management.

AI capabilities enhance these applications through predictive analytics, route optimization, and automation of operational workflows. Solutions enable paperless operations, improved scheduling, and optimized resource allocation.

Applications are deployable across multiple platforms, including iOS and Android.

Training and Customer Support

We provide training, onboarding, and ongoing support services, including e-learning resources and AI-focused training modules.

These programs enable developers and customers to effectively adopt and utilize the platform and its AI capabilities.

OK365®

OK365® is Orangekloud’s ISV solution that facilitates data collection, customer self-service, and operational workflows outside core backend systems.

Key solutions include:

●	Delivery portals with scheduling and tracking

●	B2B ordering portals with catalog and purchasing functions

●	Marketplace integration portals for multi-channel commerce

AI capabilities enhance these solutions through demand prediction, product recommendations, and operational optimization.

Our customers

As of December 31, 2025, we had customers from a wide variety of industries. Our customers include but not limited to Food Manufacturing and Food Service industry, Fast-Moving Consumer Goods products sold quickly and relatively cheaply, Construction, Retail, Energy, and Warehouse Management. Due to the nature of the market which we compete in, our customer base is fragmented and widespread. Our Directors are of the view that, as of December 31, 2025, our business and profitability are not materially dependent on any of our customers. To the best of our Directors’ knowledge, we are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our customers.

As at the date of this report, none of the Directors or Major Shareholders of our Company or their respective associates has any interest, direct or indirect, in any of our customers.

Our suppliers

Direct cost of revenue for the year ended December 31, 2024 and 2025 amounted to approximately S$3.0 million and approximately S$3.2 million (approximately $2.5 million). For the years ended December 31, 2024 and 2025, approximately S$1.3 million and approximately S$2.1 million   (approximately $1.6 million) of supplies purchases and sub-contractor costs were included in direct cost of revenue.

As of the date of this report, none of our Directors or Major Shareholders or their respective associates has any interest, direct or indirect, in any of our major suppliers.

Microsoft Regional Sales Pte Ltd.

Microsoft Regional Sales Pte Ltd. accounted for approximately 40% and approximately 21% of the Company’s total purchases for the years ended December 31, 2024 and 2025, as well as approximately 47% and approximately 74% of the accounts payable as of December 31, 2024 and 2025.

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

Discontinuation of supply by Microsoft Regional Sales Pte Ltd. may have an adverse impact to our Packaged Software Solutions business, although there is no reason for us to expect such an event in the foreseeable future. See the risk factor “We are dependent on our relationships with key suppliers.” on page 12 for more information.

Ingram Micro Asia Marketplace Pte Ltd.

Ingram Micro Asia Marketplace Pte Ltd., an indirect provider for Microsoft Cloud Solution Provider, is a distributor of computer-related products. Ingram Micro Asia Marketplace Pte Ltd. accounted for approximately 37% and approximately 13% of the Company’s total purchases for the years ended December 31, 2024 and 2025, as well as approximately 12% and approximately 12% of the accounts payable as of December 31, 2024 and 2025.

Purchases from Ingram Micro Asia Marketplace Pte Ltd. mainly include the “Microsoft Azure” web or cloud hosting plans, for customer organizations to host their corporate and transaction data securely. The payment term is 30 days from the billing date.

There is no long-term agreement signed with Ingram Micro Asia Marketplace Pte Ltd., as it is not a licensing solution provider requiring enterprise agreement or Microsoft volume license with its buyers. We purchase from Ingram Micro Asia Marketplace Pte Ltd. from time to time where its terms are more favourable than its competitors. Besides buying from Ingram Micro Asia Marketplace Pte Ltd., we can and have purchased the same products from the other suppliers.

Agentis Intelligence Pte Ltd.

Agentis Intelligence Pte Ltd., a new supplier since 2025, accounted for approximately 24% of the Company’s total purchases for the years ended December 31, 2025, as well as approximately 0% of the accounts payable as of December 31, 2025.

Agentis Intelligence Pte Ltd. is a Singapore-based technology company supplying digital sustainability, AI, cybersecurity and related services. It has worked with organizations, including listed companies, and has empowered our expansion of business scope relating to cloud workspace terminals and auto sorters. There is no credit term extended to us and no long-term agreement signed with Agentis Intelligence Pte Ltd., and we are free to purchase the same or similar products from the other suppliers.

Termination of our relationship with our key suppliers could adversely affect our business, financial condition and results of operations, we may suffer losses arising from the inability to secure new software licenses. Our ability to carry out our business operations may be significantly hindered, and thus our business, financial condition, results of operation, and prospects may be materially and adversely affected. See the risk factor “We are dependent on our relationships with key suppliers.” on page 12 for more information.

Sales and marketing

Our sales team is responsible for account acquisition, customer relationship management, and overall market development, with a focus on core industries including food manufacturing and service, precision engineering, construction, retail, energy, and warehouse management. In 2025, our sales strategy emphasized demonstrable ROI from AI automation rather than platform features, highlighting quantified productivity gains, government grant funding availability, IMDA Digital Leaders endorsement, and real-world case studies. We plan to continue expanding sales headcount in Singapore, Malaysia, and the U.S., while extending our presence into APAC markets with similar characteristics to Singapore, such as high labor costs, strong SME sectors, and government digital transformation support.

Our marketing efforts are directed at building brand reputation and increasing awareness of our AI-enhanced platform. Activities include participation in trade shows and conferences, social media and advertising programs showcasing AI capabilities and customer success stories, management of our corporate website and partner portal, press outreach to technology and business media, and the development of case studies, whitepapers, and webinars on AI adoption for SMEs. These initiatives are designed to strengthen credibility, accelerate adoption, and position Orangekloud as a trusted partner in SME digital transformation.

Research and development

Our research and development department is responsible for the design, development, testing, and release of our platform and ERP services, working closely with executive management to align vision and with professional services and sales teams to incorporate customer feedback. Development efforts focus on infrastructure, usability, integration with enterprise systems, and, most critically in 2025, AI capabilities that deliver measurable business value. Key priorities include enhancing autonomous AI Agents to manage complex workflows, integrating generative AI for application creation and intelligent documentation, developing vertical AI modules for industries such as food manufacturing, logistics, retail, and construction, expanding conversational AI capabilities beyond sales ordering, and building a predictive analytics library for common SME use cases. We continue to collaborate with AI Singapore to accelerate AI capability development and ensure alignment with national priorities, while exploring additional partnerships with leading universities such as the National University of Singapore and Nanyang Technological University. These collaborations provide access to cutting-edge research and talent pipelines, strengthening our innovation roadmap and supporting the long-term evolution of the eMOBIQ® platform.

Research and development expense for the year ended December 31, 2025 was S$966,343 (approximately $751,492)   as compared to the year ended December 31, 2024 at S$30,621. Please see Management’s Discussion and Analysis of Financial Condition and Result of Operations on page 46 for more information.

Competition

We operate in a highly competitive environment with rivals across multiple categories, including AI-enhanced low-code development platforms (such as OutSystems, Mendix, Microsoft Power Platform, and emerging AI-first platforms like Builder.ai), business process management and robotic process automation providers (such as ServiceNow and UiPath), conversational AI platforms focused on verticals like WhatsApp order processing, traditional software development firms and offshore developers, and AI-native code generation platforms (such as Cursor, Bolt.new, Base44, and Claude Code). While AI-native coding tools target professional developers by accelerating traditional coding workflows, our AI-enhanced No-Code eMOBIQ® platform focuses on accessibility for SMEs and citizen developers, enabling intelligent automation without specialized expertise. This distinction positions us to serve a broader SME market segment underserved by coding-dependent solutions.

Key competitive factors include AI capabilities, platform reliability, ease of use, integration with ERP ecosystems, deployment flexibility, cost of ownership, customer support, brand reputation, and proven ROI. We believe we compete favorably in features, integration, cost efficiency (especially with government grant support), and Microsoft ecosystem depth. Our IMDA Digital Leaders approval provides government endorsement that differentiates us from international competitors. While larger vendors benefit from greater resources, brand recognition, and bundling capabilities, and emerging AI-native platforms may achieve rapid penetration, our focus on SME customers, specialized vertical solutions, and financial advantages through grant eligibility and pre-approved status provide a defensible position in the evolving AI-automation market.

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

Intellectual property

Our Group’s intellectual property rights are important to our business and as of the date of this report, the Group has the following patent:

Patent	Jurisdiction	Patent Number	Expiry Date
Service Management Method	Singapore	10201404112W	July 16, 2034
Service Management Method	People’s Republic of China	ZL 2015 8 0050107.X	July 2, 2035

As of the date of this report, the Group has the following trademarks:

Trademark	Jurisdiction	Class Number	Trademark Number	Expiry Date
	Singapore	42(1)	40201514340V	August 17, 2035
	Singapore	42(2)	40201805818Q	March 29, 2028
	Singapore	09(3)	40201808165Q	May 3, 2028

Notes:

(1)	Creation, development and design of computer programs and software, particularly for function areas such as financial and controlling management, manufacturing and materials management, quality management and plant maintenance, sales and distribution, human resources and project management, general office functions such as word processing, electronic mail and archiving; Implementation, maintenance of computer programs and software; Cloud computing; Providing on-line non-downloadable software for use with electronic data verification, namely to facilitate assignment of a legally binding electronic signature to a document or file for communication via a global computer network; Provision of interactive web applications made available via the Internet that enables the user to upload and attach a legally binding electronic signature to a document or file for communication via a global computer network; Computer services for others, namely, providing information relating to quality standards and computer products in the fields of electronic distribution, rights protection, management of digital data, and/or management of secure electronic events or transactions; Research and development of new products for others; Server hosting; Consulting services for the aforesaid services; all included in Class 42.

(2)	Cloud computing; Research and development of new products for others; Server hosting; Development of computer programs; Software creation; Development of software; Computer software design; Writing of computer software; Updating of computer software; Computer software consultancy; Upgrading of computer software; Maintenance of computer software; Installation of computer software; Customization of computer software; Computer software advisory services; Online provision of web-based software; Hosting of software as a service [SaaS]; Diagnosis of faults in computer software; Provision of online non-downloadable software; Consultancy in the field of computer software; Advisory services relating to computer software; Configuration of computer networks using software; Development of computer software application solutions; Software development in the framework of software publishing; Diagnosis of computer hardware problems through the use of software; Computer security services [programming and software installation, repair and maintenance services]; Computer security services [design and development of secure computer hardware, software and systems]; Providing information, including online, about design and development of computer hardware and software; Computer network services; Computer research services; Computer virus protection services; Computer disaster recovery services; Internet cafe services [computer rental]; Scientific computer programming services; Analytical services relating to computers; Engineering services relating to computers; Computer database design consultancy services; Advisory services relating to computer system analysis; Security risk assessment services relating to computer systems; Computer services in the nature of hosting web sites for others; Advisory services relating to the design and development of computer hardware; Digital signature verification services [electronic cryptology services]; Electronic signature verification services [electronic cryptology services]; Online provision of web-based applications; Accreditation services relating to the application of quality standards; Authentication services for electronic documents and e-mail; Conversion of document data from one computer format to another; Conversion of data or documents from physical to electronic media; Providing user authentication services using single sign-on technology for online software applications; Providing user authentication services using biometric hardware and software technology for e-commerce transactions.

(3)	Application Software; Interfaces between application programs and firmware on real-time computers; Code reading modules; Machine readable codes; Computer software applications, downloadable; Personal computer software applications, downloadable; Network software applications being downloadable computer programs.

As of the date of this report, the Group has filed the following patent:

Patent	Jurisdiction	Application No.	Application Date
Software Application Development Method	Singapore	10202011612V	November 23, 2020

Save as disclosed above, our Group does not own or use any trademark, patent or other license which is material to our business or profitability.

Employees

We had 64 full-time employees as of December 31, 2025. The following table sets forth the numbers of our full-time employees categorized by function as of December 31, 2025:

	As of December 31, 2025
Functions	Number	% of Total Employees
Finance and administrative	5	7.8%
Information technology	29	45.3%
Management	6	9.4%
Research and development	17	26.6%
Sales and marketing	7	10.9%
Total		100.0%

The relationship and co-operation between the management and staff have been good and are expected to continue and remain as such in the future. There has not been any incidence of work stoppages or labor disputes which affected our operations.

Properties

Our principal executive office is located at 70 Bendemeer Road #04-04 Luzerne, Singapore 339940 where we have leased the office space from July 1, 2025 to June 30, 2031. Prior to that, our lease for 2 office units at 1 Yishun Industrial Street 1 #04-27/28 & 34 was terminated on June 30, 2025. We also lease a shared work space in Malaysia for office use purpose, with an expiration date on February 28, 2024. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any expansion of our operations. As at the date of this report, the Company has leased the following premises:

Address	Purpose	Operating Lease Period
70 Bendemeer Road #04-04 Luzerne, Singapore 339940	Office	From July 1, 2025 to June 30, 2031.
1 Yishun Industrial Street 1 #04-27/28 Aposh Bizhub Building, Singapore 768160	Office	From July 1, 2024 to June 30, 2025.
1 Yishun Industrial Street 1 #04-34 Aposh Bizhub Building, Singapore 768160	Office	From July 1, 2024 to June 30, 2025.
Unit 3.07, Level 3, KL Gateway Mall, No. 2, Jalan Kerinchi, Pantai Dalam, 59200 Kuala Lumpur, Malaysia	Office	From March 1, 2024 to February 28, 2025, extended six-monthly till August 31, 2026.

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

C. Organizational structure.

The chart below illustrates our corporate structure and identifies our subsidiaries as at the date of this report:

Orangekloud Technology Inc. (Cayman Islands)
100%
Enterprise Software Investment Inc. (BVI)
100%
MSC Consulting (S) Pte Ltd (Singapore)
100%
Orangekloud Pte Ltd (Singapore)
100%
Orangekloud Investments Pte Ltd (Singapore)
100%
Orangekloud Inc. (USA)
100%
eMOBIQ AI Pte Ltd (Singapore)
100%
Orangekloud Technology Sdn Bhd (Malaysia)

Name	Background	Ownership
Enterprise Software Investment Inc.	- A BVI company - Incorporated on May 12, 2023 - An investment holding company	100% owned by the Issuer
MSC Consulting	- A Singapore company - Incorporated on June 16, 2003 - An information technology consultancy company	100% owned by Enterprise Software Investment Inc.
Orangekloud Pte. Ltd	- A Singapore company - Incorporated on August 8, 2015 - A software development and provider company	100% owned by MSC Consulting
Orangekloud Investments Pte. Ltd	- A Singapore company - Incorporated on November 8, 2018 - An investment holding company	100% owned by MSC Consulting
Orangekloud, Inc.	- A USA company - Incorporated on March 15, 2017 - A dormant company	100% owned by Orangekloud Pte. Ltd
Orangekloud Technology Sdn. Bhd .	- A Malaysia company - Incorporated on May 16, 2006 - An information technology consulting solution company	100% owned by Orangekloud Pte. Ltd
eMOBIQ AI Pte. Ltd.	- A Singapore company - Incorporated on July 24, 2025 - A dormant company	100% owned by Orangekloud Pte. Ltd

D. Property, plant and equipment.

Our principal executive office is located at 70 Bendemeer Road #04-04 Luzerne, Singapore 339940. Our previous office address was at 1 Yishun Industrial Street 1 #04-27/28&34 A’posh Bizhub Building, Singapore 768160, which lease was terminated on June 30, 2025. We also lease a shared work space in Malaysia for office use purpose, renewable on six-monthly basis, with an expiration date on August 31, 2026.

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

Overview

Orangekloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based tech company that offers the eMOBIQ® No-Code platform for developing mobile applications aimed at Small and Medium Enterprises (SMEs) and larger corporations. Our platform focuses on simplifying business processes such as warehousing, sales ordering, delivery, and manufacturing.

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

Number of customers and retention

Customer adoption and retention are vital for the financial performance of our business operations. The number of customers directly affects revenue generation through subscriptions and usage-based models. A customer is defined as an entity that holds an active subscription or renewal contract connected to a license as of the specified measurement date or renewal of support fee and new project customers. We monitor our user base and sales to existing customers through sales transactions during the financial year ended. If we have agreements with multiple entities under common control, we treat them as distinct customers. As of December 31, 2024, and December 31, 2025, our total customer count was at 146 and 150, respectively, while repeating customers accounted for customer counts of 126 and 125, respectively, or approximately 86.3% and 83.3% of the total customer count, respectively.

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

Results from Operations

Years Ended December 31, 2024 and 2025

	For the years ended December 31,
	2024	2025	2025
	S$	S$	US$
Revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	1,525,686	2,709,033	2,106,721
- No-Code platform and mobile application	324,217	530,518	412,566
Services and license support	2,192,871	2,443,288	1,900,061
Total revenues	4,042,774	5,682,839	4,419,348

Cost of revenues:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	1,239,419	1,861,052	1,447,276
- No-Code platform and mobile application	24,950	257,024	199,879
Services and license support	1,724,855	1,054,112	819,746
Total cost of revenues	2,989,224	3,172,188	2,466,901

Gross profit	1,053,550	2,510,651	1,952,447

Operating expenses:
Selling and marketing expenses	984,369	1,043,171	811,238
General and administrative expense	8,447,549	7,543,431	5,866,266
Depreciation and amortization expenses	277,951	427,273	332,275
Research and development expenses	30,621	966,343	751,492
Total operating expenses	9,740,490	9,980,218	7,761,271

Loss from operations	(8,686,940)	(7,469,567)	(5,808,824)

Other income (expense):
Other income	266,158	3,185,361	2,477,145
Interest expense	(34,902)	(23,657)	(18,397)
Other expense, net	(22,611)	(46,471)	(36,139)
Total other income, net	208,645	3,115,233	2,422,609

Loss before tax expense	(8,478,295)	(4,354,334)	(3,386,215)
Income tax expense	(169,304)	(116,900)	(90,909)
Net loss	(8,647,599)	(4,471,234)	(3,477,124)

Other comprehensive (loss) income:
Foreign currency translation, net of income tax	64,928	(599,501)	(466,211)
Total comprehensive loss	(8,582,671)	(5,070,735)	(3,943,335)

Net loss per share attributable to ordinary shareholders
Basic and diluted	(1.62)	(0.77)	(0.60)

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	5,350,587	5,839,755	5,839,755

(*) The share numbers and amounts are presented on a retrospective basis, see “Note 9 – Equity” of the audited consolidated financial statements included elsewhere in this annual report for more detailed information.

Revenue

We derive the majority of our revenue from platform subscriptions, license and products and professional services. For the years ended December 31, 2024 and 2025, our revenue was approximately S$4.0 million and S$5.7 million (approximately $4.4 million), respectively, representing an increase of approximately 40.6%. Hardware sales increased by close to S$1.2 million, resulting from our expansion of business scope into digital infrastructure, relating to our platform, mobility and AI business. Revenue from software license and subscription – including our inhouse ISV solutions - improved by approximately S$ 206,301. Revenue from professional and maintenance services also increased by S$ 250,417. Overall increase across business segments was also attributed to factors such as focused sales efforts and improved sales delivery, and was supported in part by our continued investment in platform enhancements, including artificial intelligence (AI) capabilities since 2024.

Cost of revenue

Our cost of revenue predominately pertains to purchases of hardware, accessories, licenses, payments made to third-party managed hosting providers, other third-party service providers and project managers and consultants’ payroll and employee benefits. For the years ended December 31, 2024 and 2025, our cost of revenue was approximately S$3.0 million and S$3.2 million (approximately $2.5 million) respectively, representing an increase of approximately 6.1%. The less-than-proportionate increase in cost of revenue, in relation to the higher sales, was due to the improved efficiency, including the lower payroll-related costs of the consultants and project managers.

Gross Profit

Our gross profit and gross margin can be influenced by several factors. These factors include the revenue mix between subscriptions, software and support, and professional services. Additionally, subscription pricing, costs related to third-party hosting facilities, and the expansion of our professional services to support future growth can impact our gross margins. As a result, our gross margin may vary from one period to another based on these factors. For the years ended December 31, 2024 and 2025, our gross profit was approximately S$1.1 million and S$2.5 million (approximately $2.0 million) respectively, representing an increase of approximately 138.3%. The increase was attributable to the increased sales revenue recognition during 2025, while the payroll costs reduced.

Other income

For the years ended December 31, 2024 and 2025, our other income was S$266,158 and approximately S$3.2 million (approximately $2.5 million) respectively, representing an increase of approximately 1,096.8%. This was attributable mainly to the increase of S$2.89 million (approximately $2.2 million) in the fair value measurement of our minority stake investment in Evvolutions LeadTech Inc. (restructured from Evvo Labs Pte. Ltd.), a Singapore cybersecurity company that filed an F-1 registration statement recently. Besides that, our other income comprises predominately interest income on deposits, as well as government grants and Microsoft Cloud Solution Provider Incentive that fluctuate within a small band.

General and administrative expense

General and administrative expenses consist of payroll and employee benefits expenses of directors and administrative staff and other operating expenses, predominately IPO-related and professional fees, operating lease and short-term rental expenses, as well as computer-related expenses. For the years ended December 31, 2024 and 2025, our general and administrative expenses were S$8.4 million and S$7.5 million (approximately $5.9 million) respectively, representing a decrease of approximately 10.7%. The decrease was mainly attributable to the reduction of professional fees after the IPO in 2024.

Selling and marketing expenses

Our selling and marketing expenses are predominately allocated towards trade exhibitions and marketing events, search engine and social media platforms for generating market awareness, compensation for referrals, and covering transportation and travel expenses for sales staff or consultants. For the years ended December 31, 2024 and 2025, our selling and marketing expenses were S$984,369 and S$1.0 million (approximately $811,238) respectively, representing an increase of approximately 6.0%.

Depreciation and amortization expenses

Our depreciation and amortization expenses are predominately depreciation and amortization charged on property and equipment and intangible assets. For the years ended December 31, 2024 and 2025, our depreciation and amortization expenses were S$277,951 and S$427,273 (approximately $332,275) respectively, representing an increase of approximately 53.7%. The increase was due to higher amortization for the capitalized eMOBIQ® platform, as well as higher depreciation relating to renovation, furniture & fittings resulting from our relocation to the new office premises in July 2025.

Research and development expenses

Our research and development expenses are predominately developers’ payroll-related costs directly attributable to the development of No-Code platform and capitalized as intangible assets only when technical feasibility of the project is demonstrated, the Company has an intention and ability to complete and use the platform and the costs can be measured reliably. For the years ended December 31, 2024 and 2025, our research and development expenses were S$30,621 and S$966,343 (approximately $751,492) respectively. The multi-fold increase was due to the intensified efforts in upgrading the AI (artificial intelligence) capability of our No-Code platform, as well as the non-capitalization of such development costs.

Interest expenses

Our finance costs are predominately interests on bank loans. For the years ended December 31, 2024 and 2025, our finance costs were S$34,902 and S$23,657 (approximately $18,397) respectively, representing a decrease of approximately 32.2%. The decrease was due to the lower principal bank loan amounts in 2025, as a result of the monthly repayments.

Income tax expense

For the years ended December 31, 2024 and 2025, our income tax expense was S$169,304 and S$116,900 (approximately $90,909) respectively, representing a decrease of approximately 31.0%. The 2024 expense was mainly due to the reversal of deferred tax assets, while the 2025 expense was mainly due to the tax payable for the mobility business resulting from an adjustment of prior-year tax allowance.

Other comprehensive (loss) income

For the years ended December 31, 2024 and 2025, we had foreign currency translation adjustment, at S$64,928 and (S$599,501) (approximately $466,211) respectively, recorded within other comprehensive income (loss), respectively. Foreign currency translation adjustments are a result of the financial statements of our non-U.S. subsidiaries being translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. We expect to record foreign currency translation adjustments in future periods and changes will be dependent on fluctuations in foreign currencies of countries in which we have operations.

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

No-Code platform and mobile application

This segment focuses on providing a rapid development environment through a No-Code platform. The eMOBIQ® platform enables organizations to speed up their enterprise application development cycle by offering an intuitive and visual interface that requires no coding. The platform includes easy-to-use navigation tools and drag-and-drop application building components, facilitating the design process and enabling the launch of business applications in a faster and more productive manner. Additionally, it allows professional and citizen developers to utilize the platform, import custom plugins, and integrate with various ERP systems. In 2024, we upgraded the platform with the development of AI (artificial intelligence) functionalities. Meanwhile, OK365® provides an intermediary web portal platform for our customers to be able to collect data from their end customers and perform some operational tasks before uploading the final data back to the backend system. Some of the portal solutions enable their end customers to perform self-servicing which will remove the unnecessary re-entry of data. Examples of our web portal solutions include our Delivery Portal, B2B Self-Ordering portal, and Marketplace Connector Portal. In 2025, we continued and intensified our development, especially relating to the AI capabilities of the eMOBIQ® platform. Our minority-stake investment in Evvolutions LeadTech Inc. (restructured from Evvo Labs Pte Ltd.), a cybersecurity company in Singapore, is grouped under this segment, as there are prospective synergies for our mobility and AI business.

Corporate governance

This segment consists of Pre-IPO listing expenses related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing, audit fees and print related costs, as well as post-IPO expenses related to compliance, investors relations and corporate development associated with a listed company.

The following tables present summary information by segment for the years ended December 31, 2024 and 2025, respectively:

	December 31, 2024
	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total
	S$	S$	S$	S$
Revenue	3,267,891	774,883	-	4,042,774
Cost of revenue	(2,655,675)	(333,549)	-	(2,989,224)

Gross profits	612,216	441,334	-	1,053,550

Loss from operation	(1,431,609)	(1,097,510)	(6,157,821)	(8,686,940)
Other income	79,214	34,940	94,491	208,645

Loss before tax expense	(1,352,395)	(1,062,570)	(6,063,330)	(8,478,295)

Income tax expense	(161,000)	(8,304)	-	(169,304)

Net loss	(1,513,395)	(1,070,874)	(6,063,330)	(8,647,599)
	-	-
Total reportable assets	951,369	3,010,728	12,056,517	16,018,614

	December 31, 2025
	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total
	S$	S$	S$	S$	$	$	$	$
Revenue	3,714,411	1,968,428	-	5,682,839	2,888,570	1,530,778	-	4,419,348
Cost of revenue	(1,785,650)	(1,386,538)	-	(3,172,188)	(1,388,638)	(1,078,263)	-	(2,466,901)

Gross profits	1,928,761	581,890	-	2,510,651	1,499,932	452,515	-	1,952,447

(Loss) from operation	(2,035,462)	(773,579)	(4,660,526)	(7,469,567)	(1,582,908)	(601,586)	(3,624,330)	(5,808,824)
Other income	(767)	2,896,534	219,466	3,115,233	(596)	2,252,534	170,671	2,422,609

Income (loss) before tax expense	(2,036,229)	2,122,955	(4,441,060)	(4,354,334)	(1,583,504)	1,650,948	(3,453,659)	(3,386,215)

Income tax expense	(17,895)	(99,005)	-	(116,900)	(13,916)	(76,993)	-	(90.909)

Net income (loss)	(2,054,124)	2,023,950	(4,441,060)	(4,471,234)	(1,597,420)	1,573,955	(3,453,659)	(3.477,124)
	-	-
Total reportable assets	4,178,389	6,494,333	1,177,557	11,850,279	3,249,389	5,050,418	915,745	9,215,552

Packaged software solutions

Our digital transformation projects encompass various aspects, such as sales and consulting of Microsoft Dynamics ERP software licenses, along with project implementation steps like solution architecture consultancy, business process re-mapping, system customization, and customer support. We focused on enhancement of processes and sales delivery in 2025. Consequently, our total revenue from packaged software solutions saw an increase of 13.7%, from S$3.3 million in the financial year ended December 31, 2024 to S$3.7 million for the financial year ended December 31, 2025.

The net profit/loss margin from the segment of packaged software solutions also showed a decline during the financial year ended December 31, 2025, compared to the financial year ended December 31, 2024, as we incurred higher expenditures on team development as well as research & development.

No-code platform and mobile application

Our no-code platform and mobile application cater to this market demand by enabling companies to avoid the need for a dedicated software development team or external software designers. As an enhancement to the packaged software solutions, we have actively contributed to the digitization of business operations by creating connectors that seamlessly integrate with Microsoft Dynamics and other ERP systems. We also developed the AI capability for our no-code platform in 2024 and continued with the enhancements in 2025. There was an increase of 154.0% in revenue generated from our no-code platform and mobile application, from S$774,883 in the financial year ended December 31, 2024, to S$2.0 million (approximately $1.5 million) for the financial year ended December 31, 2025. Higher hardware sales and more client projects with high elements of mobile solution customizations contributed to the increased revenue.

Our minority stake investment in Evvolutions LeadTech Inc. also recorded a fair value gain of S$2,89 million (approximately $2.2 million), as this cybersecurity company filed its F-1 registration with the Securities & Exchange Commission towards the end of 2025, in preparation of its IPO. In all, the net profit margin contribution from the no-code platform and mobile application segment showed a tremendous improvement during the financial year ended December 31, 2025, compared to the previous financial year.

Corporate governance

IPO pre- and post-listing expenses related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing, audit fees and print related costs, as well as professional fees for corporate and investor relations developments contributed to the net loss.

Liquidity and Capital Resources

For the years ended December 31, 2024 and 2025, we recorded net loss of approximately S$8.6 million and approximately S$4.5 million (approximately $3.5 million) respectively. As of December 31, 2024 and 2025, our primary sources of liquidity were cash and cash equivalents, and cash flows generated from operations. Funding from the capital markets has been a new source since the company’s IPO in July 2024.

As of December 31, 2024, our cash and cash equivalents were approximately S$8.2 million, as compared to S$3.0 million (approximately $2.3 million) as of December 31, 2025. These funds were primarily allocated towards fulfilling our working capital requirements and ongoing business investments.

Our working capital as of December 31, 2024 and 2025 was approximately S$11.0 million and S$2.9 million (approximately $2.3 million) respectively. We have also utilized bank loans for financing. As of December 31, 2024 and 2025, the carrying amounts of the bank loans were S$503,579 and S$246,664 (approximately $191,822), respectively. In 2024, we had a successful IPO on the NASDAQ Capital Market, with IPO closing on July 26 and over-allotment closing on August 1, 2024, raising combined gross proceeds of approximately S$20 million (approximately $15 million) before the deduction of underwriting discounts and related expenses.

Based on our assessment, we anticipate that our existing cash and cash equivalents, as well as cash generated from operations will be adequate to meet our working capital and investment requirements throughout 2026. The company may consider to tap on capital market funding and banking credit line towards the fourth quarter of 2026.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025	2025
	S$	S$	$
Net cash flow used in operating activities	(9,915,281)	(4,566,961)	(3,551,568)
Net cash flow used in investing activities	(1,434,519)	(386,579)	(300,629)
Net cash flow provided by financing activities	18,448,264	(226,115)	(175,842)
Effect of exchange rate	-	-	-
Net change in cash and cash equivalents	7,098,464	(5,179,655)	(4,028,039)
Cash and cash equivalents as of beginning of the year	1,067,228	8,165,692	6,350,177
Cash and cash equivalents as of end of the year	8,165,692	2,986,037	2,322,138

Operating activities

Net cash used in operating activities was S$9.9 million for the year ended December 31, 2024, compared to S$4.6 million (approximately $3.6 million) for the year ended December 31, 2025.

The cash used in operating activities for the year ended December 31, 2024 was primarily attributable to the net loss of S$8.6 million and decrease in advance to suppliers and prepayment for professional expenses, as well as changes in operating assets and liabilities including changes in accounts receivable, deposits, and contract liabilities related to job performed on incomplete projects.

The cash used in operating activities for the year ended December 31, 2025 was primarily attributable to the net loss of S$4.5 million and changes in operating assets and liabilities primarily contributed by changes in advance payment to suppliers and other current assets, accounts receivable, and contract liabilities related to job performed on incomplete projects.

Investing activities

Cash used in investing activities was primarily used for purchasing equipment, capitalized salaries of in-house developers who design platform enhancements on No-Code platform, and investments in the shares of other companies.

For the year ended December 31, 2024, cash used in investing activities was S$1.4 million, which consisted of S$37,263 in the purchase of equipment, S$397,256 for AI capability enhancements on eMOBIQ® platform and ISV solutions, and S$1.0 million for a strategic investment in a Singapore cybersecurity company.

For the year ended December 31, 2025, cash used in investing activities was S$386,579 (approximately $300,629), which consisted of S$375,571 (approximately $292,068) for additions to renovation, furniture and fittings, and equipment, and S$11,008 (approximately $8,561) for enhancements on eMOBIQ® platform and ISV solutions.

Financing activities

Net cash generated from financing activities was S$18.4 million (approximately $13.5 million) for the year ended December 31, 2024. Net cash provided by financing activities mainly resulted from IPO proceeds – with over-allotment - of S$18.7 million (approximately $13.7 million) and repayments to existing bank loan amounting to S$245,623.

Net cash used in financing activities was S$226,115 (approximately $175,842) for the year ended December 31, 2025. Net cash used in repayments to existing bank loan amounted to S$256,915 (approximately $199,794), while there was net cash generated from the changes in amount due to directors of S$30,800 (approximately $23,952).

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

Recurring revenue growth

For the year ended December 31, 2025, we experienced an increase of approximately 9% in the recurring revenue as compared to the year ended December 31, 2024. Recurring retention rate was calculated from total recurring revenue from the existing customer base at the current financial year end divided by the total recurring revenue from the existing customer base at the prior financial year end. This fluctuation is due to the slightly higher number of customers that contributed to recurring revenue in 2024.

	For the year ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	US$
Recurring revenue
License, subscriptions fee and product
- Third party license subscription and hosting subscription	1,150,225	1,229,807	1,379,235	1,072,583
- No-Code platform and subscription on the mobile application	210,448	255,165	152,768	118,802
Services and license support
- Support fee	500,583	616,199	763,746	593,939
Sub-total recurring revenue	1,861,256	2,101,171	2,295,749	1,785,325
Recurring retention rate	84%	113%	109%
No. of customer contributed to recurring revenue
-No. of customer retained from previous year	102	115	112
-No. of new customer	30	9	14

Non-recurring revenue
License and product
- Third party perpetual licenses and hardware solution	970,952	364,931	1,707,548	1,327,901
Services and license support
- Professional service revenue	3,257,388	1,576,672	1,679,542	1,306,122
Sub-total non-recurring revenue	4,228,340	1,941,603	3,387,090	2,634,023
No. of customer contributed to non-recurring revenue
-No. of customer retained from previous year	67	65	86
-No. of new customer	17	17	11

Total revenues	6,089,596	4,042,774	5,682,839	4,419,348
Total no. of customer contributed to revenue
-No. of customer retained from previous year	111	126	125
-No. of new customer	37	20	25

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

Off-balance sheet arrangements

The Company does not enter into any material off-balance sheet transactions or arrangements.

Contractual obligations

The following table summarizes our commitments to settle contractual obligations at December 31, 2024 :

	Payments Due By Period	Payments Due By Period
	Within one year	Within 2 to 5 years	Total (S$)
Bank loans
Principal payments	256,915	246,664	503,579
Interest payments	23,611	20,652	44,263

Operating lease commitments	57,588	-	57,588

Total contractual obligations	338,114	267,316	605,430

The following table summarizes our commitments to settle contractual obligations at December 31, 2025:

	Payments Due By Period	Payments Due By Period
	Within one year	Within 2 to 5 years	Total (S$)	Total (US$)
Bank loans
Principal payments	104,862	141,802	264,664	205,820
Interest payments	13,945	6,707	20,652	16,060

Operating lease commitments	275,449	1,272,572	1,548,021	1,203,842

Total contractual obligations	338,114	1,421,081	1,833,337	1,425,722

Concentrations and credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable and deposits. The Company has designed its credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of December 31, 2024 and 2025, the Company’s assets were located in Singapore and the Company’s revenue was principally derived from the operations in Singapore.

For the year ended December 31, 2024, vendor A and vendor B accounted for 40% and 37% of the Company’s total purchases, and 47% and 12% of the accounts payable as of December 31, 2024, respectively.

For the year ended December 31, 2025, vendor A, vendor B and vendor C (a new vendor since 2025) accounted for 21%, 13% and 24% of the Company’s total purchases, and 74%, 12% and 0% of the accounts payable as of December 31, 2025, respectively.

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

The useful life and impairment of long-lived assets

The judgment that the long-lived assets, which include property and equipment and intangible assets, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of December 31, 2024 and 2025.

Collectability of account receivables

The Company adopted ASU 2016-13, “Financial Instruments – Credit Loss” on January 1, 2023. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible. As of December 31, 2024 and 2025 the Company made S$320,593 and S$218,571 (approximately $169,975) allowance for doubtful accounts for accounts receivable, respectively.

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

The Group relies on fundraising from the capital markets and bank borrowings as significant sources of liquidity. In 2024, we raised IPO and over-allotment gross proceeds of approximately S$20 million (approximately $15 million), before the deduction of underwriting discounts and related expenses. As of December 31, 2025, the Group had outstanding principal loan amounts of S$246,664 (approximately $191,822), as compared to S$503,579 as of December 31, 2024. Our management monitors the utilization of bank borrowings regularly.

Foreign Exchange Risk

The accompanying consolidated financial statements are presented in Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currencies of the Company are the Singapore Dollar, United State Dollars and Malaysia Ringgit.

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the year ended December 31, 2025 was calculated at the rate of US$0.7777 = S$1 (or US$1 = S$1.2859). No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management.

The following table sets forth information regarding our Directors and Executive Officers as at the date of this report:

Name	Age	Position
Goh Kian Hwa	57	Chief Executive Officer and Director
Toh Puay Yong	60	Chief Financial Officer
Chu Eng Mian	69	Chief Operating Officer
Tan Kevin Patrick So	33	Chief Technology Officer
Goh Song Han	27	Chief Innovation Officer
Lung Lay Hua	56	Director
Kwong Choong Kuen	53	Independent Director
Loh Long Hsiang	54	Independent Director
Lai Chiun Shen	56	Independent Director

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Goh Kian Hwa is Chief Executive Officer, Chairman of the Board of Directors, and Director and he is responsible for the overall strategic direction and development of our Group. Since 2018, Mr. Goh has been serving as a secretary at Orangekloud, Inc and Orangekloud Reskilling Centre Pte Ltd, subsidiaries of the Company which are dormant companies. Since 2017, Mr. Goh has also been serving as a director of Xenturion Technology Pte Ltd, a currently dormant company that previously was engaged in the block chain and smart contract technology industry. Since 2015, Mr. Goh has been serving as a co-founder and the chief executive officer of Orangekloud Pte Ltd, a subsidiary of the Company engaging in No-Code Mobile Application Development Platform Technology. Since 2010, Mr. Goh has been serving as director of K.H. Goh Holdings Pte Ltd, a property investment holding company for Mr. Goh. whose only assets are leased to the group as office premises with disclosure in the “Related Party Transactions”. Since 2009, Mr. Goh has served as director of Vertical Software Asia Pte Ltd, which is a dormant company. Since 2006, Mr. Goh has served as director of MSCI Consulting Sdn Bhd, a subsidiary of the Company which engages in providing support for our Singapore business units. Since 2003, Mr. Goh has been serving as a co-founder and the chief executive officer of MSC Consulting (S) Pte Ltd, a subsidiary of the Company which engages in consulting, customizing, implementing, sales and after sales support for Microsoft Dynamics Enterprise Resource Planning System. Mr. Goh devotes a majority of his time on the Company and its subsidiaries. Besides the subsidiaries of the Company, and K.H. Goh Holdings Pte., the companies Mr. Goh currently serves as director are dormant or less active, and are not planning on any expansion yet. For more information on related party transactions regarding K.H. Goh Holdings Pte, please refer to Related Party Transactions on page 68. From 1993 to September 2021, Mr. Goh served as a co-founder and a managing director of AE Computer Systems, (a partnership Company) which was later converted to AE Computer Systems Pte Ltd (a private limited Company), which deals in consulting, customizing, implementing, sales and after sales support for ACCPAC accounting Software/Sage 300 Enterprise Resource Planning system, and whose shareholding was fully disposed by Mr. Goh in September 2022. We believe Mr. Goh is well qualified to serve as our Chief Executive Officer based on his extensive experience for our Group and knowledge within our industry.

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

Mr. Chu Eng Mian is our Chief Operating Officer, and he is responsible for the overall daily business operations of our Group. Since November 2018, Mr. Chu has been serving as the Chief Operating Officer of MSC Consulting. Mr. Chu has more than 40 years of diversified business IT and business development experience. From January 2022 to October 2022, Mr. Chu was a commercial director at Wiz Technologies (S) Pte Ltd, where he was involved in business development. From February 2016 to September 2018, Mr. Chu was the VP at TreeBox Solutions Pte Ltd, where he was responsible for business development. From January 2014 to December 2015, Mr. Chu was a director at Etegrity Technologies LLP where he was responsible for business development. From March 2011 to September 2013, Mr. Chu was a chief operating officer at IMAGI Group (HK) where he was responsible for commercial and operations. From June 2009 to February 2011, Mr. Chu was deputy director at IDA Singapore, where he was responsible for IT managed services. From September 2006 to July 2008, Mr. Chu was a director at Carrier International Corp, where he was responsible for IT and business processes. From August 2004 to August 2006, Mr. Chu was a director at 3Com Asia Pacific Rim PL, where he was responsible for IT. From February 2001 to August 2004, Mr. Chu was a director at British American Tobacco where he was responsible for IT and commercial work. Mr. Chu graduated from RMIT University, Australia, with a Degree of Distinction in Business Administration (Information Technology) in the year 1993.

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

Mr. Goh Song Han is our Chief Innovation Officer and he is responsible for the development and deployment of artificial intelligence (AI) capabilities of our Group. He joined the company in 2023 and has held various positions. He was in charge of the Company’s joint development project with AI Singapore in 2024, and has since been pivotal to our AI developments and innovation. Mr. Goh holds a Bachelor of Computer Engineering (Honours) degree awarded by the National University of Singapore. While still in university, he founded Foodopa Technologies Pte Ltd. He spearheaded the solution development of the startup, and led a team of 3 salespersons to acquire more than 150 merchants (clients) in the F&B sector. We believe that Mr. Goh is well positioned to serve as our Chief Innovation Officer with his technical credentials and innovative insights.

Ms. Lung Lay Hua is our Director, with over 25 of years of experience in the Information Technology Industry. Since 2003, Ms. Lung has been serving as a co-founder and a director of MSC Consulting (S) Pte Ltd, a subsidiary of the Company which engages in consulting, customising, implementing, sales and after sales support for Microsoft Dynamics Enterprise Resource Planning System. Since 2006, Ms. Lung has been serving as director at MSCI Consulting Sdn Bhd, a subsidiary of the Company which engages in support for our Singapore business unit. Since 2009, Ms. Lung has been serving as director at Vertical Software Asia Pte Ltd, which is a dormant company. Since 2010, Ms. Lung has been serving as director at K.H. Goh Holdings Pte Ltd, which is a property investment holding company. For more information on related party transactions regarding K.H. Goh Holdings Pte, please refer to Related Party Transactions on page 68. Since 2015, Ms. Lung has been serving as a co-founder and a director of Orangekloud Pte Ltd, a subsidiary of the Company which engages in No-Code Mobile Application Development Platform Technology. Since 2017, Ms. Lung has been serving as director at Orangekloud, Inc and Orangekloud Reskilling Centre Pte Ltd, subsidiaries of the Company which are dormant companies. From 1993 to January 2022, Ms. Lung served as director and subsequently advisor at AE Computer Systems, (a partnership Company) which was later converted to AE Computer Systems Pte Ltd (a private limited Company), which engages in Consulting, Customising, Implementing, sales and after sales support for Accpac accounting Software/Sage 300 Enterprise Resource Planning system, and whose shareholding was fully disposed to third party by Ms. Lung in October 2021. Ms. Lung graduated with a diploma in business studies from Ngee Ann Polytechnic in 1990. We believe Ms. Lung is well qualified to serve as our Director based on her extensive experience for our Group and knowledge within our industry.

Mr. Kwong Choong Kuen is our independent director. He is currently the Chief Financial Officer of Universal Consultants Pte Ltd. Since June 2021, Mr. Kwong has been serving as an independent executive director of SOLIS Holdings Limited (HKEx: 02227), a company which provides engineering services. Since March 2020, Mr. Kwong has been serving as an independent executive director of BHCC Holdings Limited (HKEx: 01552), a company which principally engages as a main contractor in the provision of building and construction works and properties investment including the leasing of industrial properties in Singapore. Since July 2018, Mr. Kwong has been serving as a founder and a director of Cap K Advisory Pte Ltd, an advisory firm. From October 2017 to August 2021, Mr. Kwong served as an independent executive director of C&N Holdings Limited (HKEx: 08430), a company which provides transport and storage services to the logistics industry in Singapore and Hong Kong. From October 2016 to December 2018, Mr. Kwong served as the chief financial officer of RMH Holdings Ltd. (HKEx: 08437), a company which principally engaged in (1) the provision of aesthetic dermatology and treatment services, the trading of healthcare and wellness products and nutritional supplements, and the provision of dental implant and oral healthcare-related medical services and sales of related products. Mr. Kwong is a Chartered Accountant of Singapore since 1999. Mr. Kwong obtained a Bachelor’s degree in accountancy from Nanyang Technological University in Singapore in 1996.

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

Mr. Lai Chiun Shen is our independent director. Mr. Lai has three decades of experience in the information technology industry. Since 2003, Mr. Lai has been managing director of Appxolute Pte Ltd, a company specializing in enterprise software design and development. Prior to this, Mr. Lai held roles at Ecquaria Technologies Pte Ltd, Deutsche Bank AG, Singapore’s National Computer Board, Information Technology Institute, and DBS Bank Singapore. Mr. Lai obtained a Bachelor of Science in computer technology from Nanyang Technological University, Singapore, in 1993.

Family Relationships

Except for our Chairman of the Board of Directors, Director and Chief Executive Officer, Mr. Goh Kian Hwa, and our Director, Ms. Lung Lay Hua, being spouses, and our Chief Innovation Officer, being the son of Mr. Goh Kian Hwa and Ms. Lung Lay Hua, there are no family relationships among our directors and executive officers.

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

B. Compensation.

For the year ended December 31, 2024, we paid an aggregate of approximately $675,995, as compared to the year ended December 31, 2025 when we paid an aggregate of approximately S$793,076 (approximately $616,748), in cash and benefits in-kind granted to or accrued on behalf of all of our Directors for their services, in all capacities, and we did not pay any additional compensation to our Directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

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

As of December 31, 2025, we had no outstanding equity awards.

Clawback Policy

We have adopted a clawback policy on February 15, 2024.

D. Employees.

As of December 31, 2025, we had 64 full-time employees, comprising of 29 information technology personnel, 17 research and development personnel, 7 sales and marketing personnel, 5 finance and administrative staff, and 6 management personnel.

We enter into standard confidentiality and employment agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any material labor dispute.

E. Share Ownership.

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this report by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. Shareholders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to 100 votes per share . Our Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon a transfer of any Class B Ordinary Shares by a holder thereof to any person other than certain permitted transferees or a change in the beneficial owner of such Class B Ordinary Shares, such Class B Ordinary Shares will be automatically and immediately converted into such number of Class A Ordinary Shares. Holders of our Shares are entitled to vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

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

		Shares Beneficially Owned (2)
Name of Beneficial Owners(1)	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares (3)	% of aggregate voting power
Directors and Executive Officers:
Goh Kian Hwa	1,462,590	408,784	32.045%	48.79%
Toh Puay Yong	—	—	—	—
Chu Eng Mian	—	—	—	—
Tan Kevin Patrick So	150,000	—	2.569%	0.17%
Lung Lay Hua	1,462,590	408,784	32.045%	48.79%
Kwong Choong Kuen	—	—	—	—
Loh Long Hsiang	—	—	—	—
Lai Chiun Shen	—	—	—	—

All directors and executive officers as a group	3,075,180	817,568	66.66%	97.75%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 70 Bendemeer Road #04-04 Luzerne, Singapore 339940.

(2)	Applicable percentage of ownership is based on in aggregate 5,839,770 Ordinary Shares, consisting of 5,022,202 Class A Ordinary Shares and 817,568 Class B Ordinary Shares outstanding as of the date of this report.

(3)	For each person or group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after the date of this report.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions.

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2025:

Name of related parties	Relationship with the Company
K.H. Goh Holdings Pte Ltd	100% owned by the founders and Directors: Goh Kian Hwa (50%) and Lung Lay Hua (50%)
Goh Kian Hwa	Shareholder, Founder and Director
Lung Lay Hua	Shareholder, Founder and Director
Chew Kim Chwee	Shareholder, director of pre-sales of MSC Consulting

Due to related parties

The Company rented the office from K.H. Goh Holdings Pte Ltd, for S$138,210 and S$69,105 (US$53,741) for the years ended December 31, 2024 and 2025, respectively.

The Company paid director fees and director’s remuneration to Ms. Lung Lay Hua amounting to S$241,600 and S$247,559 (US$192,518) for the years ended December 31, 2024 and 2025, respectively. The interest free, unsecured, and due on demand balance due to Ms. Lung was S$207 and S$31,006 (US$24,112) as at December 31, 2024 and 2025, respectively.

The Company paid director fees and director’s remuneration to Mr. Goh Kian Hwa amounting to S$241,600 and S$247,569 (US$192,526) for the years ended December 31, 2024 and 2025, respectively.

The Company paid director fees and director’s remuneration to Mr. Chew Kim Chwee amounting to S$120,000 and S$121,899 (US$94,797) for the years ended December 31, 2024 and 2025, respectively.

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

For the years ended December 31, 2024 and 2025, we did not declare or pay any dividend in relation to our retained profit.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details.

Not applicable.

B. Plan of Distribution.

Not applicable.

C. Markets.

Not applicable.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital.

As of the date of this Annual Report, we are authorized to issue a maximum of (i) 800,000,000 Class A ordinary shares with par value of US$0.004 each; and (ii) 200,000,000 Class B ordinary shares with par value of US$0.004 each.

B. Memorandum and Articles of Association.

We incorporate by reference into this Annual Report the description of our third amended and restated memorandum and articles of association passed on September 16, 2025 (“Memorandum and Articles of Association”).

The following are summaries of material provisions of our Memorandum and Articles of Association as they relate to the material terms of our shares.

Ordinary shares

General

All of our issued shares are fully paid and non-assessable. Certificates representing the shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. As at the date of this Annual Report, there are 5,022,202 Class A Ordinary Shares and 817,568 Class B Ordinary Shares issued and outstanding, respectively.

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

Voting rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A Ordinary Share shall be entitled to one vote and each Class B Ordinary Share shall be entitled to 100 votes on all matters subject to the vote at general meetings of our Company. At any general meeting, a resolution put to the vote of the meeting shall be decided by poll. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of at least two-thirds of such members, as being entitled to do so, vote in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the shares may, among other things, divide or combine their shares by ordinary resolution.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. Our amended and restated memorandum and articles of association provide our Shareholders with the right to put any proposals before annual general meetings.

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

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, the rights attached to any such class may, subject to the rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the approval of a resolution passed by at least two-thirds of the votes cast by the holders of the shares of that class present and voting in person or by proxy at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

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

Singapore Taxation

MSC Consulting (S) Pte. Ltd. is incorporated in Singapore and is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Credit risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable and deposits. The Company has designed its credit policies with an objective to minimize their exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

Interest rate risk

We are exposed to cash flow interest rate risk in relation to bank loans, bank overdrafts and a with-recourse receivables purchase facility with variable interest rates which is partially offset by bank balances held at variable rates. It is the Group’s policy to keep its borrowings at variable rates at a minimum so as to minimize the fair value interest rate risk.

Foreign currency risk

The Group is exposed to foreign currency risk primarily through service income that is denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$.

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

As disclosed in the IPO prospectus, we plan to use the net proceeds of our IPO as follows:

●	Approximately 50% for Acquisitions or strategic investments in complementary businesses or technologies;
●	Approximately 10% for continuing investment into research and development;
●	Approximately 40% for working capital and other general corporate purposes.

By December 31, 2025, our actual use of the net proceeds from IPO were approximately:

●	5.5% for strategic investments in complementary businesses or technologies;
●	6.5% for continuing investment into research and development;
●	The remainder are for working capital, hiring of research and development personnel, professional fees and other general corporate purposes (including cash reserve)

The variance from the initially intended allocation, particularly the lower deployment in acquisitions or strategic investments, was primarily due to the following:

●	Lack of suitable targets at mutually acceptable terms: The company is still exploring strategic acquisitions and investments in businesses with synergistic effects to the Company and at mutually acceptable terms.
●	Changing strategic priorities: Since the later part of 2024, the company is gearing more towards investments in the development of AI (artificial intelligence) capabilities for the Company’s platform and solutions.
●	Timing of execution: Some strategic acquisitions and investments, as well as research and development activities are extended into 2025 and beyond.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

b. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

d. Changes in internal control over financial reporting

Except for the matters described above, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external independent registered public accountant firms in 2024 and 2025.

	2024	2025	2025
	S$	S$	US$
Audit Fees	207,359	259,247	201,607
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
All Other Fees	—	—	—
Total	207,359	259,247	201,607

Note: 2024 and 2025 audit fees paid to the principal external independent registered public accounting firms encompassed audits of 2024 and 2025 accounts, as well as the half-yearly reviews for the corresponding periods.

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

The Company engaged Simon & Edward LLP during the period from February 26, 2023 to December 30, 2024 (the “Engagement Period”). During the Engagement Period, Simon & Edward issued reports on the Company’s financial statements for the financial years ended December 31, 2021, 2022, 2023 and 2024, and reviews for the half-yearly financial statements for the six-months ended June 30, 2022, 2023, 2024 and 2025. Furthermore, during the Company’s three most recent fiscal years and through December 30, 2024, there have been no disagreements with Simon & Edward on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Simon & Edward’s satisfaction, would have caused Simon & Edward to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements.

For the Company’s two most recent fiscal years and the subsequent interim period through the date of Simon & Edward’s dismissal, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Simon & Edward with a copy of the above disclosure and requested that Simon & Edward furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Simon & Edward’s letter is filed as Exhibit 16.1 to this Annual Report.

On November 22, 2024, the audit committee of the board of directors of the Company approved the engagement of Enrome LLP (“Enrome”) to serve as the independent registered public accounting firm of the Company for (i) an audit of the Company’s financial statements for the fiscal year ended December 31, 2024 and subsequent financial years; (ii) a review of the Company’s semi-annual financial statements for the six months ending June 30, 2025 and subsequent semi-annual financial statements; and (iii) other audit functions as are required by the Company. Enrome was subsequently engaged by the Company on December 30, 2024.

On January 2, 2026, the audit committee of the board of directors of the Company approved the re-appointment of Enrome for (i) the audit of the Company’s financial statements for the fiscal year ended December 31, 2025; and (ii) a review of the Company’s semi-annual financial statements for the six months ending June 30, 2026.

During the Company’s two most recent fiscal years and through December 31, 2025, neither the Company nor anyone acting on the Company’s behalf consulted Enrome with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

There are no material differences in our corporate governance practices from those of U.S. domestic companies under the listing standards of NASDAQ.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

For the year ended December 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

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

As we do not have a dedicated board committee solely focused on cybersecurity, our full board oversees the implementation of our cybersecurity strategy, as well as cybersecurity risks, with the aim of protecting our interests and assets. Our cybersecurity strategy was developed by our management team, the third-party service providers and approved by our management. The board receives reports from our third-party service providers should any irregularities relating to cybersecurity be noted.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Exhibit

1.1*	Third Amended and Restated Memorandum and Articles of Association of the Company passed on 16 September 2025

8.1*	List of Subsidiaries

10.1**	Subscription Agreement with Evvo Labs Pte. Ltd. dated October 16, 2024

10.2*	Evvo Labs Restructuring Deed dated Nov 8, 2025

10.3**	Partnership Agreement with Electronics Industries Training Centre (ELITC) dated October 22, 2024

10.4**	2025 Equity Incentive plan (incorporated by reference to Exhibit 99.4 to the Company’s Form 6-K filed on December 31, 2024)

10.5**	Tenancy Renewal Agreement between K.H. GOH Holdings Pte Ltd. and MSC Consulting (S) Pte Ltd dated December 1, 2022

10.6**	Tenancy Renewal Agreement between K.H. GOH Holdings Pte Ltd. and Orangekloud Pte Ltd dated December 1, 2022

10.7*	Tenancy Agreement between Hiap Huat Holdings (Pte) Limited and MSC Consulting (S) Pte Ltd dated April 24, 2025

10.8**	Membership Agreement between Incompleteness Theorem Sdn Bhd and MSCI Consulting Sdn Bhd dated March 1, 2023

10.9*	Supplemental Agreement between Incompleness Theorem Sdn Bhd and Orangekloud Technology Sdn Bhd dated February 9, 2026

10.10**	Shareholder’s Agreement relating to MSC Consulting (S) Pte. Ltd. dated August 17, 2018

10.11**	Form of Executive Officer Agreement, by and between Orangekloud Technology Inc. and its Executive Officer

10.12**	Form of Independent Director Agreement, by and between Orangekloud Technology Inc. and its Independent Director

10.13*	Novation Agreement between Orangekloud Technology Inc., Enterprise Software Investment Inc. and MSC Consulting (S) Pte Ltd dated December 23, 2025

10.14*	Debt Conversion Agreement between Orangekloud Technology Inc. and Enterprise Software Investment Inc. dated December 23, 2025

10.15*	Debt Conversion Agreement between Enterprise Software Investment Inc. and MSC Consulting (S) Pte Ltd dated December 23, 2025

11.1**	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Form F-1 (file no. 333-277162) filed on September 11, 2024)

12.1*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Simon & Edward, LLP

97.1**	Clawback Policy (incorporated by reference to Exhibit 99.7 to the Company’s Form 6-K filed on July 30, 2024)

101 *	The following financial information from the Annual Report on Form 20-F for the fiscal year ended December 31, 2025, formatted in XBRL (Extensible Business Reporting Language) and filed electronically herewith: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Operations; (iii) the Consolidated Statements of Changes in Shareholders’ Equity; (iv) the Consolidated Statements of Cash Flows; and (v) the Notes to the Consolidated Financial Statements.

* Filed herewith

**Previously filed

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Orangekloud Technology Inc.

Date: April 30, 2026	By:	/s/ Goh Kian Hwa
	Name:	Goh Kian Hwa
	Title:	Chief Executive Officer

ORANGEKLOUD TECHNOLOGY INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Orangekloud Technology Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of OrangeKloud Technology Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

April 30, 2026

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

The primary procedures we performed to address this critical audit matter included:

●	We evaluated management’s significant accounting policies – revenue recognition related to these sales contracts and service contracts executed for reasonableness.

●	We selected sales contracts on a sample basis and performed the following procedures:

☐	Obtained and read contract for each selection;

☐	Tested management’s identification of performance obligation and allocation of contract consideration toward each performance obligation identified;

☐	Assessed the reasonableness of the timing of revenue recognition and management conclusion toward principal vs. agent role assumed in the sales contracts;

☐	Traced to the evidence the management uses to apply their accounting policies;

☐	Evaluated the appropriateness of management’s application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions;

☐	We tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognized in the financial statements.

/s/ Simon & Edward, LLP

We have served as the Company’s auditor since 2023.

Rowland Heights, California

April 19, 2024

ORANGEKLOUD TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31
	2024	2025	2025
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	8,165,692	2,986,037	2,322,138
Accounts receivable, net	244,179	900,759	700,489
Contract assets, current	133,088	65,065	50,599
Advance to suppliers	4,536,184	705,219	548,424
Other current assets	153,578	266,382	207,156
Total current assets	13,232,721	4,923,462	3,828,806

Non-current assets
Long-term investment	1,000,000	3,890,000	3,025,119
Intangible assets, net	1,753,805	1,425,809	1,108,802
Property and equipment, net	28,930	314,659	244,699
Right-of-use assets	-	1,296,349	1,008,126
Contract assets, non-current	3,158	-	-
Total non-current assets	2,785,893	6,926,817	5,386,746

TOTAL ASSETS	16,018,614	11,850,279	9,215,552

LIABILITIES
Current liabilities
Accounts payable	299,543	236,504	183,921
Accruals and other payables	518,716	610,372	474,665
Amount due to directors	207	31,006	24,112
Contract liabilities	1,138,202	848,899	660,159
Bank loans, current	256,915	104,863	81,548
Operating lease liabilities, current	-	196,981	153,185
Total current liabilities	2,213,583	2,028,625	1,577,590

Non-current liabilities
Contract liabilities, non-current	2,297	64,800	50,393
Bank loans, non-current	246,664	141,801	110,274
Operating lease liabilities, non-current	-	1,099,368	854,941
Total non-current liabilities	248,961	1,305,969	1,015,608

TOTAL LIABILITIES	2,462,544	3,334,594	2,593,198

COMMITMENTS AND CONTINGENCIES	-	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, US$0.004 par value, 1,000,000,000 shares authorized, 5,839,750 and 5,839,770 shares issued and outstanding as of December 31, 2024 and 2025, respectively*	31,343	31,343	24,374
Additional paid in capital	23,144,114	23,144,114	17,998,378
Accumulated losses	(9,765,882)	(14,206,766)	(11,048,111)
Other reserves	16,667	16,667	12,961
Accumulated other comprehensive income	129,828	(469,673)	(365,248)
Total shareholders’ equity	13,556,070	8,515,685	6,622,354

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	16,018,614	11,850,279	9,215,552

(*)	The share numbers and amounts are presented on a retrospective basis, see Note 9.

The accompanying notes are an integral part of these consolidated financial statements.

ORANGEKLOUD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended December 31
	2023	2024	2025	2025
	S$	S$	S$	US$
Revenue:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	2,129,993	1,525,686	2,709,033	2,106,721
- No-code platform and mobile application	201,632	324,217	530,518	412,566
Services and license support	3,757,971	2,192,871	2,443,288	1,900,061
Total revenue	6,089,596	4,042,774	5,682,839	4,419,348

Cost of revenue:
License, subscriptions fee and product
- Packaged subscription, license, software and hardware for solution	(1,279,787)	(1,239,419)	(1,861,052)	(1,447,276)
- No-code platform and mobile application	(52,918)	(24,950)	(257,024)	(199,879)
Services and license support	(1,884,270)	(1,724,855)	(1,054,112)	(819,746)
Total cost of revenues	(3,216,975)	(2,989,224)	(3,172,188)	(2,466,901)

Gross profit	2,872,621	1,053,550	2,510,651	1,952,447

Operating expenses:
Selling and marketing expenses	(713,503)	(984,369)	(1,043,171)	(811,238)
General and administrative expense	(2,644,245)	(8,447,549)	(7,543,431)	(5,866,266)
Depreciation and amortization expenses	(288,766)	(277,951)	(427,273)	(332,275)
Research and development expenses	(576,556)	(30,621)	(966,343)	(751,492)
Total operating expenses	(4,223,070)	(9,740,490)	(9,980,218)	(7,761,271)

Loss from operations	(1,350,449)	(8,686,940)	(7,469,567)	(5,808,824)

Other income (expenses):
Other income	100,288	266,158	3,185,361	2,477,145
Interest expenses	(36,616)	(34,902)	(23,657)	(18,397)
Other expenses	(20,916)	(22,611)	(46,471)	(36,139)
Total other income, net	42,756	208,645	3,115,233	2,422,609

Loss before tax expense	(1,307,693)	(8,478,295)	(4,354,334)	(3,386,215)
Income tax expense	-	(169,304)	(116,900)	(90,909)
Net loss	(1,307,693)	(8,647,599)	(4,471,234)	(3,477,124)

Other comprehensive income (loss):
Foreign currency translation, net of income tax	(37,247)	64,928	(599,501)	(466,211)
Total comprehensive loss	(1,344,940)	(8,582,671)	(5,070,735)	(3,943,335)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted	(0.26)	(1.62)	(0.77)	(0.60)

Weighted average number of ordinary shares used in computing net income (loss) per share
Basic and diluted	5,000,000	5,350,587	5,839,755	5,839,755

The accompanying notes are an integral part of these consolidated financial statements.

ORANGEKLOUD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Retained earnings		Accumulated other	Total
	Shares Outstanding	Par value	paid-in capital	(Accumulated losses)	Other reserve	comprehensive income (loss)	Shareholders’ equity
		S$	S$	S$	S$	S$	S$
Balance as of January 1, 2022	5,000,000	26,808	3,106,525	(1,798,477)	16,667	10,420	1,361,943
Net income	-	-	-	1,987,887	-	-	1,987,887
Foreign currency translation	-	-	-	-	-	14,282	14,282
Balance as of January 1, 2023	5,000,000	26,808	3,106,525	189,410	16,667	24,702	3,364,112
Net loss	-	-	-	(1,307,693)	-	-	(1,307,693)
Foreign currency translation	-	-	-	-	-	40,198	40,198
Balance as of December 31, 2023	5,000,000	26,808	3,106,525	(1,118,283)	16,667	64,900	2,096,617
Sale of public units through public offering, net of offering cost	687,500	3,723	16,080,417	-	-	-	16,084,140
Issuance of over-allotment shares	102,250	549	2,608,758	-	-	-	2,609,307
Issuance of Maxim shares	50,000	263	1,348,414	-	-	-	1,348,677
Net loss	-	-	-	(8,647,599)	-	-	(8,647,599)
Foreign currency translation	-	-	-	-	-	64,928	64,928
Balance as of December 31, 2024	5,839,750	31,343	23,144,114	(9,765,882)	16,667	129,828	13,556,070
Reverse Stock Split (rounding up)	20	-	-	-	-	-	-
# Adjust opening retained earnings	-	-	-	30,350	-	-	30,350

Net loss	-	-	-	(4,471,234)	-	-	(4,471,234)
Foreign currency translation	-	-	-	-	-	(599,501)	(599,501)
Balance as of December 31, 2025	5,839,770	31,343	23,144,114	(14,206,766)	16,667	(469,673)	8,515,685
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2025	5,839,770	24,374	17,998,378	(11,048,111)	12,961	(365,248)	6,622,354

#	Note: Arising from to late audit adjustment by subsidiary auditors for deferred tax asset recognition for FY 2024.

The accompanying notes are an integral part of these consolidated financial statements.

ORANGEKLOUD TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31
	2023	2024	2025	2025
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(1,307,693)	(8,647,599)	(4,471,234)	(3,477,124)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	288,766	277,951	427,273	332,275
Loss on disposal of property and equipment	-	-	1,573	1,223
Principal payment of operating lease	(467)	-	-	-
Unrecognized deferred tax asset	-	161,000	-	-
Adjustment to Opening Deferred Tax Asset	-	-	30,350	23,602
Revaluation of Investment in Evvolutions LeadTech Inc.	-	-	(2,890,000)	(2,247,453)
Fees paid to Maxim for share issuance	-	1,348,677	-	-
Foreign currency translation	-	64,928	(599,501)	(466,211)
Change in operating assets and liabilities:
Account receivables	1,785,119	341,433	(656,580)	(510,600)
Contract assets	(436,852)	326,317	71,181	55,355
Other current assets and advance to suppliers	2,017	(4,495,713)	3,983,026	3,097,462
Deposits	22,425	3,210	(264,866)	(205,977)
Account payables	(32,823)	15,155	28,161	21,900
Accruals and other payables	62,660	151,336	456	355
Contract liabilities	(1,390,629)	538,024	(226,800)	(176,375)

Net cash used in operating activities	(1,007,477)	(9,915,281)	(4,566,961)	(3,551,568)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(18,914)	(37,263)	(375,571)	(292,068)
Additions in intangible assets	(43,272)	(397,256)	(11,008)	(8,561)
Purchase of equity security	-	(1,000,000)	-	-

Net cash used in investing activities	(62,186)	(1,434,519)	(386,579)	(300,629)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of borrowings	(214,208)	(245,623)	(256,915)	(199,794)
Proceeds from borrowings	500,000	-	-	-
Net movements in deferred offering expenses	(157,539)	-	-	-
Net movements in amounts due from related parties	(429)	429	-	-
Net movements in amounts due to directors	(31,365)	11	30,800	23,952
Proceeds from sale of public units through public offering	-	16,084,140	-	-
Proceeds from issuance of over-allotment shares		2,609,307	-	-

Net cash (used in) provided by from financing activities	96,459	18,448,264	(226,115)	(175,842)

Effects of exchange rate changes on cash, cash equivalents and restricted cash	40,198	-	-	-
Net changes in cash and cash equivalents	(933,006)	7,098,464	(5,179,655)	(4,028,039)
Cash and cash equivalents - beginning of year	2,000,234	1,067,228	8,165,692	6,350,177

Cash and cash equivalents - end of year	1,067,228	8,165,692	2,986,037	2,322,138

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	-	8,304	99,005	76,993

Cash paid for interest	36,616	34,902	23,657	18,397

SUPPLEMENTAL DISCLOSURE OF NON-CASH OPERATING AND FINANCING ACTIVITIES:
Fees paid to Maxim with share issuance	-	1,348,677	-	-
Right-of-use assets obtained in exchange for operating lease liabilities	-	-	1,390,153	1,081,074
Revaluation of Investment in Evvolutions LeadTech Inc.	-	-	(2,890,000)	(2,247,453)

The accompanying notes form an integral part of these consolidated financial statements.

ORANGEKLOUD TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

Orangekloud Technology Inc. is an investment holding company incorporated on May 12, 2023 under the laws of the Cayman Islands. The Company through its subsidiaries provides IT consultancy services and distribution of related products and services. The Company and its subsidiaries are collectively referred to as the “Company”.

The Company disrupts traditional enterprise application development, in particular for SMEs (i.e.: entities with an employment size of not more than 200 or with annual sales turnover of not more than $100 million), with integrated Agile and DevOps practices for mobile developers to build cross platform mobile application, faster, smarter and in a secure manner with a No-Code RMAD, adopting a PaaS model. The Company also offers ERPs predominately in Singapore.

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

In implementing the eMOBIQ® platform for customer SMEs, the Company also complements this service with the digital transformation advisory and solutions to customers in developing their Digital Transformation Roadmap and ultimately implementing such software application solutions. The Company also provides custom mobile application solutions based on customers’ needs, which the Company builds through the eMOBIQ® platform, allowing for rapid deployment. Such customers typically subscribe to an eMOBIQ® user license to continue their operation of their custom eMOBIQ® mobile applications. Outside developers may also subscribe to an eMOBIQ® developer license through a subscription model, in order to custom build their own mobile solution applications, or to develop custom mobile application solutions for their own customers (“End-Users”). In such cases, these End-Users will also require an eMOBIQ® user license in order to operate the custom mobile applications built on the eMOBIQ® platform.

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

1	Organization and business overview (continued)

The consolidated financial statements of the Company include the following entities:

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Orangekloud Technology Inc.	12 May 2023	100%	Cayman Island	Investment holding
Enterprise Software Investment Inc.	12 May 2023	100%	British Virgin Islands	Investment holding
MSC Consulting (S) Pte. Ltd.	16 June 2003	100%	Singapore	Information technology consultancy
Orangekloud Pte. Ltd.	8 August 2015	100%	Singapore	Software provider
Orangekloud Investments Pte. Ltd.	8 November 2018	100%	Singapore	Dormant
Orangekloud, Inc.	15 March 2017	100%	The state of California	Dormant
Orangekloud Technology Sdn. Bhd.	16 May 2006	100%	Malaysia	Information technology consulting solution
Emobiq AI Pte Ltd	24 July 2025	100%	Singapore	Dormant

Emobiq AI Pte Ltd 24 July 2025 100% Singapore Dormant

2	Summary of significant accounting policies

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

Accounts receivable, net

Accounts receivable mainly represent amounts due from clients that meet the revenue recognition criteria. These accounts receivable are recorded net of any allowance for credit losses, do not bear interest, and specific customer credit allowances. The Company maintains an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Other current assets

Other current assets, net, primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, prepaid rent and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. As of December 31, 2024 and 2025, management believes that the Company’s other current assets are not impaired.

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

Patents are patents of service management, OK365® and TableQR® wordmarks.

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. As of December 31, 2024 and 2025, no impairment of long-lived assets was observed and recognized.

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

Fair value measurements

The fair value of bank loans payable had been determined based on the variable nature of the interest rates and the proximity to the issuance date. The following table presents the fair value and carrying value of the Company’s long-term investment and bank loans as of December 31, 2024 and 2025:

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Assets – December 31, 2024 (S$)
Long-term investment (a)	$-	$-	$1,000,000	$1,000,000
Liabilities – December 31, 2024 (S$)
Bank loans	$-	$503,579	$-	$547,842

2	Summary of significant accounting policies (continued)

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Assets – December 31, 2025 (S$)
Long-term investment (a)	$-	$-	$3,890,000	$3,890,000

Liabilities – December 31, 2025 (S$)
Bank loans	-	$246,664	$-	$267,316

Assets – December 31, 2025 (US$)
Long-term investment (a)	-	$-	$3,025,119	$3,025,119

Liabilities – December 31, 2025 (US$)
Bank loans	$-	$191,822	$-	$207,882

(a)

On October 18, 2024, Orangekloud Technology Inc. (“ORKT” or the “Company”) announced the signing of an Investment Agreement with Evvo Labs Pte. Ltd (“Evvo Labs”), an established Cybersecurity company in Singapore, to invest S$1,000,000 for a 3.23% shareholding stake in Evvo Labs. The strategic investment would enable ORKT to leverage Evvo Labs’ cybersecurity capabilities to elevate ORKT’s offerings of digital transformation solutions, benefitting the Company’s end-user enterprise customers. Around November 11, 2024, 20,588 ordinary shares of Evvo Labs, representing approximately 3.23% of the total shareholding of Evvo Labs, were issued to Orangekloud Investments Pte Ltd.

Around November and December 2025, Orangekloud exchanged its entire equity interests in Evvo Labs Pte Ltd to 1,001,199 class A ordinary shares of Evvolutions LeadTech Inc (“EVVO”), a Cayman-incorporated entity which then held 100% shares in Evvo Labs. EVVO filed its F-1 Registration Statement with the US Securities & Exchange Commission on 10 Dec 2025, in connection with a proposed IPO New York Stock Exchange, and subsequently announced its plans to offer up to 3.3 million IPO shares at a price range of US$4 to US$5 under the ticker symbol of “EVVO” (as shown in NASDAQ website).

The Company accounts for its investment in EVVO in accordance with ASC 321, Investments — Equity Securities, and measures the investment at fair value, with changes in fair value recognized in earnings. As at December 31, 2025, the fair value of the investment was estimated using a combination of observable and unobservable inputs, including the low end of the proposed IPO price range published on the NASDAQ website, following its Form F-1 filing with the US Securities & Exchange Commission (SEC), adjusted for an estimated discount of 25% to reflect factors including IPO completion risk, market volatility, and lack of liquidity. Comparison was also made to the average price-earnings and price-to-sales ratios, as well as EVVO’s forward sales and profits – as prepared by EVVO in consultation with its underwriter - for benchmarking reference. The investment is classified within Level 3 of the fair value hierarchy due to the use of some unobservable inputs. The resulting amount was translated into the Company’s functional currency using the year-end spot exchange rate. During the year, the Company recognized an unrealized gain of S$2.89 million, which is presented as unrealized gain on equity securities in profit or loss under US GAAP.

There is no transfer between the levels for the years ended December 31, 2024 and 2025.

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

Concentrations and credit risk

The Company maintains cash with banks in Singapore (“SGN”). Should any bank holding cash become insolvent, or if the Company is otherwise unable to withdraw funds, the Company would lose the cash with that bank; however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. In Singapore, with effect from April 1, 2024, a depositor has up to S$100,000   insured by Singapore Deposit Insurance Corporation (“SDIC”).

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company has designed its credit policies with an objective to minimize its exposure to credit risk. The Company’s accounts receivable are short term in nature and the associated risk is minimal. The Company conducts credit evaluations on its clients and generally does not require collateral or other security. The Company periodically evaluates the creditworthiness of the existing clients in determining the allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific clients.

As of December 31, 2023, 2024 and 2025, the Company’s assets were located in Singapore and the Company’s revenue was principally derived from the operations in Singapore.

2	Summary of significant accounting policies (continued)

Concentrations and credit risk (continued)

For the year ended December 31, 2024, customer A and customer D each accounted for 6% of the Company’s total revenue, and 6% and 5% of the Company’s total accounts receivable as of December 31, 2024, respectively. For the year ended December 31, 2025, customer E, customer F and customer G accounted for 13%, 7% and 7% of the Company’s total revenue, and 1%, 25% and 48% of the Company’s total accounts receivable as of December 31, 2025, respectively.

For the year ended December 31, 2024, Microsoft Regional Sales Pte Ltd. and Ingram Micro Asia Marketplace Pte Ltd. accounted for 40% and 37% of the Company’s total purchases, and 47% and 12% of the accounts payable as of December 31, 2024, respectively. For the year ended December 31, 2025, Microsoft Regional Sales Pte Ltd., Ingram Micro Asia Marketplace Pte Ltd. and Agentis Intelligence Pte Ltd. accounted for 21%, 13% and 24% of the Company’s total purchases, and 74%, 12% and 0% of the accounts payable as of December 31, 2025, respectively.

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

Translations of the consolidated balance sheet, consolidated statement of income and consolidated statements of cash flows from S$ into US$ as of and for the years ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$ 0.7320 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended December 31, 2023,2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of Ordinary Share outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into Ordinary Share. When the Company has a loss, diluted shares are not included as their effect would be anti-dilutive. The Company has no dilutive securities or debt for each of the years end December 31, 2024 and 2025.

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

Recent Accounting Pronouncements (continued)

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which amends and enhances the disclosure requirements for reportable segments. All disclosure requirements under this standard will also be required for public entities with a single reportable segment. This standard became effective for fiscal years beginning after December 15, 2023 and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this standard in the fourth quarter of 2024, which did not have a material impact on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. The Company adopted this ASU in fiscal year 2025. As the amendments relate to disclosure requirements only, the adoption did not have a material impact on the Company’s consolidated financial statements.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. This ASU is effective for annual periods in fiscal years beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The ASU applies on a prospective basis for periods beginning after the effective date. However, retrospective application to any or all prior periods presented is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, which modernizes the accounting for internal-use software by removing references to project development stages and introducing a “probable-to-complete” capitalization threshold. The amendments are intended to better align accounting with contemporary software development methods, including agile and iterative development, which are commonly used in SaaS and platform-based businesses. The standard is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its accounting for capitalized software development costs.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3	Accounts receivable, net

Accounts receivable, net consist of the following:

	As of December, 31
	2024	2025	2025
	S$	S$	US$

Accounts receivable	564,772	1,119,330	870,464
Less: allowance for credit losses	(320,593)	(218,571)	(169,975)
	244,179	900,759	700,489

3	Accounts receivable, net (continued)

Movements of allowance for credit losses are as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	USD

Allowance for credit losses, beginning of the year	284,542	320,593	249,314
Addition	36,051	-	-
Reversal	-	(102,022)	(79,339)
Allowance for credit losses, ending of the year	320,593	218,571	169,975

4 Contract assets and contract liabilities

Contract assets:

	As of December, 31
	2024	2025	2025
	S$	S$	US$

Balance - beginning of the year	462,563	136,246	105,954
Increase resulting from satisfaction of performance obligations	1,514,420	1,018,368	791,950
Less: progress billings	(1,840,737)	(1,089,547)	(847,303)

Balance - end of the year	136,246	65,065	50,599

Contract liabilities:

	As of December, 31
	2024	2025	2025
	S$	S$	US$

Balance - beginning of the year	602,475	1,140,499	886,927
Advances from customers	1,871,053	1,412,632	1,098,555
Revenue recognized during the year	(1,333,029)	(1,639,432)	(1,274,930)

Balance - end of the year	1,140,499	913,699	710,552

4	Contract assets and contract liabilities (continued)

As of December 31, 2025  , the aggregate amount of transaction price allocated to unsatisfied performance obligations related to the Company’s revenue is S$735,764 (US$572,178). The Company expects to recognize revenue upon the service provided and the performance obligations are satisfied during the following time frame:

	2026	2027	Total
Remaining performance obligations (S$)
Packaged subscription, license, software and hardware for solution
- Third party licenses (a)	242,386	27,840	270,226
- Subscription of No-Code platform and mobile application (b)	22,990	-	22,990
Services and license support (c)	380,100	62,448	442,548
	645,476	90,288	735,764
Remaining performance obligations (US$)
Packaged subscription, license, software and hardware for solution
- Third party licenses (a)	188,494	21,650	210,144
- Subscription of No-Code platform and mobile application (b)	17,879	-	17,879
Services and license support (c)	295,591	48,564	344,155
	501,964	70,214	572,178

(a)	Advances from customers but packaged subscription, license, software or hardware for solution have not delivered to customer yet as of December 31, 2025.
(b)	The remaining subscription period of No-Code platform and mobile application sold as of December 31, 2025 .
(c)	The remaining performance obligations for professional services or support pursuant to services or support contracts have yet to be rendered pursuant to the ongoing projects.

5	Long-term investment

Orangekloud Investments Pte Ltd invested S$1,000,000 for 20,588 new ordinary shares issued November 11, 2024, representing a 3.23% equity interest of Evvo Labs Pte Ltd, a cybersecurity company in Singapore, which was accounted for at fair value.

Following a restructuring and share exchange exercise, Orangekloud Investments Pte Ltd held 1,001,199 Class A ordinary shares of Evvolutions LeadTech Inc. (“EVVO”), a Cayman-incorporated entity. EVVO filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission on December 10, 2025, in connection with a proposed initial public offering (“IPO”) on the New York Stock Exchange, and subsequently disclosed an indicative IPO price range of US$4.00 to US$5.00 per share. Our fair value measurement as at December 31, 2025 was S$3,890,000. This strategic investment would enable the Company to leverage Evvo Labs’ cybersecurity capabilities to elevate ORKT’s offerings of digital transformation solutions, benefitting the Company’s end-user enterprise customers.

6	Intangible assets

Intangible assets include patent and eMOBIQ®, a computer software platform that is not an integral part of a computer-controlled machine. The intangible assets are initially capitalized at cost which includes the purchase price (net of any discounts and rebates) and other directly attributable cost of preparing the asset for its intended use. Direct expenditure which enhances or extends the performance of the intangible assets beyond their specifications and which can be reliably measured, is added to the original cost of the intangible assets. Costs associated with maintaining the intangible assets are recognized as an expense when incurred. Following initial recognition, intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses.

	As of December, 31
	2024	2025	2025
	S$	S$	US$

Patent	79,793	90,804	70,615
Software cost	2,826,038	2,826,035	2,197,710

Total	2,905,831	2,916,839	2,268,325
Less: accumulated amortization	(1,152,026)	(1,491,030)	(1,159,523)

Net book value	1,753,805	1,425,809	1,108,802

Amortization expenses for the years ended December 31, 2024 and 2025 were S$257,342 and S$339,004 (US$263,632), respectively.

7	Leases

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

The Company has one office premise lease agreement with a lease term of six years  , with an option to renew for three years and the monthly lease payment amount to be mutually agreed by taking into account the prevailing market rate at the time of exercise of the option. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term with one year.

As of December 31, 2025, there’s no non-cancellable lease contracts.

(a)	Amount recognized in the consolidated balance sheet:

	As of December, 31
	2024	2025	2025
	S$	S$	US$

Right-of-use assets	-	1,296,349	1,008,126

Lease liabilities
Current	-	196,981	153,185
Non-current (2 – 5 years)	-	1,099,368	854,941
	-	1,296,349	1,008,126

7	Leases (continued)

(b)	A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	As of December, 31
	2024	2025	2025
	S$	S$	US$

Amortization of right-of-use assets	123,881	93,804	72,948

Interest of lease liabilities	2,811	43,920	34,155

Lease Commitment

There’s no future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2025.

The following summarizes other supplemental information about the Company’s lease as of December 31, 2025:

As of December 31, 2025
Weighted average discount rate	6.5%
Weighted average remaining lease term	5.5 years

8	Accruals and other payables

	As of December, 31
	2024	2025	2025
	S$	S$	US$

Accruals for staff related costs	457,286	500,632	389,324
Other payables	61,430	109,740	85,341

Total	518,716	610,372	474,665

9	Equity

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

On September 16, 2025, the Company held an extraordinary general meeting of the shareholders (EGM) to approve a 1-for-4 reverse stock split (or 4-to-1 share combination). Following shareholder approval and the reverse split (with rounding up of fractional shares), there were 2,087,022 Class A ordinary shares and 3,742,748 Class B ordinary shares of the Company outstanding. The authorized capital of the Company was also revised to 800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares. The par value of each share of the Company (Class A and Class B) became US$0.004. The effective date for the trading of the Company’s Class A ordinary shares on Nasdaq after the reverse stock split is September 29, 2025.

10	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024 and 2025:

Name of related parties	Relationship with the Company
AE Computer Systems Pte Ltd	100% owned by the founder and Director, Goh Kian Hwa until September 30, 2022
Foodopa Technologies Pte Ltd	100% owned by Goh Kian Hwa’s son, Goh Song Han, who is also the Chief Innovation Officer of the Company.
K.H. Goh Holdings Pte Ltd	100% owned by the founders and Directors: Goh Kian Hwa (50%) and Lung Lay Hua (50%)
Vertical Software Asia Pte Ltd	100% owned by the founders and Directors: Goh Kian Hwa (50%) and Lung Lay Hua (50%)
Xenturion Technology Pte Ltd	90% owned by the founder and Director: Goh Kian Hwa
Goh Kian Hwa	Shareholder, Founder and Director
Lung Lay Hua	Shareholder, Founder and Director
Chew Kim Chwee	Shareholder, director of pre-sales of MSC Consulting

Due to related parties

The Company rented the office from K.H. Goh Holdings Pte Ltd, for S$138,210, S$138,210 and S$69,105 (US$53,741) for the years ended December 31, 2023, 2024 and 2025, respectively.

The Company paid director fees and director’s remuneration to Ms. Lung Lay Hua amounting to S$238,758, S$241,600 and S$247,559 (US$192,518) for the years ended December 31, 2023, 2024 and 2025, respectively. The interest free, unsecured, and due on demand balance due to Ms. Lung was S$207 and S$31,006 (US$24,112).

The Company paid director fees and director’s remuneration to Mr. Goh Kian Hwa amounting to S$237,873, S$241,600 and S$247,569 (US$192,526) for the years ended December 31, 2023, 2024 and 2025, respectively.

10	Related party transactions and balances (continued)

The Company paid director fees and director’s remuneration to Mr. Chew Kim Chwee amounting to S$117,151, S$120,000 and S$121,899 (US$94,797) for the year ended December 31, 2023, 2024 and 2025, respectively.

11	Bank loans

The Company has a five-year S$750,000 fixed rate bank loan which expires in December 2025. The bank loan which carries interest of 3% per annum is secured by personal guarantee of two of the Company directors. As of December 31, 2024 and 2025, the carrying amount of the bank loan was S$161,719 and S$0 (fully repaid), respectively.

On March 23, 2023, the Company has another five-year S$500,000 fixed rate bank loan which expires in March 2028. The bank loan which carries interest of 7% per annum is secured by personal guarantee of two of the Company directors. As of December 31, 2024 and 2025, the carrying amount of the bank loan was S$386,123 and S$246,664 (US$191,822).

Interest expenses for the years ended December 31, 2024 and 2025 were  S$34,902 and S$23,657 (US$18,397), respectively.

The maturities schedule is as follows:

	Amount	Amount
Years ended December 31,	S$	US$
2026	104,862	81,548
2027	112,443	87,443
2028	29,359	22,831

Total	246,664	191,822
Less: current portion	(104,863)	(81,548)

Long-term portion	141,801	110,274

12	Segmental reporting

We realize revenue primarily through the sale of package software solutions and no-code platform and mobile applications and related service provided. The Company managed and reviewed its business through two operating and reporting segments based on the products/service offered in accordance with ASC 280.

12	Segmental reporting (continued)

The following tables present summary information by segment for the years ended December 31,2024 and 2025, respectively:

	Year Ended December 31, 2024
	Packaged software solutions	No-code platform and mobile application	Corporate Governance	Total
	S$	S$	S$	S$
Revenue	3,267,891	774,883	-	4,042,774
Cost of revenue	(2,655,675)	(333,549)	-	(2,989,224)

Gross profits	612,216	441,334	-	1,053,550

Loss from operation	(1,431,609)	(1,097,510)	(6,157,821)	(8,686,940
Other income	79,214	34,940	94,491	208,645)

Loss before tax expense	(1,352,395)	(1,062,570)	(6,063,330)	(8,478,295)

Income tax expense	(161,000)	(8,304)	-	(169,304

Net loss	(1,513,395)	(1,070,874)	(6,063,330)	(8,647,599

Total reportable assets	951,369	3,010,728	12,056,517	16,018,614

	Year Ended December 31, 2025
	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total	Packaged software solutions	No-Code platform and mobile application	Corporate Governance	Total
	S$	S$	S$	S$	US$	US$	US$	US$
Revenue	3,714,411	1,968,428	-	5,682,839	2,888,570	1,530,778	-	4,419,348
Cost of revenue	(1,785,650)	(1,386,538)	-	(3,172,188)	(1,388,638)	(1,078,263)	-	(2,466,901)

Gross profits	1,928,761	581,890	-	2,510,651	1,499,932	452,515	-	1,952,447

Loss from operation	(2,035,462)	(773,579)	(4,660,526)	(7,469,567)	(1,582,908)	(601,586)	(3,624,330)	(5,808,824)
Other income (expenses)	(767)	2,896,534	219,466	3,115,233	(596)	2,252,534	170,671	2,422,609

Income (loss) before tax expense	(2,036,229)	2,122,955	(4,441,060)	(4,354,334)	(1,583,504)	1,650,948	(3,453,659)	(3,386,215)

Income tax expense	(17,895)	(99,005)	-	(116,900)	(13,916)	(76,993)	-	(90,909)

Net loss	(2,054,124)	2,023,950	(4,441,060)	(4,471,234)	(1,597,420)	1,573,955	(3,453,659)	(3,477,124)

Total reportable assets	4,178,389	6,494,333	1,177,557	11,850,279	3,249,389	5,050,418	915,745	9,215,552

The Company sells to one geographical location which is Singapore.

13	Income taxes

Cayman Islands and BVI

The Company and its subsidiaries are domiciled in the Cayman Islands and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company do not accrue for income taxes.

Singapore

MSC Consulting (S) Pte. Ltd. is incorporated in Singapore and is subject to Singapore Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

13	Income taxes (continued)

Malaysia

MSCI Consulting Sdn. Bhd., the subsidiary, is subject to Malaysia Corporate tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Malaysia tax laws. The standard corporate income tax rate in Malaysia is 24%. However, as the subsidiary fulfilled conditions where it has paid-up capital of MYR 2.5 million or less, and gross income from business operations is not more than MYR 50 million, for years of assessment (YA) 2023-2024 and also YA 2025, the tax rate is: 15% on the first MYR 150,000, 17% on MYR 150,001 to MYR 600,000, and 24% on amount of chargeable income exceeding MYR 600,000  . The subsidiary had operating profit of S$12,405 (US$9,080) but no tax liabilities for the year ended December 31, 2024, after offsetting of unutilized trade losses brought forward. For the year ended December 31, 2025, the subsidiary had operating profit of S$73,770 (US$57,368) but no tax liabilities after offsetting of unutilized trade losses brought forward.

California

Orangekloud, Inc., the subsidiary, is considered California tax resident enterprises under California tax laws; accordingly, they are subject to enterprise income tax on their taxable income as determine under California tax laws and accounting standards at a statutory tax rate of 8.84% (2024: 8.84%). The subsidiary has no operating profit or tax liabilities for the years ended December 31, 2024 and 2025.

Significant components of the provision for income taxes are as follows:

	Year Ended December 31,
	2024	2025	2025
	S$	S$	US$
Income tax expense is comprised of the following:
Current	8,304	99,005	76,993
Deferred	161,000	17,895	13,916

Total income tax expenses	169,304	116,900	90,909

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Year Ended December 31,
	2024	2025	2025
	S$	S$	US$
Loss before tax	(8,478,295)	(4,354,334)	(3,386,215)

Singapore income tax rate	(17.0)%	(17.0)%	(17.0)%
Reconciling items:
Non-deductible expenses	0.5%	0.4%	0.4%
Income not subject to tax	0.0%	(11.3)%	(11.3)%
Effect on different tax rate in different countries	12.4%	18.0%	18.0%
Under provision of current taxation in respect of prior year	0.1%	0%	0%
Others	6.0%	7.2%	7.2%

Effective tax rate	2.0%	2.7%	2.7%

13	Income taxes (continued)

Deferred tax

Significant components of deferred tax were as follows:

As of December, 31
	2024	2025	2025
	S$	S$	US$

Net operating loss carried forward	-	-	-

Deferred tax assets, gross	-	-	-
Valuation allowance	-	-	-

Deferred tax assets, net of valuation allowance	-	-	-

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

14	Other income

	As of December, 31
	2023	2024	2025	2025
	S$	S$	S$	US$

Government grant
-Job support scheme	63,190	69,500	44,601	34,685
-others	-	-	-	-
Interest income	-	143,695	179,500	139,591
Gain on fair value measurement of investment	-	-	2,890,000	2,247,453
Others	37,098	52,963	71,260	55,416
	100,288	266,158	3,185,361	2,477,145

15	Commitment and Contingencies

As of December 31, 2024 and 2025, the Company did not have any capital commitments.

16	Subsequent events

The Company has assessed all subsequent events through April 30, 2026, which is the date that these consolidated financial statements are available to be issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

On January 29, 2026, the Company received a Staff Delisting Determination letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq had initiated delisting proceedings due to non-compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share. The Company was not eligible for an additional 180-day compliance period as it had effected a reverse stock split to cure a prior deficiency within the preceding twelve months. The Company subsequently requested a hearing. On March 2, 2026, Nasdaq notified the Company that it had regained compliance with the minimum bid price requirement. As a result, the previously scheduled hearing was cancelled, and the Company’s Class A Ordinary Shares continue to be listed and traded on Nasdaq.

On February 10, 2026, the Company entered into a non-binding Letter of Intent with Orbis Technology Limited (“Orbis”), to negotiate a proposed reverse merger transaction involving the acquisition of the entire issued share capital and business of Orbis through the issuance of the Company’s shares. Upon completion of the proposed transaction, the existing shareholders of Orbis, including its co-founders, are expected to hold a majority of the Company’s issued shares, while the Company’s current shareholders would hold a minority interest. The Company intends to maintain its dual-class share structure following the transaction. The parties are in the process of negotiating a definitive agreement; however, there can be no assurance that such a definitive agreement will be entered into.

On March 9, 2026, Goh Kian Hwa and Lung Lay Hua each converted 1,462,590 Class B Ordinary Shares to Class A Ordinary Shares. Following the conversion, Goh Kian Hwa and Lung Lay Hua each held 408,784 Class B Ordinary Shares and 1,462,590 Class A Ordinary Shares, representing 32.045% of the total Ordinary Shares and 48.79% of the voting power of the Company.

